FARMERMAC

Financing Rural America

Federal Agricultural Mortgage Corporation
2002 Annual Report





Corporate Profile

The Federal Agricultural Mortgage Corporation, commonly known as Farmer Mac, is a stockholder-owned, federally chartered instrumentality of the United States. Farmer Mac was created by Congress in 1988 to establish a secondary market for agricultural real estate and rural housing mortgage loans and to increase the availability of long-term credit at stable interest rates to American farmers, ranchers and rural homeowners. The Farmer Mac secondary market for agricultural mortgage loans accomplishes that public policy mission by providing liquidity and lending capacity to agricultural mortgage lenders by:

- purchasing newly originated and pre-existing ("seasoned") eligible mortgage loans directly from lenders through its "cash window" and seasoned eligible mortgage loans from lenders and other third parties in negotiated transactions;
- exchanging newly issued agricultural mortgage-backed securities guaranteed by Farmer Mac ("Farmer Mac Guaranteed Securities") for newly originated and seasoned eligible mortgage loans that back those securities in "swap" transactions;
- issuing long-term standby purchase commitments ("LTSPCs") for newly originated and seasoned eligible mortgage loans; and
- purchasing and guaranteeing mortgage-backed bonds secured by eligible mortgage loans, which are referred to as AgVantage bonds.

Farmer Mac conducts these activities through two programs—Farmer Mac I and Farmer Mac II. Under the Farmer Mac I program, Farmer Mac purchases eligible mortgage loans; securitizes eligible mortgage loans purchased and guarantees the timely payment of principal and interest on the agricultural mortgage-backed securities backed by such loans; and commits to purchase eligible mortgage loans under LTSPCs for such loans. To be eligible for the Farmer Mac I program, loans must meet Farmer Mac's underwriting, appraisal and documentation standards. Under the Farmer Mac II program, Farmer Mac purchases the guaranteed portions of loans guaranteed by the United States Department of Agriculture ("USDA") and guarantees securities backed by those USDA-guaranteed portions purchased by Farmer Mac. Farmer Mac may retain Farmer Mac Guaranteed Securities in its portfolio or sell them to third parties.

Farmer Mac's programs provide participants with an efficient and competitive secondary market that enhances their ability to offer mortgage loans to agricultural and rural housing borrowers. Loan product information and indicative "net yields" are available on Farmer Mac's website.

Please refer to the Letter from the Chairman and President and Note 1 to the Consolidated Financial Statements in this Annual Report for a more complete description of Farmer Mac and its programs.

Letter from the Chairman and President

To the Stockholders of Farmer Mac:

We are pleased to report that 2002 was Farmer Mac's seventh consecutive year of dynamic growth, a year in which we accelerated our service to agriculture and continued to enhance the value of the Corporation. Farmer Mac's important accomplishments during 2002 included:

- Guarantees and LTSPCs outstanding increased by a record **$1.3 billion** to reach **$5.5 billion,** surpassing the $5 billion mark for the first time, a 32% increase above the level for 2001.
- Net income rose to **$21.3 million,** up 31% from 2001.
- Stockholders' equity at year-end reached **$183.6 million,** up 37% from 2001, largely as a result of the Corporation's first-ever preferred stock offering of $35 million.

The principal factors contributing to the year's record earnings of $21.3 million were a 30% increase in net interest income on interest-earning assets, including retained loan purchases, and a 22% increase in guarantee and commitment fee income based on a higher cumulative amount of guarantees and LTSPCs outstanding. Each year's new guarantees and LTSPCs add to the outstanding balance of guarantees and commitments issued in prior years (adjusted for amortization and prepayments), resulting in a steadily growing flow of guarantee and commitment fee income. That increasing balance of guarantees and LTSPCs permits us to realize greater efficiencies relative to our expenses. During 2002, operating expenses increased only 13% notwithstanding the effects of increased legal and consulting fees attributable to the effects of certain inaccurate and misleading publicity about Farmer Mac during 2002, while total revenue increased 19%, producing a 31% increase in net income for the year. As we continue to grow Farmer Mac's guarantee and LTSPC base, we expect the operating costs associated with each additional dollar of revenue raised to continue to decline.



Net Income
(dollars in millions)
$25
20
15
10
5
0
'98 '99 '00 '01 '02



Outstanding Guarantees
and LTSPCs
(dollars in billions)
$6.0
5.0
4.0
3.0
2.0
1.0
0
'98 '99 '00 '01 '02



Regulatory Core Capital
(dollars in millions)
$200
150
100
50
0
'98 '99 '00 '01 '02

The Corporation's issuance of preferred stock and continued retention of earnings in 2002 resulted in stockholders' equity rising to $183.6 million as of December 31, 2002, up 37% over the prior year's $134.4 million. Farmer Mac also continued to comply with all applicable regulatory capital requirements during 2002, as the Corporation's capital levels as of December 31, 2002 exceeded its minimum capital requirement by $46.9 million and its risk-based capital requirement by $130.6 million. Based on the Corporation's current position, we believe that Farmer Mac has sufficient liquidity and capital resources to support its operations for the next twelve months.

Outstanding guarantees and LTSPCs increased $1.3 billion, or 32%, to $5.5 billion as of December 31, 2002. The sources of our business in 2002 underscored the versatility of Farmer Mac's charter that permits both loan purchases, which provide liquidity for new mortgages, and external guarantees and LTSPCs, which enhance the value of mortgages already in the portfolios of lenders while reducing their required capital support. Though fewer new loan originations that meet Farmer Mac's underwriting standards should be expected in times of stress in the agricultural sector and volatility in the financial markets and interest rate environment, Farmer Mac's guarantee on existing mortgages through swaps and commitments under LTSPCs have become more attractive to agricultural mortgage lenders. Moreover, based on our experience during the period of agricultural stress over the past five years, we believe that the potential for further market penetration by Farmer Mac at this stage in its development is sufficiently great to offset cyclical reductions in demand for new agricultural credit.

With Farmer Mac's recent accomplishments and the opportunities we see for 2003, your Board and management are working hard to continue the successes of 2002 in 2003, expanding Farmer Mac's service to America's farmers, ranchers and rural homeowners.

Fred L. Dailey
Chairman of the Board

Henry D. Edelman
President and Chief Executive Officer



Business Review and Outlook

Farmer Mac continued its pattern of earnings increases in 2002 and registered another strong year of financial performance. The Corporation's annual results rose to record levels, despite volatility in financial markets and interest rates and continued stress in the agricultural economy. During the year, Farmer Mac successfully expanded its market penetration and grew its portfolio of outstanding guarantees to $5.5 billion, an increase of 32 percent over the year-earlier level. The Corporation is well positioned for further growth and success during 2003.

Financial Results and Overview

2002 was another year of solid growth and strong financial performance for Farmer Mac. Net income available to common stockholders rose to $21.3 million in 2002 from $16.3 million in 2001, marking the sixth consecutive year during which Farmer Mac achieved significant increases in profitability. Diluted earnings per share were $1.77 for 2002, a 28.3 percent increase over 2001 diluted earnings per share of $1.38.

The principal factors contributing to the year's record earnings were increases in net interest income on retained cash window loan purchases and non-program investments and guarantee and commitment fees on the higher cumulative amount of guarantees and LTSPCs outstanding. Net interest income increased $8.1 million to $35.0 million in 2002, from $26.9 million in 2001, as interest-earning assets increased by $792.0 million to $4.1 billion in 2002, from $3.3 billion in 2001. Guarantee and commitment fee income grew 22 percent to $19.3 million in 2002 from $15.8 million in 2001, as outstanding guarantees and LTSPCs increased $1.3 billion, or 32 percent, to $5.5 billion. The year's increase in guarantee and commitment fee income is indicative of the annuity-like nature of that income.

The increase in outstanding guarantee and LTSPC volume and asset growth was achieved while maintaining a relatively consistent ratio of operating expenses to total revenues, and despite the adverse effects of increased legal and consulting fees attributable to the effects of certain inaccurate and misleading publicity about Farmer Mac. During 2002, operating expenses were 38 percent of total revenues, compared to 39 percent in 2001. The effects of gains and losses on financial derivatives and trading assets increased the ratio of operating expenses to total revenues for 2002 to 38 percent from 35 percent. The effect of gains and losses on financial derivatives and trading assets on the ratio of operating expenses to revenues was less than one percent for 2001.

In 1996, Farmer Mac's statutory charter was amended to allow Farmer Mac to act as a first-loss guarantor. As of December 31, 2002, the percentage of Farmer Mac I loans purchased or placed under Farmer Mac I Guaranteed Securities or LTSPCs after changes to Farmer Mac's statutory charter in 1996 that were 90 days or more past due, in foreclosure, restructured after delinquency, in bankruptcy or classified as real estate owned, decreased to 1.56 percent, compared to 1.70 percent at the end of 2001.

As Farmer Mac's portfolio of loans held and loans underlying LTSPCs and post-1996 Act Farmer Mac I Guaranteed Securities has had certain cohort years of loan originations enter, and now start exiting, their peak default years, certain segments of the portfolio are beginning to exhibit characteristics of a mature portfolio. For example, during 2001 and 2002, the portfolio had its first loans cycle through foreclosure and into the asset category real estate owned, which completes the involuntary loan liquidation process. As of December 31, 2002,

Farmer Mac had $5.0 million of real estate owned compared to $2.5 million as of December 31, 2001. During the foreclosure process, the Corporation devises a liquidation strategy that results in either an immediate sale of the property or retention pending later sale. Farmer Mac evaluates these and other alternatives based upon economics and local law. The portfolio also has developed a core of loans that, though the borrowers on those loans have filed for bankruptcy protection, are current under the original terms of the loans. These trends are indicative of a maturing portfolio and management believes that presenting non-performing assets as it has in the past is a more meaningful measure of business trends when presented in conjunction with a measure of 90-day delinquencies. Non-performing assets are loans 90 days or more past due, in foreclosure, restructured after delinquency, in bankruptcy, or real estate owned. 90-day delinquencies are loans 90 days or more past due, in foreclosure, restructured after delinquency, or in bankruptcy, excluding loans performing under either their original loan terms or a court-approved bankruptcy plan. The difference between the non-performing asset and 90-day delinquencies measures is the exclusion of real estate owned and loans performing in bankruptcy from 90-day delinquencies.

Farmer Mac experienced $4.1 million in net losses charged against the allowance for losses in 2002, compared with $2.2 million in net losses for 2001. Through direct charges to earnings, Farmer Mac provided for $8.2 million in total losses during 2002 compared to $6.7 million during 2001. Comparing 2002 to 2001, this increase in Farmer Mac's provision for losses is comparable to the increase in the losses charged against the allowance. Farmer Mac's total allowance for losses as of December 31, 2002 was $20.0 million, compared to $15.9 million as of December 31, 2001.

In 2003, the dollar level of 90-day delinquencies could increase slightly and higher charge-offs could follow. These trends correlate to the entry of a growing percentage of Farmer Mac's portfolio into its peak loss years, price pressures on certain commodities not supported by government payments (e.g., permanent plantings), drought in the mountain region of the United States and the aftermath of a weak agricultural economy in 2002.

Business Conditions

As reported by USDA, total outstanding farm business debt on the books of commercial lenders, including Farm Credit System institutions, commercial banks and life insurance companies, increased 5.2 percent to $201.9 billion in 2002, compared to $192.0 billion in 2001. At the same time, farm real estate debt, the component of agricultural debt Farmer Mac targets, increased 7.6 percent to $110.8 billion during 2002, up from $103.0 billion in 2001. USDA forecasts that farm business debt will increase by 3.9 percent and that farm real estate debt will increase by 5 percent in 2003, in each case compared to 2002 levels.

USDA is currently forecasting net cash income on farms for 2003 to be $51.3 billion, up 11 percent from 2002 forecasted levels of $46.3 billion. The forecasted net cash income on farms for 2003 includes government payments of $17.6 billion, as compared to the $13.1 billion in 2002, and increases in total crop and livestock receipts. USDA expects farm real estate values to rise by approximately 1.5 percent in 2003, slowing slightly from their growth of 4 percent in 2002, 5.2 percent in 2001 and 6.8 percent in 2000. On average, farm real estate values grew nearly 4 percent annually during the 1990s. Regionally, farm real estate values may vary with differing rates of increase, or even decrease, depending on differences in land quality and location, commodities grown, credit conditions,



11.125 Aug 03 103:27
3.625 Aug 03n 101:01 101:02
2.750 Sep 03n 100:25 100:26 ...
2.750 Oct 03n 100:30 100:31 1
4.250 Nov 03n 101:29 101:30 ...
11.875 Nov 03 106:24 106:25 –1
3.000 Nov 03n 101:07 101:08 ...
3.250 Dec 03n 101:18 101:19 ...
3.000 Jan 04n 101:15 101:16 ...
4.750 Feb 04n 103:02 103:03 –1
5.875 Feb 04n 104:03 104:04
3.000 Feb 04n 101:19



non-farm investment opportunities, government farm policies, and production risks and weather uncertainties unique to each region's agriculture.

Assessment and Outlook

Farmer Mac expanded its business again in 2002, adding to the ongoing stream of fee income that strengthens the Corporation and reinforces the foundation upon which it is building the secondary market for agricultural mortgage loans. Farmer Mac achieved a 32 percent increase in outstanding guarantees and LTSPCs in a year where farm real estate debt increased by 7.6 percent, which reflects the increase in the Corporation's overall share of outstanding agricultural mortgage loans originated by conventional lenders. Clearly, even in a slowly growing agricultural mortgage market, Farmer Mac has considerable room to increase its market penetration. In the volatile interest rate and economic environment of 2002, lenders sought our programs to reduce their interest rate and credit risks and to increase their capital leverage, often as a result of our targeted marketing efforts to increase brand awareness. Farmer Mac's continuing success is a testament to the versatility and adaptability of its charter and its flexible financial framework.

As management evaluates Farmer Mac's business prospects for 2003 and beyond, certain factors and conditions remain that are likely to constrain Farmer Mac's progress. As a matter of historical practice, and particularly in the current interest rate environment, many institutions still prefer to retain agricultural mortgage loans in portfolio rather than sell them into the secondary market, notwithstanding the corporate finance and capital planning benefits they might realize through participation in Farmer Mac's programs. Some lending institutions subsidize their agricultural mortgage loan rates out of higher rates on non-mortgage loans, or by low-return use of equity, both of which generate uneconomic competition with Farmer Mac's loan rates. While significant progress has been made in developing the secondary market for agricultural mortgages, Farmer Mac continues to face the challenges of establishing a new market where none previously existed. Acceptance of Farmer Mac's programs is increasing among lenders, reflecting the competitive rates, terms and products offered and the advantages Farmer Mac believes its programs provide. As of December 31, 2002, Farmer Mac's outstanding program volume was $5.5 billion, which represented approximately 12 percent of management's estimate of a $47.5 billion market of eligible agricultural mortgage loans. For Farmer Mac to succeed in realizing its business development and profitability goals over the longer term, the use of Farmer Mac's programs and products by agricultural mortgage lenders, whether traditional or non-traditional, must continue to expand.

Growing appreciation of Farmer Mac's product line and services has increased participation in Farmer Mac's programs. Our approved seller network continues to expand and includes Farm Credit System institutions, insurance companies, regional and national banks and mortgage bankers—all ready to meet the agricultural mortgage needs of today's farmers, ranchers and rural homeowners.

The results of 2002 demonstrate Farmer Mac's potential to enhance the availability and competitiveness of mortgage credit to farmers, ranchers and rural homeowners in a year of economic uncertainty. Farmer Mac's Board and management are committed to offering products that meet the needs of agricultural lenders and the borrowers they serve. We are confident that this will be the key to the continuing success of Farmer Mac in the years ahead.

SELECTED FINANCIAL DATA

Summary of Financial Condition:	2002	2001	2000	1999	1998
	As of December 31, (dollars in thousands)				
Cash and cash equivalents	$ 723,800	$ 437,831	$ 537,871	$ 336,282	$ 540,626
Investment securities	830,409	1,007,954	836,757	847,220	643,562
Farmer Mac Guaranteed Securities	1,608,507	1,690,376	1,679,993	1,306,223	552,205
Loans, net	963,461	198,003	30,279	38,509	168,064
Total assets	4,222,915	3,415,856	3,160,899	2,590,410	1,935,971
Notes payable					
Due within one year	2,895,746	2,233,267	2,141,548	1,722,061	1,473,688
Due after one year	985,318	968,463	827,635	750,337	366,122
Total liabilities	4,039,344	3,281,419	3,028,238	2,503,267	1,855,057
Stockholders' equity	183,571	134,437	132,661	87,143	80,914
Selected Financial Ratios:					
Return on average assets	0.60%	0.50%	0.36%	0.31%	0.35%
Return on average common equity	15.04%	12.19%	9.50%	8.24%	7.36%
Average equity to assets	4.16%	4.06%	3.82%	3.71%	4.75%

Summary of Operations:	2002	2001	2000	1999	1998
	For the Year Ended December 31, (dollars in thousands, except per share amounts)				
Net interest income after provision for loan losses	$ 33,686	$ 26,339	$ 17,398	$ 14,838	$ 10,569
Losses on financial derivatives and trading assets	(4,359)	(726)	—	—	—
Guarantee and commitment fees	19,277	15,807	11,677	7,396	3,727
Gain on sale of Farmer Mac Guaranteed Securities	—	—	—	—	1,400
Miscellaneous	1,332	560	399	220	142
Total revenues	49,936	41,980	29,474	22,454	15,838
Total operating expenses	18,744	16,555	13,288	11,863	9,323
Income before income taxes, cumulative effect of change in accounting principles and extraordinary gain	31,192	25,425	16,186	10,591	6,515
Income tax expense	9,330	8,419	5,749	3,670	772
Cumulative effect of change in accounting principles, net of taxes	—	(726)	—	—	—
Extraordinary gain, net of taxes	889	—	—	—	—
Net income	22,751	16,280	10,437	6,921	5,743
Preferred stock dividends	(1,456)	—	—	—	—
Net income available to common stockholders	$ 21,295	$ 16,280	$ 10,437	$ 6,921	$ 5,743
Earnings Per Share:					
Basic earnings per share	$ 1.83	$ 1.44	$ 0.94	$ 0.64	$ 0.53
Diluted earnings per share	$ 1.77	$ 1.38	$ 0.92	$ 0.62	$ 0.52
Earnings per share before cumulative effect of change in accounting principles and extraordinary gain					
Basic earnings per share	$ 1.76	$ 1.50	$ 0.94	$ 0.64	$ 0.53
Diluted earnings per share	$ 1.69	$ 1.45	$ 0.92	$ 0.62	$ 0.52

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial information as of and for each of the years ended December 31, 2002, 2001 and 2000 is consolidated to include the accounts of Farmer Mac and its wholly-owned subsidiary, Farmer Mac Mortgage Securities Corporation. The following discussion should be read together with Farmer Mac's consolidated financial statements and is not necessarily indicative of future results.

Forward-Looking Statements

Certain statements made in this Annual Report are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 pertaining to management's current expectations as to Farmer Mac's future financial results, business prospects and business developments. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and typically are accompanied by, and identified with, such terms as "anticipates," "believes," "expects," "intends," "should" and similar phrases. The following management's discussion and analysis includes forward-looking statements addressing Farmer Mac's:

- prospects for earnings;
- growth in loan purchase, guarantee, securitization and LTSPC volume;
- trends in net interest income;
- trends in provisions for losses;
- changes in capital position; and
- other business and financial matters.

Management's expectations for Farmer Mac's future necessarily involve a number of assumptions and estimates and the evaluation of risks and uncertainties. Various factors could cause Farmer Mac's actual results or events to differ materially from the expectations as expressed or implied by the forward-looking statements, including uncertainties regarding:

- the rate and direction of development of the secondary market for agricultural mortgage loans;
- the possible establishment of additional statutory or regulatory restrictions on Farmer Mac;
- substantial changes in interest rates, agricultural land values, commodity prices, export demand for U.S. agricultural products and the general economy;
- protracted adverse weather, market or other conditions affecting particular geographic regions or particular commodities related to agricultural mortgage loans backing Farmer Mac I Guaranteed Securities;
- legislative or regulatory developments or interpretations of Farmer Mac's statutory charter that could adversely affect Farmer Mac or the ability of certain lenders to participate in its programs or the terms of any such participation;
- Farmer Mac's access to the debt markets at favorable rates and terms;
- the possible effect of the risk-based capital requirement, which could, under certain circumstances, be in excess of the statutory minimum capital level;
- the outcome of the pending analysis of Farmer Mac by the General Accounting Office;
- the growth rate of agricultural mortgage indebtedness;
- the size of the agricultural mortgage market;
- borrower preferences for fixed-rate agricultural mortgage indebtedness;
- lender interest in Farmer Mac credit products and the Farmer Mac secondary market;
- the willingness of investors to invest in agricultural mortgage-backed securities;
- competitive pressures in the purchase of agricultural mortgage loans and the sale of agricultural mortgage-backed and debt securities;
- the effects on the agricultural economy of the government payments that are provided for in the Farm Bill signed into law May 13, 2002; or
- changes in Farmer Mac's status as a government-sponsored enterprise.

The foregoing factors are not exhaustive. Other sections of this report may include additional factors that could adversely impact Farmer Mac's business and its financial performance. Furthermore, new risk factors emerge from time to time and it is not possible for management to predict all such risk factors, nor assess the effects of such factors on Farmer Mac's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from the expectations expressed or implied by the forward-looking statements. In light of these potential risks and uncertainties, no undue reliance should be placed on any forward-looking statements expressed in this report. Furthermore, Farmer Mac undertakes no obligation to release publicly the results of revisions to any forward-looking statements that may be made to reflect any future events or circumstances, except as otherwise mandated by the U.S. Securities and Exchange Commission (the "SEC").

Critical Accounting Policy and Estimates

The preparation of the consolidated financial statements requires the use of estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes for the periods presented, and actual results could differ from those estimates. The critical accounting policy that is both important to the portrayal of Farmer Mac's financial condition and results of operations and requires complex, subjective judgments is the accounting policy for allowance for losses, referred to in Farmer Mac's prior reports as reserve for losses. The allowance for losses is presented in three components on the consolidated balance sheet:

- an "Allowance for loan losses" on loans held for investment;
- a valuation allowance on real estate owned, which is included in the balance sheet under "Real estate owned (net of valuation allowance)"; and
- an allowance for losses on loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs, which is included in the balance sheet under "Reserve for losses."

The purpose of the allowance for losses is to provide for estimated losses that are probable to have occurred as of the balance sheet date, and not to predict or account for future potential losses. The determination of the allowance for losses requires management to make significant estimates based on information available as of the balance sheet date, including the amounts and timing of losses and current market and economic conditions. These estimates are subject to change in future reporting periods if such conditions and information change. For example, a continued decline in the national or agricultural economies could result in an increase in delinquencies or foreclosures, which may require additional allowances for losses in future periods.

Farmer Mac maintains an allowance for losses to cover estimated probable losses on its loans held for investment, real estate owned and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs. In estimating probable losses, management considers factors such as economic conditions, geographic and agricultural commodity concentrations, the credit profile of the portfolio, delinquency trends and historical charge-off and recovery activity and evaluates the results of its proprietary loan pool simulation and guarantee fee model. The allowance is increased through periodic provisions for loan losses that are charged against net interest income and provisions for losses that are charged to operating expense and reduced by charge-offs for actual losses, net of recoveries.

No allowance for losses has been made for loans underlying Farmer Mac I Guaranteed Securities issued prior to the enactment of the Farm Credit System Reform Act of 1996 (the "1996 Act") or Farmer Mac II Guaranteed Securities. Farmer Mac I Guaranteed Securities issued prior to the 1996 Act are supported by unguaranteed first loss subordinated interests, which are expected to exceed the estimated credit losses on those loans. USDA-guaranteed portions collateralizing Farmer Mac II Guaranteed Securities are obligations backed by the full faith and credit of the United States. To date, Farmer Mac has experienced no losses on any pre-1996 Act Farmer Mac I Guaranteed Securities or on any Farmer Mac II Guaranteed Securities and does not expect to incur any such losses in the future.

Further information regarding the allowance for losses is included in "—Risk Management—Credit Risk–Loans."

Results of Operations

Net Interest Income. Net interest income totaled $35.0 million in 2002, compared to $26.9 million in 2001, and the net interest yield was 93 basis points in 2002 compared to 83 basis points in 2001. The effects on Farmer Mac's net interest yield due to the Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140") for 2002 and 2001 were increases of seven basis points and one basis point, respectively, due to Farmer Mac's adoption of SFAS 140 on April 1, 2001. Under SFAS 140, loans purchased and securitized after April 1, 2001, for which Farmer Mac retained all the beneficial interest in the securitized loans, are classified as loans and the interest income recognized on those loans includes amounts that would have been classified as guarantee fees prior to April 1, 2001. Prior to April 1, 2001, such securitizations were classified as Farmer Mac Guaranteed Securities under Statement of Financial Accounting Standards No. 125, *Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities* ("SFAS 125"). The effects of yield maintenance on Farmer Mac's net interest yield for 2002 and 2001 were increases of eight basis points and three basis points, respectively. The increase in net interest income was due to a 16.6 percent increase in the average balance of interest-earning assets, driven by a 28.9 percent increase in average on-balance sheet program assets that resulted from the retention of loans purchased during 2002. Also, yield maintenance payment receipts were $3.2 million during 2002 compared to $1.1 million during 2001. For further information, see "—Business Volume" and "—Balance Sheet Review—Assets." During 2002, the average balance of non-program assets, which consists of cash and cash equivalents and investments, increased 1.5 percent.

Net interest income totaled $26.9 million in 2001 and $17.7 million in 2000. The $9.2 million increase from 2000 to 2001 was due to a 14.4 percent increase in the average balance of interest-earning assets, driven by a 25.4 percent increase in average on-balance sheet program assets. Net interest yield for 2000 was 63 basis points.

The following table provides information regarding interest-earning assets and funding for the years ended December 31, 2002, 2001 and 2000. The balance of non-accruing loans is included in the average balance of interest-earning loans presented, though no related income is included in the income figures presented. Therefore, as the balance of non-accruing loans increases or decreases, the net interest yield will increase or decrease, accordingly. Net interest income and the yield will also fluctuate due to the uncertainty of the timing and size of yield maintenance payments.

	2002			2001			2000		
	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate	Average Balance	Income/ Expense	Average Rate
				(dollars in thousands)					
Interest-earning assets:									
Cash and cash equivalents	$ 564,614	$ 10,237	1.81%	$ 522,227	$ 21,464	4.11%	$ 510,779	$ 32,675	6.40%
Investments	902,740	30,562	3.39%	922,856	43,870	4.75%	888,765	59,230	6.66%
Loans and Farmer Mac Guaranteed Securities	2,291,887	129,241	5.64%	1,778,601	115,879	6.52%	1,418,708	103,515	7.30%
Total interest-earning assets	$3,759,241	170,040	4.52%	$3,223,684	181,213	5.62%	$2,818,252	195,420	6.93%
Funding:									
Discount notes	$2,533,762	67,020	2.65%	$2,175,087	95,424	4.39%	$1,945,276	125,952	6.47%
Medium-term notes	1,102,485	67,994	6.17%	926,878	58,850	6.35%	825,433	51,770	6.27%
Total interest-bearing liabilities	3,636,247	135,014	3.71%	3,101,965	154,274	4.97%	2,770,709	177,722	6.41%
Net non-interest-bearing funding	122,994	—	0.00%	121,719	—	0.00%	47,543	—	0.00%
Total funding	$3,759,241	135,014	3.59%	$3,223,684	154,274	4.79%	$2,818,252	177,722	6.31%
Net interest income/yield		$ 35,026	0.93%		$ 26,939	0.83%		$ 17,698	0.63%

For 2002, the decreases in all of the rates presented above tracked the general decline in interest rates relative to the prior year. The average rates for cash and cash equivalents and discount notes reflect that decline in short-term interest rates during 2002, while the average rates for investments and loans and Farmer Mac Guaranteed Securities reflect the decline in interest rates for investments of similar term to the rate reset or maturity date.

The following table sets forth information regarding the changes in the components of Farmer Mac's net interest income for the periods indicated. For each category, information is provided on changes attributable to changes in volume (change in volume multiplied by old rate) and changes in rate (change in rate multiplied by old volume). Combined rate/volume variances, the third element of the calculation, are allocated based on their relative size. The decreases due to rate reflect the short-term or adjustable-rate nature of the assets or liabilities and the general decreases in market rates described above.

	2002 vs. 2001			2001 vs. 2000		
	Increase (Decrease) Due to			Increase (Decrease) Due to		
	Rate	Volume	Total	Rate	Volume	Total
			(in thousands)			
Income from interest-earning assets:						
Cash and cash equivalents	$(11,325)	$ 97	$(11,228)	$(11,960)	$ 749	$(11,211)
Investments	(12,371)	(937)	(13,308)	(17,737)	2,377	(15,360)
Loans & Farmer Mac Guaranteed Securities	(6,382)	19,744	13,362	(8,945)	21,309	12,364
Total	(30,078)	18,904	(11,174)	(38,642)	24,435	(14,207)
Expense from interest-bearing liabilities	(31,452)	12,191	(19,261)	(47,565)	24,117	(23,448)
Change in net interest income	$ 1,374	$ 6,713	$ 8,087	$ 8,923	$ 318	$ 9,241

Gains and Losses on Financial Derivatives and Trading Assets. Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities* ("SFAS 133") requires the change in the fair values of certain financial derivatives to be reflected in a company's net income or accumulated other comprehensive income. SFAS 133 became effective as of January 1, 2001. The cumulative effect of the change in accounting principles recognized during 2001 was a charge of $0.7 million, net of taxes. During 2002 and 2001, the net losses on financial derivatives that do not qualify for hedge accounting under SFAS 133 and trading assets recorded in Farmer Mac's consolidated statements of operations were $4.4 million and $0.2 million, respectively. On a net after-tax basis, those losses, combined with the cumulative effect of the change in accounting principles and benefits received from the elimination of the amortization of certain premium payments that resulted from SFAS 133, the effects of SFAS 133 reduced net income available to common stockholders by $2.5 million and $0.8 million for 2002 and 2001, respectively.

Other Income. Other income, which is comprised of guarantee and commitment fee income and miscellaneous income, totaled $20.6 million for 2002 compared to $16.4 million for 2001 and $12.1 million for 2000. Guarantee and commitment fee income, which compensate Farmer Mac for assuming the credit risk on loans underlying Farmer Mac Guaranteed Securities and LTSPCs, was $19.3 million for 2002, compared to $15.8 million for 2001 and $11.7 million for 2000. The relative increase in guarantee and commitment fee income reflects an increase in the average balance of outstanding guarantees and LTSPCs. For 2002, the effect of SFAS 140 reclassified $2.7 million of guarantee fee income as interest income, although management considers that amount to have been earned in consideration for the assumption of credit risk. That portion of the difference or "spread" between the cost of Farmer Mac's debt funding for loans and the yield on post-1996 Act Farmer Mac I Guaranteed Securities held on its books compensates for credit and interest rate risk. If a post-1996 Act Farmer Mac I Guaranteed Security is sold to a third party, Farmer Mac continues to receive the guarantee fee component of that spread, which continues to compensate Farmer Mac for its assumption of credit risk. The portion of the spread that compensates for interest rate risk would not typically continue to be received by Farmer Mac, except to the extent attributable to any retained interest-only strip, if the asset were sold.

Miscellaneous income was $1.3 million for 2002, compared to $0.6 million for 2001 and $0.4 million for 2000. The increase in miscellaneous income was primarily a result of the receipt of late fee income and processing fees on Farmer Mac II refinance transactions.

For more information regarding the increases in outstanding loans held and loans underlying Farmer Mac Guaranteed Securities and LTSPCs, see "—Business Volume and Purchase Prices."

Operating Expenses. During 2002, operating expenses totaled $18.7 million, compared to $16.6 million for 2001 and $13.3 million for 2000. Operating expenses equaled 38 percent of total revenues in 2002, compared to 39 percent in 2001 and 45 percent in 2000. The dollar increase in operating expenses in 2002 primarily reflects higher legal, consulting and regulatory fees that resulted from certain inaccurate and misleading publicity Farmer Mac received during 2002. While the effects of that publicity have dissipated somewhat, ongoing events associated with that publicity could cause Farmer Mac to incur higher than expected legal and consulting fees in 2003. During third quarter 2002, Farmer Mac incurred unexpected regulatory costs of approximately $0.3 million above the assessment of the Farm Credit Administration ("FCA") for the year ended September 30, 2002. FCA has advised Farmer Mac that its regulatory assessment for the year ended September 30, 2003 will be an estimated $1.4 million, an increase from the estimated $0.7 million for the year ended September 30, 2002.

Farmer Mac's provision for losses on loans underlying Farmer Mac I Guaranteed Securities and LTSPCs, which is classified as a component of operating expenses, was $6.9 million for 2002, $6.1 million for 2001 and $4.4 million in 2000. The increases in the provisions were due to increases in outstanding Farmer Mac I Guaranteed Securities and LTSPCs for which Farmer Mac assumes 100 percent of the credit risk. As of December 31, 2002, Farmer Mac's allowance for losses for loans underlying Farmer Mac I Guaranteed Securities and LTSPCs was $16.8 million, compared to $14.5 million as of December 31, 2001. Farmer Mac also provides for losses on the loans on its balance sheet through provisions that are charged against net interest income on the statement of operations and presented as a reduction to the reported loan balances on Farmer Mac's balance sheet. For further discussion and presentation regarding Farmer Mac's provisions for losses and allowances for losses in the aggregate, see "—Risk Management—Credit Risk–Loans."

Income Tax Expense. Income tax expense totaled $9.3 million in 2002, compared to $8.4 million in 2001 and $5.7 million in 2000. Farmer Mac's effective tax rate for 2002 was approximately 29.9 percent, reflecting the effects of certain tax-advantaged investments, compared to approximately 33.1 percent for 2001 and 35.5 percent for 2000. Farmer Mac expects its effective tax rate in 2003 to approximate 31 percent. For more information about income taxes, see Note 10 to the consolidated financial statements.

Extraordinary Gain. During first quarter 2002, Farmer Mac recognized a net after-tax extraordinary gain of $1.6 million resulting from the repurchase of $43.8 million of outstanding Farmer Mac debt. During second quarter 2002, Farmer Mac recognized a net after-tax extraordinary gain of $0.6 million resulting from the repurchase of $18.9 million of outstanding Farmer Mac debt. During fourth quarter 2002, Farmer Mac recognized a net after-tax extraordinary loss of $1.3 million resulting from the repurchase of $41.0 million of outstanding Farmer Mac debt. All of these repurchases were from outstanding Farmer Mac debt that had a maturity date of October 14, 2011 and an interest rate of 5.4 percent. These debt securities were replaced with new fixed-rate funding to the same maturity dates at more attractive interest rates, which preserves Farmer Mac's asset-liability match and reduces future interest expense. The combined net after-tax extraordinary gain resulting from the repurchase of outstanding Farmer Mac debt in 2002 was $0.9 million.

Business Volume and Purchase Prices. During 2002, the volume of loans purchased or placed under Farmer Mac Guaranteed Securities under LTSPCs totaled $2.1 billion, a 38 percent increase over 2001 volume. This increase largely resulted from the purchase of a $489.5 million loan portfolio in second quarter 2002 and increases in LTSPCs from $1.0 billion in 2001 to $1.2 billion in 2002. See Note 12 to the consolidated financial statements for a description of LTSPCs. The following table sets forth information regarding the volume of loans purchased or placed under Farmer Mac Guaranteed Securities or LTSPCs for the periods indicated:

Farmer Mac Loan Purchases, Guarantees and LTSPCs

	For the Year Ended December 31,		
	2002	2001	2000
	(in thousands)		
Farmer Mac I:			
Loans and Guaranteed Securities	$ 747,881	$ 272,127	$ 442,246
LTSPCs	1,155,479	1,032,967	373,202
Farmer Mac II	173,011	198,171	193,505
Total	$2,076,371	$1,503,265	$1,008,953

The purchase price of newly originated and seasoned eligible loans and portfolios purchased through the cash window, none of which are delinquent at the time of purchase, is the fair value-based on current market interest rates and Farmer Mac's target net yield, which includes an amount to compensate Farmer Mac for credit risk that is similar to the guarantee or commitment fee it receives for accepting credit risk on loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs. The purchase price for loans purchased from all related parties is determined in the same manner as for loans acquired from any other third party. See Note 3 to the consolidated financial statements for a description of related party transactions.

As part of fulfilling its guarantee obligations for Farmer Mac I Guaranteed Securities and commitments to purchase eligible loans underlying LTSPCs, Farmer Mac purchases defaulted loans, all of which are at least 90 days delinquent at the time of purchase, out of those securities and pools. The purchase price for defaulted loans purchased out of Farmer Mac I Guaranteed Securities is the current outstanding principal balance of the loan plus accrued and unpaid interest. The purchase price for defaulted loans purchased under an LTSPC is the current outstanding principal balance of the loan, with accrued and unpaid interest on the defaulted loans payable out of any future loan payments or liquidation proceeds as received. The purchase price of a defaulted loan is not an indicator of the expected loss on that loan; many other factors affect expected loss, if any, on loans so purchased. See "—Risk Management—Credit Risk–Loans."

The following table presents Farmer Mac's purchases of newly originated and current seasoned loans and purchases of defaulted loans underlying Farmer Mac I Guaranteed Securities and LTSPCs.

	For the Year Ended December 31,	
	2002	2001
	(in thousands)	
Farmer Mac I newly originated and current seasoned loan purchases	$747,881	$272,127
Defaulted loans purchased underlying off-balance sheet Farmer Mac I Guaranteed Securities	17,386	6,005
Defaulted loans underlying on-balance sheet Farmer Mac I Guaranteed Securities transferred to loans	25,675	526
Defaulted loans purchased underlying LTSPCs	3,386	1,751

The increase in newly originated and current seasoned loan purchases was attributable to an increase in program volume. The increases in defaulted loans purchased and in defaulted loans transferred to loans reflect:

- the general increase in 90-day delinquencies;
- Farmer Mac's practice of purchasing 90-day delinquent loans out of Farmer Mac I Guaranteed Securities; and
- recordation in the consolidated financial statements of other loans over which it has regained effective control during the period.

With respect to the last circumstance cited, when particular criteria are met, such as the default of the borrower, Farmer Mac becomes entitled to exercise its option to purchase the defaulted loans underlying Farmer Mac Guaranteed Securities (these options are commonly referred to as "removal-of-account" provisions). Farmer Mac records these loans in the consolidated financial statements during the period in which Farmer Mac has the option to repurchase the loans and therefore regains effective control over the transferred loans.

The weighted-average age of the Farmer Mac I newly originated and current seasoned loans purchased during 2002 and 2001 was 3 years and 6 months, respectively. Of the combined total of Farmer Mac I newly originated and seasoned loans that were purchased (excluding purchases of defaulted loans) during 2002 and 2001, 76 percent and 71 percent, respectively, had principal amortization periods longer than the maturity date, resulting in balloon payments at maturity, with a weighted-average remaining term to maturity of 11.1 years and 14.3 years, respectively. The weighted-average age of delinquent loans purchased out of securitized pools and LTSPCs during 2002 and 2001 was 4.3 years and 4.6 years, respectively.

The outstanding principal balance of loans held and loans underlying Farmer Mac Guaranteed Securities and LTSPCs increased 32 percent to $5.5 billion as of December 31, 2002 from $4.2 billion as of December 31, 2001. The following table sets forth information regarding those outstanding balances as of the dates indicated:

Outstanding Balance of Farmer Mac Loans and Loans Underlying Farmer Mac Guaranteed Securities and LTSPCs

	As of December 31,		
	2002	2001	2000
		(in thousands)	
Farmer Mac I:			
Post-1996 Act:			
Loans and Guaranteed Securities	$2,168,994	$1,658,716	$1,646,193
LTSPCs	2,681,240	1,884,260	862,804
Pre-1996 Act	31,960	48,979	83,513
Farmer Mac II	645,790	595,156	517,703
Total	$5,527,984	$4,187,111	$3,110,213

The following table sets forth information regarding the Farmer Mac Guaranteed Securities issued during the periods indicated:

Farmer Mac Guaranteed Securities Issuances

	For the Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Retained	$ —	$ 33,932	$360,037
Sold	47,682	77,422	159,910
Swap transactions	—	5,574	—
Total Farmer Mac Guaranteed Securities Issuances	$47,682	$116,928	$519,947

Based on market conditions, Farmer Mac either retains Farmer Mac Guaranteed Securities or sells them to capital markets investors. During 2002 and 2001, Farmer Mac sold Farmer Mac I Guaranteed Securities to third parties totaling $47.7 million and $77.4 million, respectively, at no gain or loss. LTSPCs typically involve seasoned loans, while cash purchase transactions usually represent acquisitions of newly originated loans. The increased activity in LTSPCs is a result of growing recognition of the capital planning and corporate finance advantages that the structure offers by institutions that could so benefit. Management expects that LTSPCs will continue to constitute a significant portion of Farmer Mac's new Farmer Mac I program activity during 2003.

Outstanding commitments to purchase loans (other than under LTSPCs) and the total balance of loans submitted for approval or approved but not yet purchased are indicators of individual loan purchase volume through the cash window in the immediately succeeding reporting period. Many purchase commitments entered into by Farmer Mac are mandatory delivery commitments. If a seller obtains a mandatory commitment and is unable to deliver the loans required, Farmer Mac requires the seller to pay a fee to modify, extend or cancel the commitment. As of December 31, 2002, outstanding commitments to purchase Farmer Mac I and II loans totaled $26.2 million, compared to $21.1 million as of December 31, 2001. Of the total Farmer Mac I and II commitments outstanding as of December 31, 2002 and 2001, $21.7 million and $16.4 million, respectively, were mandatory commitments. Loans submitted for approval or approved but not yet committed to purchase totaled $53.4 million as of December 31, 2002, compared to $106.1 million as of December 31, 2001. Not all of such loans are purchased, as some are denied for credit reasons or withdrawn by the seller.

Balance Sheet Review

Assets. As of December 31, 2002, total assets were $4.2 billion compared to $3.4 billion as of December 31, 2001. The increase in total assets was primarily due to growth in program assets (Farmer Mac Guaranteed Securities and loans), which increased $683.6 million during 2002 to a total of $2.6 billion. Non-program assets increased to $1.6 billion as of December 31, 2002, from $1.4 billion as of December 31, 2001. The following table presents Farmer Mac's on-balance sheet program assets based on their repricing frequency.

Principal Balance of Loans Held and Loans Underlying On-Balance Sheet Farmer Mac Guaranteed Securities

	As of December 31,	
	2002	2001
	(in thousands)	
Fixed Rate	$1,003,434	$ 764,115
5-to-10 Year ARMS & Resets	981,548	790,948
1-Month-to-3-Year ARMS	494,713	302,169
Total	$2,479,695	$1,857,232

Liabilities. Total liabilities increased from $3.3 billion as of December 31, 2001 to $4.0 billion as of December 31, 2002. The increase in liabilities was primarily due to growth in notes payable, which corresponded to the growth in on-balance sheet program assets. The remaining increase in total liabilities was due to increases in accrued interest payable, the reserve for losses on Farmer Mac I Guaranteed Securities and LTSPCs and an increase in the liability for financial derivatives. For more information about Farmer Mac's reserve for losses, see "—Risk Management—Credit Risk–Loans." For more information about Farmer Mac's funding and interest rate risk practices and how financial derivatives are used, see "—Risk Management—Interest Rate Risk."

Capital. As of December 31, 2002, stockholders' equity totaled $183.6 million, compared to $134.4 million as of December 31, 2001. The increase was primarily due to the issuance of $35.0 million of preferred stock and net income available to common stockholders earned during 2002 of $21.3 million, offset by an $8.8 million reduction in accumulated other comprehensive loss that was due to a net decrease in the market values of financial derivatives classified as cash flow hedges and partially offset by an increase in net unrealized gains on investment securities and Farmer Mac Guaranteed Securities classified as available-for-sale. Accumulated other comprehensive income is not a component of Farmer Mac's core capital or regulatory capital.

Return on average common equity was 15.0 percent for 2002, compared to 12.2 percent for 2001. The effects of SFAS 133 and Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* reduced the average return on common equity by 2.2 percent for 2002 and by 2.8 percent for 2001.

As of December 31, 2002, Farmer Mac's core capital totaled $184.0 million, compared to $126.0 million as of December 31, 2001. As of December 31, 2002, Farmer Mac's core capital exceeded its statutory minimum capital requirement of $137.1 million by $46.9 million. FCA issued its final risk-based capital regulation for Farmer Mac on April 12, 2001 and the Corporation was required to meet the risk-based capital standards beginning on May 23, 2002. As of December 31, 2002 the risk-based capital stress test generated a regulatory capital requirement of $73.4 million. Farmer Mac's regulatory capital of $204.0 million exceeded that amount by approximately $130.6 million. The Corporation is required to hold capital at the higher of the statutory minimum capital requirement or the amount required by the risk-based capital stress test. For further information, see "—Liquidity and Capital Resources—Capital Requirements."

Off-Balance Sheet Farmer Mac Guaranteed Securities and LTSPCs. As of December 31, 2002, outstanding off-balance sheet Farmer Mac Guaranteed Securities and LTSPCs totaled $3.0 billion, compared to $2.3 billion as of December 31, 2001. The following table presents the balance of outstanding LTSPCs and off-balance sheet Farmer Mac Guaranteed Securities as of December 31, 2002 and 2001:

Outstanding Balance of LTSPCs and Off-Balance Sheet Farmer Mac Guaranteed Securities

	As of December 31,	
	2002	2001
	(in thousands)	
Farmer Mac I:		
Post-1996 Act obligations:		
Farmer Mac I Guaranteed Securities	$ 299,940	$ 366,749
LTSPCs	2,681,240	1,884,260
Total Post-1996 Act obligations	2,981,180	2,251,009
Pre-1996 Act Farmer Mac I Guaranteed Securities	—	461
Total Farmer Mac I	2,981,180	2,251,470
Farmer Mac II Guaranteed Securities	67,109	78,409
Total Farmer Mac I and II	$3,048,289	$2,329,879

For more information about off-balance sheet Farmer Mac Guaranteed Securities, see "—Risk Management—Credit Risk–Loans" and Note 12 to the consolidated financial statements.

Risk Management

Interest Rate Risk. Farmer Mac is subject to interest rate risk on all assets held for investment because of possible timing differences in the cash flows of the assets and related liabilities. This risk is primarily related to loans held and Farmer Mac Guaranteed Securities because of the ability of borrowers to prepay their mortgages before the scheduled maturities, thereby increasing the risk of asset and liability cash flow mismatches. Cash flow mismatches in a changing interest rate environment can reduce the earnings of the Corporation if assets repay sooner than expected and the resulting cash flows must be reinvested in lower-yielding investments when Farmer Mac's funding costs cannot be correspondingly reduced, or if assets repay more slowly than expected and the associated debt must be replaced by higher-cost debt.

Yield maintenance provisions and other prepayment penalties contained in many agricultural mortgage loans reduce, but do not eliminate, this risk. Those provisions require borrowers to make an additional payment when they prepay their loans, so that, when reinvested with the prepaid principal, yield maintenance payments generate substantially the same cash flows that would have been generated had the loans not prepaid. This creates a disincentive to prepayment and compensates the Corporation for its interest rate risks to a large degree. As of December 31, 2002, 57 percent of the outstanding balance of all loans held and loans underlying on-balance sheet Farmer Mac I Guaranteed Securities (including 91 percent of all loans with fixed interest rates) were covered by yield maintenance provisions and other prepayment penalties. As of December 31, 2002, 50 percent of the total outstanding balance of retained Farmer Mac I loans and Guaranteed Securities had yield maintenance provisions and 7 percent had another form of prepayment protection. Of the Farmer Mac I new and current loans purchased in 2002, 54 percent had yield maintenance or another form of prepayment protection (including 88 percent of all loans with fixed interest rates). None of the USDA-guaranteed portions underlying Farmer Mac II Guaranteed Securities had yield maintenance provisions.

The goal of interest rate risk management at Farmer Mac is to create a portfolio that generates stable earnings and value across a variety of interest rate environments. Farmer Mac's primary strategy for managing interest rate risk is to fund asset purchases with liabilities that have similar durations so that they will perform similarly as interest rates change. To achieve this match, Farmer Mac issues discount notes and both callable and non-callable medium-term notes across a spectrum of maturities and purchases financial derivatives to alter the duration of its liabilities and so its interest rate sensitivities. By using a blend of liabilities that includes callable debt, the interest rate sensitivities of the liabilities tend to increase or decrease as interest rates change in a manner similar to changes in the interest rate sensitivities of the assets.

Farmer Mac's $723.8 million of cash and cash equivalents as of December 31, 2002 matures within three months and are match-funded with discount notes having similar maturities. Investment securities of $830.4 million as of December 31, 2002 consist of $555.5 million (68 percent) of floating rate securities that all have rates that adjust within one year. See Note 4 to the consolidated financial statements for more information on investment securities. These floating rate investments are funded using a series of discount note issuances. Each successive discount note issuance matures on or about the corresponding repricing date of the related investment.

Farmer Mac is also subject to interest rate risk on loans, including loans that Farmer Mac has committed to acquire but has not yet purchased. When Farmer Mac commits to purchase a loan, it is exposed to interest rate risk between the time it commits to purchase the loan and the time it either:

- sells Farmer Mac Guaranteed Securities backed by the loan; or
- issues debt to retain the loan in its portfolio (although issuing debt to fund the loan as an investment does not fully eliminate interest rate risk due to the possible timing differences in the cash flows of the assets and related liabilities, as discussed above).

Farmer Mac manages the interest rate risk related to such loans, and any related Farmer Mac Guaranteed Securities or debt issuance, through the use of forward sale contracts on the debt and mortgage-backed securities of other government-sponsored enterprises and futures contracts involving U.S. Treasury securities. Farmer Mac uses government-sponsored enterprise forward sale contracts to reduce its interest rate exposure to changes in both Treasury rates and spreads on Farmer Mac debt and Farmer Mac I Guaranteed Securities.

Since interest rate sensitivity may change with the passage of time and as interest rates change, Farmer Mac assesses this exposure on a regular basis and rebalances its portfolio of assets and liabilities as necessary through:

- the purchase of mortgage assets in the ordinary course of business;
- the refunding of existing liabilities; or
- the use of derivatives to alter the characteristics of existing assets or liabilities.

The most strenuous measure of Farmer Mac's interest rate risk is the sensitivity of its Market Value of Equity ("MVE") to parallel yield curve shocks. MVE represents the present value of all future cash flows from on- and off-balance sheet assets, liabilities and financial derivatives, discounted at current interest rates and spreads. The following schedule summarizes the results of Farmer Mac's MVE sensitivity analysis as of December 31, 2002 and December 31, 2001 to an immediate and instantaneous parallel shift in the yield curve.

	Percentage Change in MVE from Base Case	
	December 31,	
Interest Rate Scenario	2002	2001
+300 bp	15.6%	–1.3%
+200 bp	11.0%	–0.1%
+100 bp	5.9%	0.6%
–100 bp	–7.1%	–2.4%
–200 bp	N/A*	–6.4%
–300 bp	N/A*	–16.2%

* *As of December 31, 2002, a –200 bp parallel shift of the U.S. Treasury yield curve produced negative interest rates for maturities of 2 years and shorter.*

While Farmer Mac's interest rate sensitivity increased during 2002, it remained relatively stable and at relatively low levels despite the volatile interest rate environment. During 2002, interest rates fell to historic lows and interest-rate volatility increased significantly. As interest rates declined dramatically and prepayments increased, the duration of Farmer Mac's assets that do not have prepayment protection shortened somewhat more than that of its liabilities, causing a widening of Farmer Mac's effective duration gap, another standard measure of interest rate risk. Farmer Mac's effective duration gap was minus 3.6 months as of December 31, 2002, compared to minus 1.0 month as of December 31, 2001. This environment also caused MVE and net interest income ("NII") to show positive sensitivity to increasing interest rates and negative sensitivity to continued decreases in interest rates.

NII sensitivity, a shorter-term measure of interest rate risk, demonstrated a similar change in its exposures to interest rate movements. As of December 31, 2002, a uniform or "parallel" increase of 100 basis points would increase NII by 6.8 percent, while a parallel decrease of 100 basis points would decrease NII by 6.7 percent. Farmer Mac also measures the sensitivity of both MVE and NII to a variety of non-parallel interest rate shocks, including flattening and steepening yield curve scenarios. Both MVE and NII continue to be less sensitive to non-parallel shocks than to the parallel shocks. The sensitivity of Farmer Mac's MVE and NII to both parallel and non-parallel interest rate shocks, and its duration gap, indicate the effectiveness of the Corporation's approach to managing its interest rate risk exposures.

The economic effects of financial derivatives, including interest rate swaps, are included in the MVE, NII and duration gap analyses. Farmer Mac generally enters into various interest rate swaps to reduce interest rate risk as follows:

- "floating-to-fixed interest rate swaps" in which it pays fixed rates of interest to, and receives floating rates of interest from, counterparties; these adjust the characteristics of short-term debt to match more closely the cash flow and duration characteristics of longer-term reset and fixed-rate mortgages and other assets and provide an overall lower effective cost of borrowing than would otherwise be available in the conventional debt market;
- "fixed-to-floating interest rate swaps" in which it receives fixed rates of interest from, and pays floating rates of interest to, counterparties; these adjust the characteristics of long-term debt to match more closely the cash flow and duration characteristics of short-term assets; and
- "basis swaps" in which it pays variable rates of interest based on one index to, and receives variable rates of interest based on another index from, counterparties; these alter interest rate indices of liabilities to match those of assets, and vice versa.

As of December 31, 2002, Farmer Mac had $1.2 billion combined notional amount of interest rate swaps, of which $733.1 million were floating-to-fixed interest rate swaps, $350.8 million were basis swaps and $85.0 million were fixed-to-floating interest rate swaps, with terms ranging from one to fifteen years.

Farmer Mac uses financial derivatives as an end-user for hedging purposes, not for trading or speculative purposes. When financial derivatives meet the specific hedge criteria under SFAS 133, they are accounted for as either fair value hedges or cash flow hedges. Financial derivatives that do not satisfy those hedge criteria are not accounted for as hedges and changes in the fair value of those financial derivatives are reported as a gain or loss on financial derivatives and trading assets in the statement of operations. All of Farmer Mac's derivatives transactions are conducted under standard collateralized agreements that limit Farmer Mac's potential credit exposure to any counterparty. As of December 31, 2002, Farmer Mac had no uncollateralized net exposure to any counterparty.

Credit Risk–Loans. Farmer Mac's primary exposure to credit risk is the risk of loss resulting from the inability of borrowers to repay their mortgages. Farmer Mac is exposed to credit risk on:

- loans it holds;
- loans underlying Farmer Mac Guaranteed Securities; and
- loans underlying LTSPCs.

Loans held or loans underlying Farmer Mac Guaranteed Securities or LTSPCs can be divided into four groups:

- loans held for investment;
- loans underlying pre-1996 Act Farmer Mac I Guaranteed Securities;
- loans underlying post-1996 Act Farmer Mac I Guaranteed Securities or LTSPCs; and
- USDA-guaranteed portions underlying Farmer Mac II Guaranteed Securities.

For loans underlying pre-1996 Act Farmer Mac I Guaranteed Securities, ten percent first-loss subordinated interests mitigate Farmer Mac's credit risk exposure. Before Farmer Mac incurs a credit loss, full recourse must first be taken against the subordinated interest. The 1996 Act eliminated the subordinated interest requirement. As a result, Farmer Mac generally assumes 100 percent of the credit risk on loans held for investment and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs. Farmer Mac's credit exposure on USDA-guaranteed portions is covered by the full faith and credit of the United States. Farmer Mac believes it has little or no credit risk exposure to loans underlying pre-1996 Act Farmer Mac I Guaranteed Securities because of the subordinated interests, or to USDA-guaranteed portions because of the USDA guarantee. The outstanding principal balance of loans held and loans underlying Farmer Mac Guaranteed Securities or LTSPCs is summarized in the table below.

	As of December 31,	
	2002	2001
	(in thousands)	
Farmer Mac I:		
Post-1996 Act	$4,850,234	$3,542,976
Pre-1996 Act	31,960	48,979
Farmer Mac II:		
USDA-guaranteed portions	645,790	595,156
	$5,527,984	$4,187,111

For several years, Farmer Mac has conducted guarantee fee adequacy analyses, using stress-test models developed internally and with the assistance of outside experts. These analyses have taken into account the diverse and dissimilar characteristics of the various asset categories for which Farmer Mac manages its risk exposures, and have evolved as the mix and character of assets under management has shifted with growth in the business and the addition of new asset categories. Based on current information, Farmer Mac believes that its guarantee fee is adequate compensation for the credit risk that it assumes.

Farmer Mac has established underwriting and appraisal standards for all post-1996 Act loans and loans underlying Farmer Mac Guaranteed Securities and LTSPCs. Those standards are designed to mitigate the risk of loss from borrower defaults and to provide guidance concerning the management, administration and conduct of underwriting and appraisals to all participants in its programs. The standards were developed on the basis of industry norms for agricultural mortgage loans and are designed to assess the creditworthiness of the borrower, as well as the value of the mortgaged property relative to the amount of the mortgage loan. Farmer Mac requires sellers to make representations and warranties regarding the conformity of eligible mortgage loans to these standards and other requirements it may impose from time to time.

Farmer Mac maintains an allowance for losses to cover estimated probable losses on loans held for investment and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs in accordance with Statement of Financial Accounting Standard No. 5, *Accounting for Contingencies*, ("SFAS 5") and Statement of Financial Accounting Standard No. 114, *Accounting by Creditors for Impairment of a Loan* ("SFAS 114"). The methodology for determining the allowance for losses is the same for loans held for investment and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs because Farmer Mac believes the ultimate credit risk is the same, i.e., the underlying agricultural mortgage loans all meet the same credit underwriting and appraisal standards. For accepting the credit risk on loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs, Farmer Mac receives guarantee fees and commitment fees, respectively. For loans held, Farmer Mac receives interest income that includes a component that correlates to its guarantee fee, which Farmer Mac views as compensation for accepting credit risk.

No allowance for losses has been made for loans underlying Farmer Mac I Guaranteed Securities issued prior to the 1996 Act or Farmer Mac II Guaranteed Securities. Farmer Mac I Guaranteed Securities issued prior to the 1996 Act are supported by unguaranteed first-loss subordinated interests, which are expected to exceed the estimated credit losses on those loans. USDA-guaranteed portions collateralizing Farmer Mac II Guaranteed Securities are obligations backed by the full faith and credit of the United States. To date, Farmer Mac has experienced no credit losses on any pre-1996 Act Farmer Mac I Guaranteed Securities or on any Farmer Mac II Guaranteed Securities and does not expect to incur any such losses in the future.

The allowance for losses is presented in three components on the consolidated balance sheet:

- an "Allowance for loan losses" on loans held for investment;
- a valuation allowance on real estate owned, which is included in the balance sheet under "Real estate owned (net of valuation allowance)"; and

- an allowance for losses on loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs, which is included in the balance sheet under "Reserve for losses."

The provision for losses is presented in two components on the consolidated statement of operations:

- a "Provision for loan losses," which represents losses on Farmer Mac's loans held for investment; and
- a "Provision for losses," which represents losses on loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs and real estate owned.

During the year ended December 31, 2002, Farmer Mac reclassified certain components of its allowance for losses and its provision for losses to further clarify its presentation. Reclassifications of the allowance for losses and provision for losses for prior periods were made to conform to the current period presentation. These reclassifications are for presentation purposes only and have no impact on Farmer Mac's risk exposure, results from operations or financial position. See Note 2(j), Note 2(q) and Note 8 to the consolidated financial statements for additional information.

Farmer Mac's allowance for losses is estimated using a systematic process that begins with management's evaluation of the results of its proprietary loan pool simulation and guarantee fee model (the "Model"); those results may be modified by the application of management judgment that takes into account factors including:

- economic conditions;
- geographic and agricultural commodity concentrations of Farmer Mac's portfolio;
- the credit profile of Farmer Mac's portfolio;
- delinquency trends of Farmer Mac's portfolio; and
- historical charge-off and recovery activity of Farmer Mac's portfolio.

The Model offers historical loss experience on agricultural mortgage loans similar to those on which Farmer Mac has assumed credit risk, but over a longer term than Farmer Mac's own experience to date. Farmer Mac's systematic methodology for determining its allowance for losses is expected to migrate over time, away from the Model and toward the increased use of Farmer Mac's own historical portfolio loss experience, as that experience continues to develop. During this migration, Farmer Mac will continue to use the results from the Model, augmented by the application of management's judgment, to develop its loan loss allowance.

Management believes that its use of this methodology produces a reliable estimate of total probable losses, as of the balance sheet date, for all loans included in Farmer Mac's portfolio, including loans held for investment and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs.

In addition, Farmer Mac specifically analyzes its portfolio of non-performing assets (loans 90 days or more past due, in foreclosure, restructured, in bankruptcy—including loans performing under either their original loan terms or a court-approved bankruptcy plan, and REO) on a loan-by-loan basis. This analysis measures impairment based on the fair value of the underlying collateral for each individual loan relative to the total amount due, including principal, interest and advances under SFAS 114. In the event that the updated appraisal or management's estimate of discounted collateral value does not support the total amount due, Farmer Mac specifically determines an allowance for the loan for the difference between the recorded investment and its fair value, less estimated costs to liquidate the collateral.

Management believes that the general allowance, which is the difference between the total allowance for losses (generated through use of the Model) and the specific allowances, adequately covers any losses inherent in the portfolio of performing loans under SFAS 5.

Farmer Mac considers that the methodology described above produces a reliable estimate of the total probable losses inherent in the Farmer Mac portfolio. The Model:

- runs various configurations of loan types, terms, economic conditions, and borrower eligibility criteria to generate a distribution of loss exposures over time for all loans in the portfolio;
- uses historical agricultural real estate loan origination and servicing data that reflect varied economic conditions and stress levels in the agricultural sector;
- contains features that allow variations for changes in loan portfolio characteristics to make the data set more representative of Farmer Mac's portfolio and credit underwriting standards; and
- considers the effects of the ageing of the loan portfolio along the expected loss curves associated with individual cohort origination years, including the segments that are entering into or coming out of their peak default years.

Farmer Mac analyzes various iterations of the Model data to evaluate its overall allowance for loss and back tests the results to validate the Model. Such tests use prior period data to project losses expected in a current period, and compare those projections to actual losses incurred during the current period.

The allowance for losses is increased through periodic provisions for losses charged to expense and reduced by charge-offs for actual losses, net of recoveries that are recognized if liquidation proceeds exceed previous estimates. Charge-offs represent losses on the outstanding principal balance, any interest payments previously accrued or advanced and expected costs of liquidation.

The following table summarizes the changes in the components of the allowance for losses for each year in the three-year period ended December 31, 2002:

	Allowance for Loan Losses	REO Valuation Allowance	Reserve for Losses	Total Allowance for Losses
		(in thousands)		
Balances as of January 1, 2000	$ 120	$ —	$ 6,464	$ 6,584
Provision for losses	300	—	4,439	4,739
Net charge-offs	—	—	—	—
Balances as of December 31, 2000	$ 420	$ —	$ 10,903	$ 11,323
Provision for losses	600	—	6,125	6,725
Net allocation of allowance	(5)	(61)	66	—
Net charge-offs	337	61	(2,562)	(2,164)
Balances as of December 31, 2001	$ 1,352	$ —	$ 14,532	$ 15,884
Provision for losses	1,340	—	6,883	8,223
Net allocation of allowance	3,221	1,284	(4,505)	—
Net charge-offs	(3,251)	(692)	(153)	(4,096)
Balances as of December 31, 2002	**$ 2,662**	**$ 592**	**$16,757**	**$20,011**

When certain criteria are met, such as the default of the borrower, Farmer Mac has the option to purchase the defaulted loans underlying Farmer Mac Guaranteed Securities and is obligated to purchase those underlying an LTSPC. These acquisitions are recorded in the consolidated financial statements at their fair value. Fair value is determined by appraisal or management's estimate of discounted collateral value. In September 2002, Farmer Mac adopted EITF issue 02-9, *Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold* ("the consensus" or "EITF 02-9"). The consensus requires that Farmer Mac record, at acquisition, the difference between each loan's acquisition cost and its fair value, if any, as a charge to the reserve for losses. Prior to the adoption of the consensus, any specific allowance that had been established for the off-balance sheet obligation would have been transferred from the reserve for losses to the allowance for loan losses (referred to as "net allocation of the allowance" in the table below). Upon the receipt of each loan's updated appraisal or determination of management's estimate of discounted collateral value, the difference between the acquisition cost of the loan and its fair value, if any, was recorded as a charge to the allowance for loan losses.

Farmer Mac's total provision for losses was $8.2 million for 2002, compared to $6.7 million for 2001. During 2002, Farmer Mac charged off $4.6 million in losses against the allowance for losses and recovered $0.5 million from previously charged off losses, for net charge-offs of $4.1 million. The net charge-offs for 2002 included $1.3 million related to previously accrued or advanced interest on loans or Farmer Mac I Guaranteed Securities, compared to $0.5 million for 2001.

As of December 31, 2002, Farmer Mac's allowance for losses totaled $20.0 million, or 42 basis points of the outstanding principal balance of loans held and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs, compared to $15.9 million (45 basis points) as of December 31, 2001. The year-to-year decline in this ratio is a result of a large increase in the outstanding portfolio during 2002 compared to the provisions for probable losses directly related to those loans.

As of December 31, 2002, loans held and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs that were 90 days or more past due, in foreclosure, restructured after delinquency, in bankruptcy (including loans performing under either their original loan terms or a court-approved bankruptcy plan) and real estate owned ("post-1996 Act non-performing assets") totaled $75.3 million and represented 1.56 percent of the principal balance of all loans held and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs, compared to $58.3 million (1.70 percent) as of December 31, 2001. Loans that have been restructured after delinquency were insignificant and are included within the reported 90-day delinquency and non-performing asset disclosures. As of December 31, 2002, Farmer Mac's 90-day delinquencies totaled $58.2 million and represented 1.21 percent of the principal balance of all loans held and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs, compared to $54.5 million (1.59 percent) as of December 31, 2001. From quarter to quarter, Farmer Mac anticipates the 90-day delinquencies will fluctuate, both in dollars and as a percentage of the outstanding portfolio, with higher levels likely at the end of the first and third quarters of each year corresponding to the semi-annual (January 1st and July 1st) payment characteristics of most Farmer Mac I loans.

	Outstanding Post-1996 Act Loans, Guarantees and LTSPCs	Non-Performing Assets	Percentage	Less: REO and Performing Bankruptcies	90-Day Delinquencies	Percentage
				(dollars in thousands)		
As of:						
December 31, 2002	$4,821,634	$75,308	1.56%	$17,094	$58,214	1.21%
September 30, 2002	4,506,330	91,286	2.03%	11,460	79,826	1.77%
June 30, 2002	4,489,735	65,196	1.45%	14,931	50,265	1.12%
March 31, 2002	3,754,171	87,097	2.32%	7,903	79,194	2.11%
December 31, 2001	3,428,176	58,279	1.70%	3,743	54,536	1.59%
September 30, 2001	3,318,796	71,686	2.16%	5,183	66,503	2.00%
June 30, 2001	3,089,460	53,139	1.72%	4,274	48,865	1.58%
March 31, 2001	2,562,374	67,134	2.62%	2,154	64,980	2.54%

The dollar level of 90-day delinquencies and period-over-period charge-offs correlates to the increasing proportion of Farmer Mac's portfolio of loans, guarantees and commitments entering their peak delinquency and default years (approximately years three through five after origination). As of December 31, 2002, approximately $1.8 billion (38.3 percent) of Farmer Mac's outstanding loans held and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs were in their peak delinquency and default years compared to $1.2 billion (35.7 percent) of such loans as of December 31, 2001. The Model takes the portfolio age distribution and maturation into consideration. Accordingly, those trends did not cause management to alter the Model's projection for the provisions for losses.

As of December 31, 2002, Farmer Mac's loan-by-loan analysis of its $75.3 million of non-performing assets and their updated appraisals or management's estimates of discounted values indicated that $12.1 million had insufficient collateral to cover the loan balance, accrued interest and expenses. Farmer Mac has specifically allocated $2.0 million of allowances to those under-collateralized loans. Farmer Mac's loan-by-loan analyses indicated that the remaining $63.2 million of non-performing assets were adequately collateralized, based on updated appraisals or management's estimates of discounted collateral values, and that the allocation of specific allowances to those loans was not necessary. As of December 31, 2002, after the allocation of specific allowances to under-collateralized loans, Farmer Mac had additional non-specific or general allowances of $18.0 million, bringing the total allowance for losses to $20.0 million. The following table summarizes the Farmer Mac's non-performing assets and allowance for losses:

Farmer Mac I Post-1996 Act Non-performing Assets and Allowance for Losses

	As of December 31, 2002		As of December 31, 2001	
	(in thousands)			
	Non-performing Assets	Specific Allowance for Losses	Non-performing Assets	Specific Allowance for Losses
Loans 90 days or more past due	$17,600	$ 238	$24,701	$ 482
Loans in foreclosure	16,856	519	18,616	1,940
Loans in bankruptcy*	35,229	687	12,505	1,028
Real estate owned	5,623	592	2,457	—
Total	$75,308	$ 2,036	$58,279	$ 3,450
		Allowance for Losses		Allowance for Losses
Specific allowance for losses		$ 2,036		$ 3,450
General allowance for losses		17,975		12,434
Total allowance for losses		$20,011		$15,884

* *Includes loans that are performing under either their original loan terms or a court-approved bankruptcy plan.*

Based on Farmer Mac's loan-by-loan analyses, loan collection experience and continuing provisions for the allowance for losses, Farmer Mac believes that ongoing losses will be covered adequately by the allowance for losses.

Original loan-to-value ratios are one of many factors Farmer Mac considers in evaluating loss severity. Other factors include, but are not limited to, other underwriting standards, commodity and farming forecasts and regional economic and agricultural conditions. Loans in the Farmer Mac I program are all first mortgage agricultural real estate loans. Accordingly, Farmer Mac's exposure on a loan is limited to the difference between the principal balance of a loan and the value of the property. Measurement of that excess or shortfall is the best predictor and determinant of loss compared to other measures that evaluate the efficiency of a particular farm operator.

Loan-to-value ratios depend upon the economic value of a property with due regard for its income-producing potential in the hands of a competent operator. As required by Farmer Mac's collateral valuation standards, an appraisal of agricultural real estate must include analysis of the income producing capability of the property and address the income estimate in the market analysis. Debt service ratios depend upon farm operator efficiency and leverage, which can vary widely within a geographic region, commodity type, or an operator's business and farming skills.

As of December 31, 2002, the weighted-average original loan-to-value ratio for all post-1996 Act loans and loans underlying Farmer Mac Guaranteed Securities and LTSPCs was 49 percent, and the weighted-average original loan-to-value ratio for all post-1996 Act non-performing assets was 59 percent.

The following table summarizes the post-1996 Act non-performing assets by original loan-to-value ratio (calculated by dividing the loan principal balance at the time of guarantee, purchase or commitment by the appraised value at the date of loan origination or, when available, updated appraised value at the time of guarantee, purchase or commitment):

Distribution of Post-1996 Act Non-performing Assets as of December 31, 2002
(dollars in thousands)

Original LTV Ratio	Post-1996 Act Non-performing Assets	Percentage
0.00% to 40.00%	$ 3,265	4%
40.01% to 50.00%	14,289	19%
50.01% to 60.00%	29,726	39%
60.01% to 70.00%	25,792	34%
70.01% to 80.00%	1,684	2%
80.01% +	552	2%
Total	$75,308	100%

The following table presents outstanding loans held and loans underlying Farmer Mac I Guaranteed Securities and LTSPCs, post-1996 Act non-performing assets and specific allowances for losses as of December 31, 2002 by year of origination, geographic region and commodity.

Farmer Mac I Post-1996 Act Non-performing Assets and Specific Allowance for Losses

	Distribution of Outstanding Loans, Guarantees and LTSCPs	Outstanding Loans Guarantees and LTSCPs	Post-1996 Act Non-performing Assets[1]	Non-performing Asset Rate	Specific Allowance for Losses
			(dollars in thousands)		
By year of origination:					
Before 1994	14%	$ 696,326	$ 5,546	0.80%	$ —
1994	4%	171,407	—	0.00%	—
1995	3%	155,668	3,098	1.99%	6
1996	7%	355,422	13,002	3.66%	286
1997	8%	386,658	16,619	4.30%	19
1998	15%	706,984	14,391	2.04%	967
1999	16%	745,006	12,529	1.68%	655
2000	9%	437,433	6,322	1.45%	101
2001	13%	626,738	3,597	0.57%	2
2002	11%	539,992	204	0.04%	—
Total	100%	$4,821,634	$75,308	1.56%	$2,036
By geographic region[2]:					
Northwest	24%	$1,167,331	$43,492	3.73%	$1,462
Southwest	47%	2,273,846	24,910	1.10%	491
Mid-North	11%	518,439	552	0.11%	2
Mid-South	5%	233,997	1,397	0.60%	35
Northeast	6%	298,340	1,283	0.43%	6
Southeast	7%	329,681	3,674	1.11%	40
Total	100%	$4,821,634	$75,308	1.56%	$2,036
By commodity:					
Crops	43%	$2,085,963	$27,563	1.32%	$ 190
Permanent plantings	28%	1,341,165	34,100	2.54%	1,739
Livestock	20%	987,533	11,013	1.12%	1
Part-time farm	8%	367,823	2,632	0.72%	106
Other	1%	39,150	—	0.00%	—
Total	100%	$4,821,634	$75,308	1.56%	$2,036

(1) Includes loans 90 days or more past due, in foreclosure, restructured after delinquency, in bankruptcy (including loans performing under either their original loan terms or a court-approved bankruptcy plan), and real estate owned.

(2) Geographic regions—Northwest (AK, ID, MT, ND, NE, OR, SD, WA, WY); Southwest (AZ, CA, CO, HI, NM, NV, UT); Mid-North (IA, IL, IN, MI, MN, MO, WI); Mid-South (KS, OK, TX); Northeast (CT, DE, KY, MA, MD, ME, NC, NH, NJ, NY, OH, PA, RI, TN, VA, VT, WV); and Southeast (AL, AR, FL, GA, LA, MS, SC).

The following table presents Farmer Mac's cumulative charge-offs and current specific allowances relative to the cumulative original purchased, guaranteed or LTSPC principal balances for all loans purchased and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs. This information is presented by cohort year (origination date of the loan), geographic region and commodity. The purpose of this information is to present information regarding losses and collateral deficiencies relative to original guarantees and commitments.

Farmer Mac I Post-1996 Act Charge-offs and Specific Allowance for Losses Relative to all Cumulative Original Loans, Guarantees and LTSPCs

	Cumulative Net Charge-offs	Cumulative Original Loans, Guarantees and LTSPCs	Charge-off Rate	Current Specific Allowances	Combined Charge-off and Specific Allowance Rate
			(dollars in thousands)		
By year of origination:					
Before 1994	$ —	$1,755,985	0.00%	$ —	0.00%
1994	—	317,183	0.00%	—	0.00%
1995	200	289,198	0.07%	6	0.07%
1996	808	559,664	0.14%	286	0.20%
1997	2,608	613,048	0.43%	19	0.43%
1998	2,203	954,125	0.23%	967	0.33%
1999	487	960,963	0.05%	655	0.12%
2000	250	561,533	0.04%	101	0.06%
2001	—	715,794	0.00%	2	0.00%
2002	—	535,841	0.00%	—	0.00%
Total	$6,556	$7,263,334	0.09%	$2,036	0.12%
By geographic region[1]:					
Northwest	$3,108	$1,894,400	0.16%	$1,462	0.24%
Southwest	3,448	3,170,997	0.11%	491	0.12%
Mid-North	—	760,942	0.00%	2	0.00%
Mid-South	—	326,403	0.00%	35	0.01%
Northeast	—	481,798	0.00%	6	0.00%
Southeast	—	628,794	0.00%	40	0.01%
Total	$6,556	$7,263,334	0.09%	$2,036	0.12%
By commodity:					
Crops	$1,296	$3,109,356	0.04%	$ 190	0.05%
Permanent plantings	4,613	2,041,034	0.23%	1,739	0.31%
Livestock	647	1,648,032	0.04%	1	0.04%
Part-time farm	—	368,117	0.00%	106	0.03%
Other	—	96,795	0.00%	—	0.00%
Total	$6,556	$7,263,334	0.09%	$2,036	0.12%

(1) Geographic regions—Northwest (AK, ID, MT, ND, NE, OR, SD, WA, WY); Southwest (AZ, CA, CO, HI, NM, NV, UT); Mid-North (IA, IL, IN, MI, MN, MO, WI); Mid-South (KS, OK, TX); Northeast (CT, DE, KY, MA, MD, ME, NC, NH, NJ, NY, OH, PA, RI, TN, VA, VT, WV); and Southeast (AL, AR, FL, GA, LA, MS, SC).

An analysis of Farmer Mac's historical losses and identified specific collateral deficiencies within the portfolio (by origination year) indicates that Farmer Mac has experienced peak loss years as loans have aged between approximately their third and fifth years subsequent to origination, regardless of the year the loans were added to the Farmer Mac's portfolio. As a consequence of the combination of principal amortization and collateral value appreciation, there are few loans in the portfolio originated prior to 1996 with known collateral deficiencies. While Farmer Mac expects that there will be loans that have aged past their fifth year that will become delinquent and possibly default, Farmer Mac does not anticipate significant losses on such loans.

Analysis of the portfolio by its geographic distribution indicates that losses and collateral deficiencies have been and are expected to remain most prevalent in the loans concentrated in the areas that do not receive significant government support. This analysis is consistent with corresponding commodity analysis, which indicates that Farmer Mac has experienced higher loss and collateral deficiency rates in its loans classified as permanent plantings. Most of the loans classified as permanent plantings do not receive significant government support and are therefore more susceptible to adverse commodity-specific economic trends. Further, as adverse economic conditions persist for a particular commodity that requires a long-term improvement on the land, such as permanent plantings, the prospective sale value of the land is likely to decrease and the related loans may become under-collateralized. Farmer Mac anticipates that one or more particular commodity groups will be under economic pressure at any one time and actively manages its portfolio to mitigate concentration risks while preserving Farmer Mac's ability to meet the financing needs of all commodity groups.

Farmer Mac's methodologies for pricing its guarantee and commitment fees, managing credit risks and providing adequate allowances for losses consider all of the foregoing factors and information.

Credit Risk–Institutional. Farmer Mac is also exposed to credit risk arising from its business relationships with other institutions including:

- issuers of AgVantage bonds and other investments held by Farmer Mac;
- sellers and servicers; and
- interest rate contract counterparties.

AgVantage bonds are general obligations of the AgVantage Issuers and are secured by collateral in an amount ranging from 120 percent to 150 percent of the bond amount. In addition to requiring collateral, Farmer Mac mitigates credit risk related to AgVantage bonds by evaluating and monitoring the financial condition of the issuers of the AgVantage bonds. Outstanding AgVantage bonds totaled $28.6 million as of December 31, 2002, and $24.5 million as of December 31, 2001.

Farmer Mac manages institutional credit risk related to sellers and servicers by requiring those institutions to meet Farmer Mac's standards for creditworthiness. Farmer Mac monitors the financial condition of those institutions by evaluating financial statements and bank credit rating agency reports and confirms that they maintain adequate fidelity bonds and errors and omissions insurance. Credit risk related to interest rate contracts is discussed in "—Risk Management—Interest Rate Risk" and Note 6 to the consolidated financial statements.

Credit Risk–Other Investments. The credit risk inherent in other investments held by Farmer Mac is mitigated by Farmer Mac's policies of investing in highly-rated instruments and establishing concentration limits, which reduce exposure to any one counterparty. Farmer Mac's policies limit the Corporation's total credit exposure, including uncollateralized credit exposure resulting from financial derivatives, to a single entity by limiting the dollar amount of investments with each individual entity to the greater of 25 percent of Farmer Mac's regulatory core capital or $25 million. That limitation excludes exposure to agencies of the U.S. government, government-sponsored enterprises and money market funds. Farmer Mac policy also requires each individual entity to be rated in one of the three highest rating categories of at least one nationally recognized statistical rating organization for investments with terms greater than 270 days and in one of the two highest rating categories for investments with terms of 270 days or less.

As of December 31, 2002, Farmer Mac had investments in commercial paper, corporate debt securities, asset-backed securities and preferred stock issued by forty-three entities totaling $830.4 million. Farmer Mac's investments in eighteen of these entities each exceeded 10 percent of Farmer Mac's core capital (the cumulative balance of investments in such entities totaled $560.3 million), and investments in two of these entities each exceeded 15 percent of core capital. In addition, as of December 31, 2002, Farmer Mac held $231.3 million of securities issued by government-sponsored enterprises or agencies of the U.S. government and $463.1 million in five money market investment accounts. The maximum amount held in any one money market fund investment fund at any time during 2002 was approximately $272.0 million. As of December 31, 2002, 56 percent of the investment portfolio, excluding government-sponsored enterprise and agency investments, consisted of short-term highly liquid investments.

Liquidity and Capital Resources

Farmer Mac has sufficient liquidity and capital resources to support its operations for the next twelve months.

Debt Issuance. Section 8.6(e) of Farmer Mac's statutory charter (12 U.S.C. § 2279aa-6(e)) authorizes Farmer Mac to issue debt obligations to purchase eligible mortgage loans and Farmer Mac Guaranteed Securities and to maintain reasonable amounts for business operations, including adequate liquidity. Farmer Mac funds its program purchases primarily by issuing debt obligations of various maturities in the public capital markets. Farmer Mac's debt obligations consist of discount notes and medium-term notes issued to obtain funds principally to cover the costs of purchasing and holding loans and securities (including Farmer Mac Guaranteed Securities). Farmer Mac also issues discount notes and medium-term notes to obtain funds for investments, transaction costs and guarantee payments. The Corporation's discount notes and medium-term notes are obligations of Farmer Mac only, are not rated by any rating agency and the interest and principal thereon are not guaranteed by and do not constitute debts or obligations of the Farm Credit Administration or the United States or any agency or instrumentality of the United States other than Farmer Mac. Farmer Mac is an institution of the Farm Credit System, but is not liable for any debt or obligation of any other institution of the Farm Credit System. Likewise, neither the Farm Credit System nor any other individual institution of the Farm Credit System is liable for any debt or obligation of Farmer Mac. Federal law does not exempt income on a Farmer Mac discount note or medium-term note from federal, state or local taxation.

Effective June 6, 2002, Farmer Mac's board of directors has authorized the issuance of up to $5.0 billion of discount notes and medium-term notes (of which $3.9 billion was outstanding as of December 31, 2002), subject to periodic review of the adequacy of that level relative to Farmer Mac's borrowing requirements. Farmer Mac invests the proceeds of such issuances in loans, Farmer Mac Guaranteed Securities and non-program investment assets in accordance with guidelines established by its board of directors.

Liquidity. The funding and liquidity needs of Farmer Mac's business programs are driven by the purchase and retention of loans and Farmer Mac Guaranteed Securities, the maturities of Farmer Mac's discount notes and medium-term notes and payment of principal and interest on Farmer Mac Guaranteed Securities. Farmer Mac's primary sources of funds to meet these needs are:

- principal and interest payments and ongoing guarantee and commitment fees received on loans, Farmer Mac Guaranteed Securities and LTSPCs; and
- the issuance of new discount notes and medium-term notes.

Farmer Mac projects its expected cash flows from loans and securities, other earnings and the sale of assets and matches those with its obligations to retire debt and pay other liabilities as they come due. Farmer Mac issues discount notes and medium-term notes to meet the needs associated with its business operations, including liquidity, and also to increase its presence in the capital markets in order to enhance the liquidity and pricing efficiency of its discount notes and medium-term notes and Farmer Mac Guaranteed Securities transactions and so improve the mortgage rates available to farmers, ranchers and rural homeowners. Though Farmer Mac's mortgage purchases do not currently necessitate daily debt issuance, the Corporation continued its strategy of using its non-program investment portfolio (referred to as Farmer Mac's liquidity portfolio) to facilitate increasing its ongoing presence in the capital markets during 2002. To meet investor demand for daily presence in the capital markets, Farmer Mac issues discount notes in maturities ranging from one day to approximately 90 days and invests the proceeds not needed for program asset purchases in highly-rated securities. Investments are predominantly short-term money market securities with maturities closely matched to the discount note maturities and floating-rate securities with reset terms of less than one year and closely matched to the maturity of the discount notes. The positive spread earned from these investments enhances the net interest income Farmer Mac earns, thereby improving the net yields at which Farmer Mac can purchase mortgages from lenders who may pass that benefit to farmers, ranchers and rural homeowners through the Farmer Mac programs. Subject to dollar limitations, the Corporation's board of directors has authorized non-program investments in:

- U.S. Treasury obligations;
- agency and instrumentality obligations;
- repurchase agreements;
- commercial paper;
- guaranteed investment contracts;
- certificates of deposit;
- federal funds and bankers acceptances;
- certain securities and debt obligations of corporate and municipal issuers;
- asset-backed securities;
- corporate money market funds; and
- preferred stock of government-sponsored enterprises.

As of December 31, 2002, Farmer Mac was in compliance with the dollar limitations and investment authorizations set forth in its investment guidelines.

The following table presents Farmer Mac's five largest investments as of December 31, 2002:

Investment	Issuer	Security Credit Rating	Recorded Investment	Percent of Core Capital
	(dollars in thousands)			
Dreyfus Cash Management and Institutional Shares and Institutional Shares	Dreyfus Corp.	N/A*	$137,874	74.9%
Citi Institutional Liquid Reserve Class A Reserve Class A	Citigroup Inc.	N/A*	103,172	56.0%
Federated Prime Value Obligations Fund	Federated Group Inc.	N/A*	100,297	54.5%
Merrill Lynch Premier Institutional Fund	Merrill Lynch & Co., Inc.	N/A*	95,723	52.0%
Preferred Stock	CoBank	not rated**	93,183	50.6%

*These money market funds are not rated, but invest in short-term, high quality money market securities and conform to Rule 2a-7 of the Investment Company Act of 1940.
**CoBank is an institution of the Farm Credit System, a government-sponsored enterprise.

As a result of Farmer Mac's regular issuance of discount notes and medium-term notes and its status as a federally chartered instrumentality of the United States, Farmer Mac has been able to access the capital markets at favorable rates. Throughout the recent period of inaccurate and misleading publicity about the Corporation, Farmer Mac has maintained regular daily access to the discount note market at rates comparable to the issuance and trading levels of other government-sponsored enterprise discount notes. Farmer Mac's continued ability to access the discount note market at such favorable rates could be affected by continued inaccurate and misleading publicity about Farmer Mac or unusual trading in its securities. Farmer Mac believes such factors caused spread levels in secondary market trading of its outstanding medium-term notes to widen during second quarter 2002. Although those spreads appeared to improve in the second half of 2002 and Farmer Mac returned to issuing medium-term notes on a limited basis at favorable issuance spreads during the second half of 2002, the foregoing factors could affect future medium-term note issuance spreads adversely and cause Farmer Mac to continue to emphasize floating-to-fixed interest rate swaps, combined with discount note issuances, as a source of fixed-rate funding. While the swap market provides favorable fixed rates, swap transactions expose Farmer Mac to the risk of future widening of its own issuance spreads versus corresponding LIBOR rates. If the spreads on the Farmer Mac discount notes were to increase relative to LIBOR, Farmer Mac would be exposed to a commensurate reduction on its net interest yield on the notional amount of its floating-to-fixed interest rate swaps and other LIBOR-based floating rate assets. Farmer Mac compensates for this risk by pricing the required net yield on program asset purchases to reflect the higher cost of medium-term notes issuance without regard to the savings achieved in the interest rate swap market.

Farmer Mac maintains an investment portfolio of cash and cash equivalents (including commercial paper and other short-term money market instruments) and investment securities consisting mostly of floating rate securities that reprice within one year, which can be drawn upon for liquidity needs. As of December 31, 2002, Farmer Mac's cash and cash equivalents and investment securities totaled $723.8 million and $830.4 million, respectively, a combined 37 percent of total assets. For 2002, exclusive of daily overnight discount note issuances that were invested overnight, the average discount note issuance term and re-funding frequency was approximately 76.3 days.

The principal sources of funding for the payment of Farmer Mac's obligations under its guarantees and LTSPCs are the fees for its guarantees and commitments, net interest income and the proceeds of debt issuance. Farmer Mac satisfies its guarantee and purchase commitment obligations by purchasing defaulted loans out of LTSPCs and from the related trusts for Farmer Mac Guaranteed Securities. Farmer Mac typically recovers a significant portion of the value of defaulted loans purchased either through borrower payments, loan payoffs, payments by third parties or foreclosure and sale. Farmer Mac's liquidity position and ready access to the debt markets also provide additional flexibility to meet liquidity needs that result from the uncertainty regarding the timing and amount of required purchases of loans underlying either Farmer Mac Guaranteed Securities or LTSPCs, should significantly more loans be required to be purchased than in prior periods.

Capital Requirements. Farmer Mac's statutory charter, Title VIII of the Farm Credit Act of 1971 (12 U.S.C. §§ 2279aa et seq.; the "Act"), as amended by the 1996 Act, establishes three capital standards for Farmer Mac—minimum, critical and risk-based. The minimum capital requirement is expressed as a percentage of on-balance sheet assets and off-balance sheet obligations, with the critical capital requirement equal to one-half of the minimum capital amount. Higher minimum and critical capital requirements were phased in over a transition period, which ended on January 1, 1999, when the highest level of minimum capital became applicable. The Act does not specify the required level of risk-based capital. It directs FCA to establish a risk-based capital test for Farmer Mac, using specified stress-test parameters. For a discussion of risk-based capital, see "Government Regulation of Farmer Mac—Regulation—Capital Standards—General."

Certain enforcement powers are given to FCA depending upon Farmer Mac's compliance with the capital standards. See "Government Regulation of Farmer Mac—Regulation—Capital Standards—Enforcement Levels." As of December 31, 2002 and 2001, Farmer Mac was classified as within "level I" (the highest compliance level). The following table sets forth Farmer Mac's minimum capital requirement as of December 31, 2002 and 2001 based on the fully phased-in requirements.

	December 31, 2002			December 31, 2001		
	Amount	Ratio	Capital Required	Amount	Ratio	Capital Required
			(dollars in thousands)			
On-balance sheet assets as defined for determining statutory minimum capital	$4,126,719	2.75%	$113,485	$3,380,157	2.75%	$ 92,954
Outstanding balance of Farmer Mac Guaranteed Securities held by others and LTSPCs	3,048,289	0.75%	22,862	2,329,879	0.75%	17,474
Derivative and hedging obligations	93,997	0.75%	705	20,762	0.75%	156
Minimum capital level			137,052			110,584
Actual core capital			183,978			126,042
Capital surplus			$ 46,926			$ 15,458

Based on the current minimum capital requirements established in the 1996 Act, Farmer Mac's current capital surplus of $46.9 million would support additional guarantee growth in amounts ranging from $1.7 billion of on-balance sheet guarantees to more than $6.2 billion of off-balance sheet guarantees. Furthermore, should Farmer Mac deem it appropriate, on-balance sheet non-program assets (cash and cash equivalents and investment securities) of $1.6 billion could be replaced with on- and off-balance sheet program guarantees, resulting in the ability to carry additional guarantees ranging from $1.6 billion of on-balance sheet guarantees to over $5.7 billion of off-balance sheet guarantees. Ultimately, Farmer Mac could sell on-balance sheet program assets of $2.6 billion in order to support further increases of on- and off-balance sheet program guarantees, resulting in the ability to carry an additional cumulative $15.2 billion of off-balance sheet guarantees. Any of these transactions would, of course, be evaluated to optimize Farmer Mac's return on equity and capital flexibility. Accordingly, in the opinion of management, Farmer Mac has sufficient capital and liquidity for the next twelve months.

Contractual Commitments, Contingent Liabilities and Off-Balance Sheet Arrangements. The following table presents Farmer Mac's significant fixed and determinable contractual obligations by payment date as of December 31, 2002. The payment amounts represent those amounts contractually due to the recipient and do not include any unamortized premiums or discounts or other similar carrying value adjustments.

	One Year or Less	One to Three Years	Three to Five Years	Over Five Years	Total
			(in thousands)		
Discount notes	$2,781,577	$ —	$ —	$ —	$2,781,577
Medium-term notes	179,479	502,016	274,752	463,607	1,419,854
Minimum lease payments	531	1,103	1,159	2,498	5,291

For more information regarding discount notes and medium-term notes, see Note 7 to the consolidated financial statements. For more information regarding minimum lease payments, see Note 12 to the consolidated financial statements.

Farmer Mac enters into financial derivative contracts under which it either receives cash from counterparties, or is required to pay cash to them, depending on changes in interest rates. Financial derivatives are carried on the consolidated balance sheet at fair value, representing the net present value of expected future cash payments or receipts based on market interest rates as of the balance sheet date. The fair values of the contracts change daily as market interest rates change. Because the financial derivative liabilities recorded on the consolidated balance sheet as of December 31, 2002 do not represent the amounts that may ultimately be paid under the financial derivative contracts, those liabilities are not included in the table of contractual obligations presented above. Further information regarding financial derivatives is included in Note 2(h) and Note 6 to the consolidated financial statements.

In conducting its loan purchase activities, Farmer Mac enters into mandatory and optional delivery commitments to purchase agricultural mortgages and corresponding optional commitments to deliver Farmer Mac Guaranteed Securities. In conducting its LTSPC activities, Farmer Mac enters into arrangements whereby it commits to buy agricultural mortgages at an undetermined future date. The following table presents these significant commitments.

	As of December 31, 2002
	(in thousands)
Mandatory commitments to purchase loans and USDA-guaranteed portions	$ 21,700
Optional commitments to purchase loans	4,478
Optional commitments to deliver Farmer Mac Guaranteed Securities	4,478
LTSPCs	2,681,240

Further information regarding commitments to purchase and sell loans is included in Note 12 to the consolidated financial statements.

Farmer Mac also may have liabilities that arise from its Farmer Mac Guaranteed Securities. Farmer Mac Guaranteed Securities are issued through trusts and, when sold to third-party investors, accordingly, are not included in the consolidated balance sheets. In performing its obligations related to LTSPCs and Farmer Mac Guaranteed Securities, Farmer Mac would have the right to enforce the underlying agricultural mortgage loans, and in the event of the default under the terms of those loans, would have access to the underlying collateral.

The following table presents the balance of outstanding LTSPCs and off-balance sheet Farmer Mac Guaranteed Securities as of December 31, 2002 and 2001:

Outstanding Balance of LTSPCs and Off-Balance Sheet Farmer Mac Guaranteed Securities

	As of December 31,	
	2002	2001
	(in thousands)	
Farmer Mac I:		
Post-1996 Act obligations:		
Farmer Mac I Guaranteed Securities	$ 299,940	$ 366,749
LTSPCs	2,681,240	1,884,260
Total Post-1996 Act obligations	2,981,180	2,251,009
Pre-1996 Act Farmer Mac I Guaranteed Securities	—	461
Total Farmer Mac I	2,981,180	2,251,470
Farmer Mac II Guaranteed Securities	67,109	78,409
Total Farmer Mac I and II	$3,048,289	$2,329,879

See Note 2(c), Note 2(e) and Note 5 to the consolidated financial statements for more information on Farmer Mac Guaranteed Securities and Note 2(o) and Note 12 to the consolidated financial statements for more information on LTSPCs.

Other Matters

New Accounting Standards. In April 2002, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* which is effective January 1, 2003 and requires gains and losses from the extinguishment or repurchase of debt to be classified as extraordinary items only if they meet the criteria for such classification in Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* Until January 1, 2003, gains and losses from the extinguishment or repurchase of debt must be classified as extraordinary items. Subsequent to January 1, 2003, any gain or loss resulting from the extinguishment or repurchase of debt classified as an extraordinary item in a prior period that does not meet the criteria for such classification under Accounting Principles Board Opinion No. 30 must be reclassified.

In December 2002, the FASB issued Statement of Financial Accounting Standards No.148, *Accounting for Stock-Based Compensation—Transition and Disclosure* ("SFAS 148"), which provides alternative transition methods for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation,* to require prominent disclosures in both annual and quarterly financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Farmer Mac has not changed the way it accounts for stock-based employee compensation; however, it has adopted the disclosure provisions of SFAS 148.

In December 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45") which requires a company to disclose many of the guarantees or indemnification agreements it issues, some of which are required to be recorded as a liability in the company's consolidated balance sheet at the time it enters into the guarantee. FIN 45 requires disclosures beginning in interim and year-end financial statements ending after December 15, 2002. Farmer Mac has adopted the disclosure provisions. The liability recognition provisions apply to guarantees issued or modified beginning January 1, 2003. Farmer Mac is currently evaluating the impact of the adoption of the liability recognition provision of FIN 45.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51* ("FIN 46") that addresses the consolidation of variable interest entities ("VIEs"). Generally, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial assets and may be passive or it may engage in such activities as research and development or other activities on behalf of another company. FIN 46 requires that a VIE be consolidated by a company if that company is subject to a majority of the VIE's risk of loss or entitled to receive a majority of the VIE's residual returns or both. A company that consolidates a VIE is referred to as the primary beneficiary of that entity.

The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to older entities in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003 regardless of when the VIE was established. Farmer Mac does not believe the adoption of FIN 46 will have a material impact on its consolidated financial position or results of operations.

In September of 2002, the EITF reached a consensus on a portion of EITF 02-9. The consensus applies to loan transfers that were initially treated as sales and are recorded as a "re-purchase" when the transferor has regained effective control over the loan. The consensus indicates that under no circumstances should an allowance for losses be initially recorded when such loans have been recorded as a "re-purchase" on the transferor's financial statements. Farmer Mac has adopted the consensus, which applies to transactions recorded after September 12, 2002.

GAO Analysis. On June 26, 2002, the Senate Committee on Agriculture, Nutrition, and Forestry requested that the U.S. General Accounting Office ("GAO") conduct an independent analysis of a number of issues relating to Farmer Mac. The Committee made this request of the GAO in response to misleading reports and speculation about Farmer Mac produced by certain hedge funds acting as "short sellers," who stood to gain if the price of Farmer Mac securities was depressed, and in concurrent articles by a reporter for a major newspaper. Farmer Mac made it clear that those reports and articles were inaccurate and misleading and welcomed the independent analysis by the GAO as an opportunity to confirm that Farmer Mac continues to fulfill its Congressionally-established mission in a financially safe and sound manner.

The GAO report was requested by the Committee specifically to address Farmer Mac's financial stability; corporate governance; compensation policies; investment practices; the non-voting status of Farmer Mac's Class C common stock; and the fulfillment of Farmer Mac's Congressionally-established mission.

Farmer Mac is confident that the GAO's analysis will confirm its integrity and financial stability, as presented in its public financial disclosures. Farmer Mac expects the GAO report will show that it is appropriately and effectively fulfilling its mission to increase the availability of borrower credit at stable rates, enhance lender liquidity and lending capacity and provide capital markets funding in the agricultural sector of the U.S. economy for the benefit of U.S. farmers, ranchers and rural homeowners, lenders participating in Farmer Mac programs and the investing public.

Farmer Mac looks forward to the GAO report as an opportunity to remove the confusion that has been cast over it, so that it may continue its Congressional mission for agricultural borrowers and the lenders who serve them.

Government Regulation of Farmer Mac

General

Public offerings of Farmer Mac Guaranteed Securities must be registered with the SEC under the federal securities laws. Farmer Mac also is required to file reports with the SEC pursuant to the SEC's periodic reporting requirements.

Regulation

Office of Secondary Market Oversight. As an institution of the Farm Credit System, Farmer Mac is subject to the regulatory authority of FCA. FCA, acting through its Office of Secondary Market Oversight, has general regulatory and enforcement authority over Farmer Mac, including the authority to promulgate rules and regulations governing the activities of Farmer Mac and to apply its general enforcement powers to Farmer Mac and its activities. The Director of the Office of Secondary Market Oversight, who was selected by and reports to the FCA board of directors, is responsible for the examination of Farmer Mac and the general supervision of the safe and sound performance by Farmer Mac of the powers and duties vested in it by the Act. The Act requires an annual examination of the financial transactions of Farmer Mac and authorizes FCA to assess Farmer Mac for the cost of its regulatory activities, including the cost of any examination. Farmer Mac is required to file quarterly reports of condition with FCA, as well as copies of all documents filed with the SEC under the federal securities laws.

Department of the Treasury. In connection with the passage of the 1996 Act, the Chairmen of the House and Senate Agriculture Committees requested FCA, in a cooperative effort with the Department of the Treasury, to "monitor and review the operations and financial condition of Farmer Mac and to report in writing to the appropriate subcommittees of the House Agriculture Committee, the House Financial Services Committee and the Senate Agriculture, Nutrition and Forestry Committee at six-month intervals during the capital deferral period and beyond, if necessary." Although the "capital deferral period" expired on January 1, 1999 and the risk-based capital rule went into effect on May 23, 2002, it appears that the reports are ongoing.

Comptroller General/General Accounting Office. The Act permits the Comptroller General of the United States to perform a review of the actuarial soundness and reasonableness of the guarantee fees established by Farmer Mac.

Capital Standards

General. The Act, as amended by the 1996 Act, establishes three capital standards for Farmer Mac:

- Minimum capital—Farmer Mac's minimum capital level is an amount of core capital equal to the sum of 2.75 percent of Farmer Mac's aggregate on-balance sheet assets, as calculated for regulatory purposes, plus 0.75 percent of the aggregate off-balance sheet obligations of Farmer Mac, specifically including:
  - the unpaid principal balance of outstanding Farmer Mac Guaranteed Securities;
  - instruments issued or guaranteed by Farmer Mac that are substantially equivalent to Farmer Mac Guaranteed Securities, including LTSPCs; and
  - other off-balance sheet obligations of Farmer Mac.
- Critical capital—Farmer Mac's critical capital level is an amount of core capital equal to 50 percent of the total minimum capital requirement at that time.
- Risk-based capital—The Act directs FCA to establish a risk-based capital test for Farmer Mac, using specified stress-test parameters. While the Act does not specify the required level of risk-based capital, that level is permitted to exceed the statutory minimum capital requirement applicable to Farmer Mac.

Farmer Mac is required to comply with the higher of the minimum capital requirement or the risk-based capital requirement.

FCA issued its final risk-based capital regulation for Farmer Mac on April 12, 2001 and the Corporation was required to meet the risk-based capital standards beginning on May 23, 2002. The risk-based capital stress test promulgated by FCA is intended to determine the amount of regulatory capital (core capital plus allowance for losses) that Farmer Mac would need to maintain positive capital during a ten-year period in which:

- annual losses occur at a rate of default and severity "reasonably related" to the rates of the highest sequential two-years in a limited U.S. geographic area; and
- there is an initial interest rate shock at the lesser of 600 basis points or 50 percent of the ten-year U.S. Treasury rate, and such interest rates remain at such level for the remainder of the period.

The risk-based capital stress test then adds an additional 30 percent to the resulting capital requirement for management and operational risk.

As of December 31, 2002, Farmer Mac's minimum and critical capital requirements were $137.1 million and $68.6 million, respectively, and its actual core capital level was $184.0 million, $46.9 million above the minimum capital requirement and $115.4 million above the critical capital requirement. Based on the risk-based capital stress test, Farmer Mac's risk-based capital requirement as of December 31, 2002 was $73.4 million and Farmer Mac's regulatory capital of $204.0 million exceeded that amount by approximately $130.6 million. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Requirements" for a presentation of Farmer Mac's current regulatory capital position.

Enforcement Levels. The Act directs FCA to classify Farmer Mac within one of four enforcement levels for purposes of determining compliance with capital standards. As of December 31, 2002, Farmer Mac was classified as within level I—the highest compliance level.

Failure to comply with the applicable required capital level in the Act would result in Farmer Mac being classified as within level II (below the applicable risk-based capital level but above the minimum capital level), level III (below the minimum but above the critical capital level) or level IV (below the critical capital level). In the event that Farmer Mac were classified as within level II, III or IV, the Act requires the Director of the Office of Secondary Market Oversight to take a number of mandatory supervisory measures and provides the Director with discretionary authority to take various optional supervisory measures depending on the level in which Farmer Mac is classified. The mandatory measures applicable to level II include:

- requiring Farmer Mac to submit and comply with a capital restoration plan;
- prohibiting the payment of dividends if such payment would result in Farmer Mac being reclassified as within level III or IV, and requiring the pre-approval of any dividend payment even if such payment would not result in reclassification as within level IV; and
- reclassifying Farmer Mac as within level III if it does not submit a capital restoration plan that is approved by the Director or the Director determines that Farmer Mac has failed to make, in good faith, reasonable efforts to comply with such a plan and fulfill the schedule for the plan approved by the Director.

The mandatory measures applicable to level III include:

- requiring Farmer Mac to submit (and comply with) a capital restoration plan;
- prohibiting the payment of dividends if such payment would result in Farmer Mac being reclassified as within level IV and requiring the pre-approval of any dividend payment even if such payment would not result in reclassification as within level IV; and
- reclassifying Farmer Mac as within a lower level if it does not submit a capital restoration plan that is approved by the Director or the Director determines that Farmer Mac has failed to make, in good faith, reasonable efforts to comply with such a plan and fulfill the schedule for the plan approved by the Director.

If Farmer Mac were classified as within level III, then, in addition to the foregoing mandatory supervisory measures, the Director of the Office of Secondary Market Oversight could take any of the following discretionary supervisory measures:

- imposing limits on any increase in, or ordering the reduction of, any obligations of Farmer Mac, including off-balance sheet obligations;
- limiting or prohibiting asset growth or requiring the reduction of assets;
- requiring the acquisition of new capital in an amount sufficient to provide for reclassification as within a higher level;
- terminating, reducing or modifying any activity the Director determines creates excessive risk to Farmer Mac; or
- appointing a conservator or a receiver for Farmer Mac.

The Act does not specify any supervisory measures, either mandatory or discretionary, to be taken by the Director in the event Farmer Mac were classified as within level IV.

The Director of the Office of Secondary Market Oversight has the discretionary authority to reclassify Farmer Mac to a level that is one level below its then current level (for example, from level I to level II) if the Director determines that Farmer Mac is engaging in any action not approved by the Director that could result in a rapid depletion of core capital or if the value of property subject to mortgages backing Farmer Mac Guaranteed Securities has decreased significantly.

FARMER MAC STOCK

Farmer Mac has three classes of common stock outstanding—Class A voting, Class B voting and Class C non-voting. Only banks, insurance companies and other financial institutions or similar entities that are not institutions of the Farm Credit System may hold Class A voting common stock. Only institutions of the Farm Credit System may hold Class B voting common stock. There are no ownership restrictions on the Class C non-voting common stock. Farmer Mac issued $35 million of preferred stock in May 2002.

The Class A and Class C common stocks trade on the New York Stock Exchange under the symbols AGMA and AGM, respectively. The Class B voting common stock, which has a limited market and trades infrequently, is not listed or quoted on any exchange or other medium, and Farmer Mac is unaware of any publicly available quotations or prices for that class.

The information below represents the high and low closing sale prices for the Class A and Class C common stocks for the periods indicated as reported by the New York Stock Exchange.

	Sales Price			
	Class A Stock		Class C Stock	
	High	Low	High	Low
	(dollars per share)			
2003				
First quarter (through March 14, 2003)	$22.65	$15.50	$34.50	$20.25
2002				
Fourth quarter	26.00	19.90	33.37	25.06
Third quarter	24.30	20.30	30.47	20.80
Second quarter	35.00	22.00	47.20	25.60
First quarter	34.55	28.60	47.80	38.95
2001				
Fourth quarter	33.60	27.80	46.33	31.78
Third quarter	28.40	26.60	35.23	29.58
Second quarter	28.55	21.60	32.25	23.75
First quarter	23.25	19.00	27.94	22.50

As of March 14, 2003, it was estimated that there were 1,432 registered owners of the Class A voting common stock, 103 registered owners of the Class B voting common stock and 1,390 registered owners of the Class C non-voting common stock outstanding.

To date, Farmer Mac has not paid any dividends on its common stock, nor does it expect to pay dividends in the foreseeable future. Farmer Mac's ability to declare and pay dividends could be restricted if it were to fail to comply with regulatory capital requirements.

Information about securities authorized for issuance under Farmer Mac's equity compensation plans appears under "Equity Compensation Plans" in Farmer Mac's Proxy Statement to be filed with the SEC on or about April 18, 2003.

Class A Common Stock *(dollars per share)*


$50
40
30
20
10
0
Q-1
Q-2
Q-3
Q-4
Q-1
Q-2
Q-3
Q-4
Q-1
2001
2002
2003

Class C Common Stock *(dollars per share)*


$50
40
30
20
10
0
Q-1
Q-2
Q-3
Q-4
Q-1
Q-2
Q-3
Q-4
Q-1
2001
2002
2003

Board of Directors (as of April 1, 2003)

Fred L. Dailey, Chairman[1]
Director
Ohio Department of Agriculture
Reynoldsburg, Ohio

Dennis L. Brack[2]
President and CEO
Bath State Bank
Bath, Indiana

C. Eugene Branstool[1]
Farmer
Utica, Ohio

Grace T. Daniel[1]
Principal
Golden State Marketing Services
El Macero, California

Paul A. DeBriyn[3]
President and CEO
Farm Credit Services of Southern
Minnesota and
AgStar Financial Services, ACA
Mankato, Minnesota

Kenneth E. Graff[3]
President
Farm Credit West, ACA
Visalia, California

W. David Hemingway[2]
Executive Vice President
Zions First National Bank
Salt Lake City, Utah

Mitchell A. Johnson[2]
President
MAJ Capital Management, Inc.
Washington, D.C.

Charles E. Kruse[2]
Director
Central Bancompany
Jefferson City, Missouri

Lowell L. Junkins[1]
Lowell Junkins & Associates
Des Moines, Iowa

James A. McCarthy[3]
Former Director
Farm Credit Bank of Texas
Austin, Texas

John G. Nelson III[3]
Former Director
AgAmerica Farm Credit Bank
Spokane, Washington

Peter T. Paul[2]
Director
GreenPoint Financial Corp.
New York, New York

Marilyn Peters[1]
Farmer
Britton, South Dakota

John Dan Raines, Jr.[3]
Director
AgFirst Farm Credit Bank
Columbia, South Carolina

1 Presidential Appointee
2 Class A Stockholder Director
3 Class B Stockholder Director

Corporate Officers (as of April 1, 2003)

Henry D. Edelman
President and Chief Executive Officer

Nancy E. Corsiglia
Vice President—Finance and Chief Financial Officer

Jerome G. Oslick
Vice President—General Counsel and Corporate Secretary

Tom D. Stenson
Vice President—Agricultural Finance

Report of Management

To the Stockholders of Farmer Mac:

The management of Farmer Mac is responsible for the accompanying audited consolidated financial statements and unaudited financial and other information appearing elsewhere in this Annual Report. In our opinion, the consolidated financial statements have been prepared in conformity with generally accepted accounting principles, and the other financial information in this report is consistent with such statements. In preparing the consolidated financial statements and in developing the other financial information, it was necessary to make informed judgments and estimates of the effects of certain business events and transactions. We believe that these judgments and estimates are reasonable, that the financial information contained in this Annual Report reflects, in all material respects, the substance of all business events and transactions to which Farmer Mac was a party and that all material uncertainties have been appropriately considered or disclosed.

Farmer Mac employs a system of internal accounting controls that, in our opinion, is adequate and provides reasonable assurance that transactions are executed in accordance with appropriate authorization, permits preparation of financial statements in conformity with generally accepted accounting principles and establishes accountability for the assets of Farmer Mac.

The Board of Directors of Farmer Mac exercises its oversight over the internal control, accounting and financial reporting systems through its Audit Committee, which is composed solely of directors who are not officers or employees of Farmer Mac. The Audit Committee meets with management to evaluate the effectiveness with which it discharges its responsibilities. In addition, the Audit Committee meets periodically with Farmer Mac's independent auditors, who have free access to the Board of Directors and the Audit Committee, to discuss internal accounting controls, the quality of financial reporting and other matters related to their examination of Farmer Mac's financial statements.



Henry D. Edelman
President and
Chief Executive Officer



Nancy E. Corsiglia
Vice President—Finance and
Chief Financial Officer

REPORTS OF INDEPENDENT PUBLIC ACCOUNTANTS

To The Board of Directors and Stockholders of
Federal Agricultural Mortgage Corporation:

We have audited the accompanying consolidated balance sheet of the Federal Agricultural Mortgage Corporation and subsidiary ("Farmer Mac") as of December 31, 2002, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for the year then ended. These financial statements are the responsibility of Farmer Mac's management. Our responsibility is to express an opinion on the 2002 financial statements based on our audit. The financial statements as of December 31, 2001 and for each of the years in the two-year period then ended, before the reclassifications discussed in Note 2 to the financial statements, were audited by other auditors who have ceased operations. Those auditors expressed an unqualified opinion dated January 23, 2002, which included an explanatory paragraph regarding Farmer Mac's change in its method of accounting for financial derivatives on January 1, 2001, on those financial statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 consolidated financial statements present fairly, in all material respects, the financial position of the Federal Agricultural Mortgage Corporation and subsidiary as of December 31, 2002, and the results of their operations and their cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

As discussed above, the financial statements of the Federal Agricultural Mortgage Corporation and subsidiary as of December 31, 2001, and for the two years in the period then ended, were audited by other auditors who have ceased operations. As described in Note 2, certain reclassifications of the 2001 and 2000 financial statements were made to conform to the 2002 presentation. We audited the reclassifications described in Note 2 that were made to conform the 2001 and 2000 financial statements to the current period presentation. Our audit procedures with respect to the 2001 and 2000 reclassifications as described in Note 2 included (1) comparing the amounts shown as the allowance for loan losses and the reserve for losses in Farmer Mac's consolidated balance sheet and the amounts shown as the provision for loan losses and the provision for losses in Farmer Mac's statement of operations to Farmer Mac's underlying accounting analysis obtained from management, (2) on a test basis, comparing the amounts comprising the allowance for loan losses, the reserve for losses, the provision for loan losses and the provision for losses obtained from management to supporting documentation, and (3) testing the mathematical accuracy of the underlying analyses. In our opinion, such reclassifications are appropriate and have been properly applied. However, we were not engaged to audit, review, or apply any procedures to the 2001 and 2000 financial statements of Farmer Mac other than with respect to such reclassifications and, accordingly, we do not express an opinion or any other form of assurance on the 2001 and 2000 financial statements taken as a whole.



Deloitte & Touche LLP

McLean, Virginia
January 23, 2003

The report of Arthur Andersen LLP below is a copy of their previously issued report contained in Farmer Mac's Annual Report for the year ended December 31, 2001. Arthur Andersen LLP has ceased operations and has not reissued its report in connection with this Annual Report.

The Board of Directors and Stockholders of
Federal Agricultural Mortgage Corporation:

We have audited the accompanying consolidated balance sheets of the Federal Agricultural Mortgage Corporation ("Farmer Mac") and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in stockholders' equity, and cash flows for each of the three years in the period ended December 31, 2001. These financial statements are the responsibility of Farmer Mac's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Farmer Mac and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

As discussed in Note 2 to the consolidated financial statements, effective January 1, 2001, Farmer Mac changed its method of accounting for financial derivatives.

Arthur Andersen LLP

Vienna, VA
January 23, 2002

FEDERAL AGRICULTURAL MORTGAGE CORPORATION AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS

	December 31,	
	2002	2001
	(in thousands)	
Assets:		
Cash and cash equivalents	$ 723,800	$ 437,831
Investment securities	830,409	1,007,954
Farmer Mac Guaranteed Securities	1,608,507	1,690,376
Loans	966,123	199,355
Allowance for loan losses	(2,662)	(1,352)
Loans, net	963,461	198,003
Real estate owned (net of valuation allowance of $0.6 million and zero)	5,031	2,457
Financial derivatives	317	15
Interest receivable	65,276	56,253
Guarantee and commitment fees receivable	5,938	6,004
Deferred tax asset	9,666	1,866
Prepaid expenses and other assets	10,510	15,097
Total Assets	$4,222,915	$3,415,856
Liabilities and Stockholders' Equity:		
Liabilities:		
Notes payable:		
Due within one year	$2,895,746	$2,233,267
Due after one year	985,318	968,463
Total notes payable	3,881,064	3,201,730
Financial derivatives	94,314	20,762
Accrued interest payable	29,756	26,358
Accounts payable and accrued expenses	17,453	18,037
Reserve for losses	16,757	14,532
Total Liabilities	4,039,344	3,281,419
Commitments and Contingencies (Note 12)		
Stockholders' Equity:		
Preferred stock:		
Series A, stated at redemption/liquidation value, $50 per share, 700,000 shares authorized, issued and outstanding as of December 31, 2002	35,000	—
Common stock:		
Class A Voting, $1 par value, no maximum authorization, 1,030,780 shares issued and outstanding	1,031	1,031
Class B Voting, $1 par value, no maximum authorization, 500,301 shares issued and outstanding	500	500
Class C Non-Voting, $1 par value, no maximum authorization, 10,106,903 and 10,033,037 shares issued and outstanding as of December 31, 2002 and 2001, respectively	10,107	10,033
Additional paid-in capital	82,527	80,960
Accumulated other comprehensive income/(loss)	(407)	8,395
Retained earnings	54,813	33,518
Total Stockholders' Equity	183,571	134,437
Total Liabilities and Stockholders' Equity	$4,222,915	$3,415,856

See accompanying notes to consolidated financial statements.

FEDERAL AGRICULTURAL MORTGAGE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS

	For Year Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Interest income:			
Investments and cash equivalents	$ 40,799	$ 65,334	$ 91,905
Farmer Mac Guaranteed Securities	89,736	110,169	100,649
Loans	39,505	5,710	2,866
Total interest income	170,040	181,213	195,420
Interest expense	135,014	154,274	177,722
Net interest income	35,026	26,939	17,698
Provision for loan losses	(1,340)	(600)	(300)
Net interest income after provision for loan losses	33,686	26,339	17,398
Losses on financial derivatives and trading assets	(4,359)	(726)	—
Other income:			
Guarantee and commitment fees	19,277	15,807	11,677
Miscellaneous	1,332	560	399
Total other income	20,609	16,367	12,076
Total revenues	49,936	41,980	29,474
Expenses:			
Compensation and employee benefits	5,142	5,601	4,521
Provision for losses	6,883	6,125	4,439
Regulatory fees	1,172	735	584
General and administrative	5,547	4,094	3,744
Total operating expenses	18,744	16,555	13,288
Income before income taxes	31,192	25,425	16,186
Income tax expense	9,330	8,419	5,749
Net income before cumulative effect of change in accounting principles and extraordinary gain	21,862	17,006	10,437
Cumulative effect of change in accounting principles, net of taxes	—	(726)	—
Extraordinary gain, net of taxes of $479	889	—	—
Net income	22,751	16,280	10,437
Preferred stock dividends	(1,456)	—	—
Net income available to common stockholders	$ 21,295	$ 16,280	$ 10,437
Earnings per share:			
Basic net earnings	$ 1.83	$ 1.44	$ 0.94
Diluted net earnings	$ 1.77	$ 1.38	$ 0.92
Earnings per share before cumulative effect of change in accounting principles and extraordinary gain:			
Basic earnings per share	$ 1.76	$ 1.50	$ 0.94
Diluted earnings per share	$ 1.69	$ 1.45	$ 0.92

See accompanying notes to consolidated financial statements.

Federal Agricultural Mortgage Corporation and Subsidiary
Consolidated Statements of Changes in Stockholders' Equity

	Common Stock	Preferred Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income/(Loss)	Retained Earnings	Total
				(in thousands)		
Balance, January 1, 2000	$ 10,902	$ —	$ 71,097	$ (1,657)	$ 6,801	$ 87,143
Net income					10,437	10,437
Change in unrealized gain/loss on securities available-for-sale, net of taxes of $18.2 million				33,155		33,155
Comprehensive income						43,592
Issuance of Class C common stock	250		1,676			1,926
Balance, December 31, 2000	$ 11,152	$ —	$ 72,773	$ 31,498	$ 17,238	$ 132,661
Net income					16,280	16,280
Change in unrealized gain/loss on securities available-for-sale, net of taxes of $4.2 million				(7,601)		(7,601)
Cumulative effect of change in accounting principles, net of taxes of $4.8 million				(8,632)		(8,632)
Change in unrealized gain/loss on financial derivatives, net of taxes of $3.7 million				(6,870)		(6,870)
Comprehensive loss						(6,823)
Issuance of Class C common stock	412		8,187			8,599
Balance, December 31, 2001	$ 11,564	$ —	$ 80,960	$ 8,395	$ 33,518	$ 134,437
Net Income					22,751	22,751
Preferred stock dividends					(1,456)	(1,456)
Change in unrealized gain/loss on securities available-for-sale, net of taxes of $20.7 million				38,423		38,423
Change in unrealized gain/loss on financial derivatives, net of taxes of $25.4 million				(47,225)		(47,225)
Comprehensive income						12,493
Issuance of Class C common stock	74		1,900			1,974
Issuance of preferred stock		35,000	(333)			34,667
Balance, December 31, 2002	**$11,638**	**$35,000**	**$82,527**	**$ (407)**	**$54,813**	**$183,571**

See accompanying notes to consolidated financial statements.

FEDERAL AGRICULTURAL MORTGAGE CORPORATION AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended December 31,		
	2002	2001	2000
		(in thousands)	
Cash flows from operating activities:			
Net income	$ 22,751	$ 16,280	$ 10,437
Adjustments to reconcile net income to net cash provided by operating activities:			
Net amortization of investment premiums and discounts	743	(7,885)	1,269
Amortization of debt premiums, discounts and issuance costs	46,859	89,131	126,653
Proceeds from repayment of trading investment securities	(34,029)	(21,717)	—
Mark-to-market on trading securities and derivatives	4,359	(202)	—
Amortization of settled financial derivatives contracts	1,111	461	—
Extraordinary gain on debt repurchases	889	—	—
Provision for losses	8,223	6,725	4,739
Deferred income tax benefit	(2,959)	(2,250)	(1,853)
Increase in interest receivable	(9,023)	(572)	(12,781)
Decrease (increase) in guarantee and commitment fees receivable	66	(510)	(1,136)
Decrease (increase) in prepaid expenses and other assets	(6,065)	555	1,687
Increase in accrued interest payable	3,398	5,506	2,303
Increase in other liabilities	6,756	3,762	2,960
Net cash provided by operating activities	43,079	89,284	134,278
Cash flows from investing activities:			
Purchases of available-for-sale investment securities	(179,146)	(592,747)	(254,937)
Purchases of Farmer Mac II Guaranteed Securities and AgVantage bonds	(200,583)	(273,061)	(464,917)
Purchases of loans	(794,328)	(278,989)	(446,251)
Proceeds from repayment of investment securities	399,938	455,744	264,403
Proceeds from repayment Farmer Mac Guaranteed Securities	242,748	268,351	435,602
Proceeds from repayment of loans	67,168	2,021	1,183
Proceeds from sale of loans and Farmer Mac Guaranteed Securities	47,682	82,995	159,910
Settlement of financial derivatives	(5,053)	(5,230)	—
Purchases of office equipment	(161)	(71)	—
Net cash used in investing activities	(421,735)	(340,987)	(305,007)
Cash flows from financing activities:			
Proceeds from issuance of discount notes	58,967,290	105,736,192	64,284,888
Proceeds from issuance of medium-term notes	303,017	295,186	215,027
Payments to redeem discount notes	(58,433,613)	(105,641,354)	(64,072,223)
Payments to redeem medium-term notes	(207,254)	(246,960)	(57,300)
Net proceeds from preferred stock issuance	34,667	—	—
Proceeds from common stock issuance	1,974	8,599	1,926
Preferred stock dividends	(1,456)	—	—
Net cash provided by financing activities	664,625	151,663	372,318
Net increase (decrease) in cash and cash equivalents	285,969	(100,040)	201,589
Cash and cash equivalents at beginning of period	437,831	537,871	336,282
Cash and cash equivalents at end of period	$ 723,800	$ 437,831	$ 537,871

See accompanying notes to consolidated financial statements.

FEDERAL AGRICULTURAL MORTGAGE CORPORATION AND SUBSIDIARY
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. Organization

The Federal Agricultural Mortgage Corporation ("Farmer Mac" or the "Corporation") was chartered by the U.S. Congress in the Agricultural Credit Act of 1987 (12 U.S.C. §§ 2279aa et seq.), which amended the Farm Credit Act of 1971 (collectively, as amended, the "Act"). Farmer Mac is a stockholder-owned instrumentality of the United States that was created to establish a secondary market for agricultural real estate and rural housing mortgage loans and to increase the availability of long-term credit at stable interest rates to American farmers, ranchers and rural homeowners. The Farmer Mac secondary market for agricultural mortgage loans accomplishes that mission by providing liquidity and lending capacity to agricultural mortgage lenders by:

- purchasing newly originated and pre-existing ("seasoned") eligible mortgage loans directly from lenders through its "cash window" and seasoned eligible mortgage loans from lenders and other third parties in negotiated transactions;
- exchanging newly issued agricultural mortgage-backed securities guaranteed by Farmer Mac ("Farmer Mac Guaranteed Securities") for newly originated and seasoned eligible mortgage loans that back those securities in "swap" transactions;
- issuing long-term standby purchase commitments ("LTSPCs") for newly originated and seasoned eligible mortgage loans; and
- purchasing and guaranteeing mortgage-backed bonds secured by eligible mortgage loans, which are referred to as AgVantage bonds.

Farmer Mac conducts these activities through two programs—Farmer Mac I and Farmer Mac II. Under the Farmer Mac I program, Farmer Mac

- purchases eligible mortgage loans;
- securitizes eligible mortgage loans purchased and guarantees the timely payment of principal and interest on the agricultural mortgage-backed securities backed by such loans; and
- commits to purchase eligible mortgage loans under LTSPCs for such loans.

To be eligible for the Farmer Mac I program, loans must meet Farmer Mac's underwriting, appraisal and documentation standards. Under the Farmer Mac II program, Farmer Mac purchases the guaranteed portions of loans guaranteed by the United States Department of Agriculture (the "USDA-guaranteed portions") pursuant to the Consolidated Farm and Rural Development Act (7 U.S.C. §§ 1921 et seq.) and guarantees securities backed by those USDA-guaranteed portions purchased by Farmer Mac.

As of December 31, 2002, outstanding loans held by Farmer Mac and loans that either back Farmer Mac Guaranteed Securities or are subject to LTSPCs totaled $5.5 billion. Farmer Mac may retain Farmer Mac Guaranteed Securities in its portfolio or sell them to third parties.

Farmer Mac's two principal sources of revenue are:

- fees received in connection with outstanding Farmer Mac Guaranteed Securities and LTSPCs; and
- net interest income earned on its portfolio of Farmer Mac Guaranteed Securities, mortgage loans, AgVantage bonds and investments.

Farmer Mac funds its program purchases by issuing debt obligations of various maturities. As of December 31, 2002, Farmer Mac had outstanding $2.9 billion of discount notes and $1.0 billion of medium-term notes. During 2002, Farmer Mac continued its strategy of issuing debt obligations and investing a portion of the proceeds in non-program investments to increase its presence in the capital markets and thereby improve the mortgage rates offered by lenders to farmers, ranchers and rural homeowners.

2. Summary of Significant Accounting Policies

The accounting and reporting policies of Farmer Mac conform with generally accepted accounting principles in the United States of America. The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities (including, but not limited to, the allowance for loan losses, reserve for losses and the REO valuation allowance) as of the date of the consolidated financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates. The following are the significant accounting policies that Farmer Mac follows in preparing and presenting its consolidated financial statements:

(a) Principles of Consolidation

The consolidated financial statements include the accounts of Farmer Mac and its wholly-owned subsidiary, Farmer Mac Securities Corporation, whose principal activities are to facilitate the purchase and issuance of Farmer Mac Guaranteed Securities and to act as a registrant under registration statements filed with the Securities and Exchange Commission. All inter-company balances and transactions have been eliminated in consolidation.

(b) Cash and Cash Equivalents

Farmer Mac considers highly liquid investment securities with remaining maturities of three months or less at the time of purchase to be cash equivalents. Changes in the balance of cash and cash equivalents are reported in the consolidated statements of cash flows. The following table sets forth information regarding certain cash and non-cash transactions for the years ended December 31, 2002, 2001 and 2000.

	2002	2001	2000
		(in thousands)	
Cash paid during the year for:			
Interest	$63,750	$ 75,821	$ 50,493
Income taxes	12,600	8,200	6,825
Non-cash activity:			
Real estate owned acquired through foreclosure	7,632	2,457	471
Loans acquired and securitized as Farmer Mac Guaranteed Securities	—	105,436	452,124
Loans acquired from on-balance sheet Farmer Mac Guaranteed Securities	25,675	526	2,273

(c) Investments and Farmer Mac Guaranteed Securities

Farmer Mac classifies investments and Farmer Mac Guaranteed Securities that Farmer Mac has the positive intent and ability to hold to maturity as held-to-maturity. Such securities are carried at cost, adjusted for unamortized premiums and unearned discounts. Securities for which Farmer Mac does not have the positive intent to hold to maturity are classified as available-for-sale and are carried at estimated fair value. Unrealized gains and losses on available-for-sale securities are reported as accumulated other comprehensive income/(loss) in stockholders' equity. Securities classified as trading securities are reported at their fair value, with unrealized gains and losses included in earnings. Gains and losses on the sale of available-for-sale and trading securities are determined using the specific identification cost method.

Farmer Mac determines the fair value of Farmer Mac Guaranteed Securities based on the present value of the associated expected future cash flows. In estimating the present value of the expected future cash flows, management is required to make estimates and assumptions. The key estimates and assumptions include future discount rates and collateral repayment rates. Premiums, discounts and other deferred costs are amortized to interest income over the estimated life of the security using the effective interest method. Interest income on investments and Farmer Mac Guaranteed Securities is recorded on an accrual basis unless the collection of interest is considered doubtful.

Farmer Mac receives yield maintenance payments when certain loans or loans underlying Farmer Mac Guaranteed Securities prepay. These payments mitigate Farmer Mac's exposure to reinvestment risk and are calculated such that, when reinvested with the prepaid principal, they should generate substantially the same cash flows that would have been generated had the loans not prepaid. Yield maintenance payments are recognized as interest income in the consolidated statements of operations upon receipt.

(d) Loans

Loans for which Farmer Mac has the positive intent and ability to hold for the foreseeable future are classified as held for investment and reported at amortized cost. Loans that Farmer Mac does not intend to hold for the foreseeable future are classified as held for sale and reported at the lower of cost or market using the aggregate method. Of the loans held by Farmer Mac as of December 31, 2002, $929.1 million were held for investment and $37.0 million were held for sale. Of the loans held by Farmer Mac as of December 31, 2001, $173.5 million were held for investment and $25.9 million were held for sale.

(e) Securitization of Loans

Asset securitization involves the transfer of financial assets to another entity in exchange for cash and/or beneficial interests in the assets transferred. Farmer Mac transfers agricultural mortgage loans into trusts that are used as vehicles for the securitization of the transferred loans. The trusts issue Farmer Mac Guaranteed Securities that are beneficial interests in the assets of the trusts, to either Farmer Mac or third party investors. In most cases, Farmer Mac retains all of the securities issued by the trusts. From time to time, the securities issued by the trusts are sold to third party investors.

Farmer Mac guarantees the timely payment of principal and interest on the securities issued by the trusts and receives guarantee fees as compensation for its guarantee. Farmer Mac recognizes guarantee fees on an accrual basis over the terms of the Farmer Mac Guaranteed Securities, which coincide with the terms of the underlying loans. As such, no guarantee fees are unearned at the end of any reporting period. If Farmer Mac purchases a delinquent loan underlying a Farmer Mac Guaranteed Security, Farmer Mac stops accruing the guarantee fee upon the loan purchase.

Prior to April 1, 2001, Farmer Mac accounted for the transfer of loans into trusts in accordance with SFAS 125. Under that standard, each trust met the requirements of a "qualifying special purpose entity." Therefore, the trusts were not consolidated into Farmer Mac's consolidated financial statements. The Farmer Mac

Guaranteed Securities securitized prior to April 1, 2001 that Farmer Mac retained, have been recorded in Farmer Mac's consolidated financial statements as Farmer Mac Guaranteed Securities and are classified and accounted for in accordance with Statement of Financial Accounting Standards No. 115, *Accounting for Certain Investments in Debt and Equity Securities,* see Note 2(c).

Statement of Financial Accounting Standards No. 140, *Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities* ("SFAS 140"), which became effective for transfers of financial assets after March 31, 2001, expanded the requirements for "qualifying special purposes entities." The trust vehicles used in loan securitization transactions after March 31, 2001, in which Farmer Mac retains all the Farmer Mac Guaranteed Securities issued by the trust, do not meet the "qualifying special purpose entity" requirements of SFAS 140. Accordingly, Farmer Mac accounts for the Farmer Mac Guaranteed Securities it retains in these transactions as loans in its consolidated balance sheets and the guarantee fees earned on those assets are recorded as interest income in the consolidated statements of operations.

Transfers of agricultural mortgage loans into trusts in which Farmer Mac surrenders control over the financial assets and receives compensation other than beneficial interests in the underlying loans are recorded as sales under both SFAS 125 and SFAS 140. The carrying amount of the assets that are transferred in these transactions is allocated between the assets sold and the interests retained, if any, based on the relative fair values of each at the date of the transfer. A gain or loss is included in income for the difference between the allocated carrying amount of the asset sold and the net cash proceeds received. In 2002, 2001 and 2000, Farmer Mac did not realize any gains or losses upon the sale of loans accounted for as sales under SFAS 125 or SFAS 140.

When particular criteria are met, such as the default of the borrower, Farmer Mac has the option to repurchase the defaulted loans underlying Farmer Mac Guaranteed Securities (these options are commonly referred to as "removal-of-account" provisions). Farmer Mac records these loans in the consolidated financial statements during the period in which Farmer Mac has the option to repurchase the loans and therefore regains effective control over the transferred loans.

(f) Non-Performing Loans

Non-performing or "impaired" loans are loans for which it is probable that Farmer Mac will be unable to collect all amounts due according to the contractual terms of the loan agreement and include all loans 90 days or more past due. When a loan is determined to be impaired, interest due on the loan is not recognized as interest income until the payment is received from the borrower. Interest previously accrued on such loans or interest advanced to security holders is charged against the allowance for losses when deemed uncollectible.

(g) Real Estate Owned

Real estate owned consists of real estate acquired through foreclosure and is recorded at fair value less estimated selling costs at acquisition. Fair value is determined by appraisal or other appropriate valuation method. Losses estimated at the time of acquisition are charged to the allowance for loan losses. Subsequent to the acquisition, management continues to perform periodic valuations and establishes a valuation allowance for real estate owned through a charge to income if the carrying value of a property exceeds its estimated fair value less estimated selling costs.

(h) Financial Derivatives

Farmer Mac enters into financial derivative transactions principally to protect against the risk from the effects of market price or interest rate movements on the value of certain assets and future cash flows, not for trading or speculative purposes. Farmer Mac is required to recognize certain contracts and commitments as financial derivatives when the characteristics of those contracts and commitments meet the definition of a financial derivative promulgated by Statement of Financial Accounting Standards No. 133, *Accounting for Derivative Instruments and Hedging Activities,* as amended by Statement of Financial Accounting Standards No. 137, *Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133* and Statement of Accounting Standards No. 138, *Accounting for Certain Derivatives Instruments and Hedging Activities,* and as interpreted by the Financial Accounting Standards Board ("FASB") and the Derivative Implementation Group (collectively, "SFAS 133").

Effective January 1, 2001, Farmer Mac adopted SFAS 133, which establishes accounting and reporting standards for financial derivatives including certain financial derivatives embedded in other contracts and for hedging activities. The adoption of SFAS 133 resulted in a $0.7 million charge, net of tax, reported as a cumulative effect of a change in accounting principles and an $8.6 million decrease, net of tax, in stockholders' equity in Farmer Mac's consolidated financial statements as of and for the year ended December 31, 2001.

All financial derivatives are required to be recorded on the balance sheet at fair value as a freestanding asset or liability. Financial derivatives in hedging relationships that mitigate exposure to changes in the fair value of assets are considered fair value hedges. Financial derivatives in hedging relationships that mitigate the exposure to the variability in expected future cash flows or other forecasted transactions are considered cash flow hedges.

Fair value hedges are accounted for by recording the fair value of the financial derivative and the change in fair value of the asset attributable to the risk being hedged on the consolidated balance sheets with the net difference reported as ineffectiveness in the consolidated statements of operations as a gain or loss on financial derivatives. Financial derivatives are reported as either freestanding assets or freestanding liabilities in the consolidated balance sheets. The adjustment to the hedged asset is included in the reported amount of the hedged item. Cash payments or receipts and related amounts accrued during the reporting period on financial derivatives in fair value hedging relationships are recorded as an adjustment to the interest income on the hedged asset. If a financial derivative in a fair value hedging relationship is no longer effective, is de-designated from its hedging relationship, or is terminated, Farmer Mac discontinues fair value hedge accounting for the financial derivative and the hedged item. Accordingly, the hedged item is no longer adjusted for changes in its fair value attributable to the risk being hedged. The accumulated adjustment of the carrying amount of the hedged asset is recognized in earnings as an adjustment to interest income over the expected remaining life of the asset using the effective interest rate method.

Cash flow hedges are accounted for by recording the fair value of the financial derivative as either a freestanding asset or a freestanding liability on the consolidated balance sheets, with the effective portion of the change in fair value of the financial derivative recorded in accumulated other comprehensive income/(loss) within stockholders' equity, net of tax. Amounts are reclassified from accumulated other comprehensive income/(loss) to interest income or expense in the consolidated statements of operations in the period the hedged forecasted transaction affects earnings. Any ineffective portion of the change in fair value of the financial derivative is reported as a gain or loss on financial derivatives and trading assets in the consolidated statements of operations. If it becomes probable that a hedged forecasted transaction will not occur, any amounts included in accumulated other comprehensive income related to the specific hedging relationship are reclassified from accumulated other comprehensive income/(loss) to the consolidated statements of operations and reported as gains or losses on financial derivatives and trading assets.

Gains and losses on financial derivatives not considered highly effective in hedging the change in fair value or expected cash flows of the related hedged item are recognized in the consolidated statement of operations as a gain or loss on financial derivatives and trading assets, as these derivatives do not qualify for hedge accounting under SFAS 133. If a financial derivative has not been or will not continue to be highly effective as a hedge, hedge accounting is discontinued prospectively and the financial derivative continues to be recorded at fair value with changes in fair value reported as a gain or loss on financial derivatives and trading assets in the consolidated statement of operations.

Prior to January 1, 2001, unrealized gains and losses on financial derivatives used for hedging purposes were generally not required to be reported in the consolidated balance sheet. In order to be eligible for hedge accounting treatment, a high correlation had to be probable at the inception of the hedge transaction and maintained throughout the hedge period. For interest rate swaps, the net interest received or paid was treated as an adjustment to the interest income or expense related to the hedged assets or obligations in the period in which such amounts were due. Premiums and fees associated with interest rate caps were amortized to interest income or expense on a straight-line basis over the terms of the contracts. For financial derivatives that were not designated or did not qualify for hedge accounting treatment, realized and unrealized gains and losses were recognized in the statements of operations as a gain or loss on financial derivatives and trading assets.

(i) Notes Payable

Notes payable are classified as due within one year or due after one year based on their contractual maturities. Debt issuance costs are deferred and amortized to interest income or expense using the effective interest method over the estimated life of the related debt.

(j) Allowance for Losses

Farmer Mac maintains an allowance for losses to cover estimated probable losses on loans held for investment, real estate owned and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs in accordance with Statement of Financial Accounting Standard No. 5, *Accounting for Contingencies,* ("SFAS 5") and Statement of Financial Accounting Standard No. 114, *Accounting by Creditors for Impairment of a Loan* ("SFAS 114"), as amended. The methodology for determining the allowance for losses is the same for loans held for investment and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs because Farmer Mac believes the ultimate credit risk is the same, i.e., the underlying agricultural mortgage loans all meet the same credit underwriting and appraisal standards.

Farmer Mac's allowance for losses is estimated using a systematic process that begins with management's evaluation of the results of its proprietary loan pool simulation and guarantee fee model (the "Model"); those results may be modified by the application of management judgment that takes into account factors including:

- economic conditions;
- geographic and agricultural commodity concentrations of Farmer Mac's portfolio;

- the credit profile of Farmer Mac's portfolio;
- delinquency trends of Farmer Mac's portfolio; and
- historical charge-off and recovery activity of Farmer Mac's portfolio.

The Model offers historical loss experience on agricultural mortgage loans similar to those on which Farmer Mac has assumed credit risk, but over a longer term than Farmer Mac's own experience to date. Farmer Mac's systematic methodology for determining its allowance for losses is expected to migrate over time, away from the Model and toward the increased use of Farmer Mac's own historical portfolio loss experience, as that experience continues to develop. During this migration, Farmer Mac will continue to use the results from the Model, augmented by the application of management's judgment, to develop its loan loss allowance.

Management believes that its use of this methodology produces a reliable estimate of total probable losses, as of the balance sheet date, for all loans included in Farmer Mac's portfolio, including loans held for investment and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs.

In addition, Farmer Mac specifically analyzes its portfolio of non-performing assets (loans 90 days or more past due, in foreclosure, restructured, in bankruptcy—including loans performing under either their original loan terms or a court-approved bankruptcy plan—and REO) on a loan-by-loan basis. This analysis measures impairment based on the fair value of the underlying collateral for each individual loan relative to the total amount due, including principal, interest and advances under SFAS 114. In the event that the updated appraisal or management's estimate of discounted collateral value does not support the total amount due, Farmer Mac specifically determines an allowance for the loan for the difference between the recorded investment and its fair value, less estimated costs to liquidate the collateral.

Management believes that the general allowance, which is the difference between the total allowance for losses (generated through use of the Model) and the specific allowances, adequately covers any losses inherent in the portfolio of performing loans under SFAS 5.

Farmer Mac considers that the methodology described above produces a reliable estimate of the total probable losses inherent in the Farmer Mac portfolio. The Model:

- runs various configurations of loan types, terms, economic conditions, and borrower eligibility criteria to generate a distribution of loss exposures over time for all loans in the portfolio;
- uses historical agricultural real estate loan origination and servicing data that reflect varied economic conditions and stress levels in the agricultural sector;
- contains features that allow variations for changes in loan portfolio characteristics to make the data set more representative of Farmer Mac's portfolio and credit underwriting standards; and
- considers the effects of the ageing of the loan portfolio along the expected loss curves associated with individual cohort origination years, including the segments that are entering into or coming out of their peak default years.

Farmer Mac analyzes various iterations of the Model data to evaluate its overall allowance for loss and back tests the results to validate the Model. Such tests use prior period data to project losses expected in a current period, and compare those projections to actual losses incurred during the current period.

The allowance for losses is increased through periodic provisions for losses charged to expense and reduced by charge-offs for actual losses, net of recoveries that are recognized if liquidation proceeds exceed previous estimates. Charge-offs represent losses on the outstanding principal balance, any interest payments previously accrued or advanced and expected costs of liquidation. When certain criteria are met, such as the default of the borrower, Farmer Mac has the option to purchase the defaulted loans underlying Farmer Mac Guaranteed Securities and is obligated to purchase those underlying an LTSPC. These acquisitions are recorded in the consolidated financial statements at their fair value. Fair value is determined by appraisal or management's estimate of discounted collateral value. In September 2002, Farmer Mac adopted EITF issue 02-9, *Accounting for Changes That Result in a Transferor Regaining Control of Financial Assets Sold* ("the consensus" or "EITF 02-9"). The consensus requires that Farmer Mac record at acquisition, the difference between each loan's acquisition cost and its fair value, if any, as a charge to the reserve for losses. Prior to the adoption of the consensus, any specific allowance that had been established for the off-balance sheet obligation would have been transferred from the reserve for losses to the allowance for loan losses. Upon the receipt of each loan's updated appraisal or determination of management's estimate of discounted collateral value, the difference between the acquisition cost of the loan and its fair value, if any, was recorded as a charge to the allowance for loan losses.

No allowance for losses has been made for loans underlying Farmer Mac I Guaranteed Securities issued prior to the 1996 Act or Farmer Mac II Guaranteed Securities. Farmer Mac I

Guaranteed Securities issued prior to the 1996 Act are supported by unguaranteed first loss subordinated interests, which are expected to exceed the estimated credit losses on those loans. USDA-guaranteed portions collateralizing Farmer Mac II Guaranteed Securities are obligations backed by the full faith and credit of the United States. To date, Farmer Mac has experienced no credit losses on any pre-1996 Act Farmer Mac I Guaranteed Securities or on any Farmer Mac II Guaranteed Securities and does not expect to incur any such losses in the future.

During the year ended December 31, 2002 Farmer Mac reclassified certain components of its allowance for losses and its provision for losses to further clarify its presentation. Reclassifications of the allowance for losses and provision for losses for prior periods were made to conform to the current period presentation. These reclassifications are for presentation purposes only and have no impact on Farmer Mac's risk exposure, results from operations or financial position. See Note 2(q) for additional information regarding these reclassifications.

(k) Earnings Per Common Share

The following schedule reconciles basic and diluted earnings per share for the years ended December 31, 2002, 2001 and 2000. Basic earnings per share is based on the weighted-average common shares outstanding. Diluted earnings per share is based on the weighted-average number of common shares outstanding adjusted to include all potentially dilutive common stock options.

	2002			2001			2000		
	Basic EPS	Dilutive Stock Options	Diluted EPS	Basic EPS	Dilutive Stock Options	Diluted EPS	Basic EPS	Dilutive Stock Options	Diluted EPS
	(in thousands, except per share amounts)								
Net income available to common stockholders	$21,295		$21,295	$16,280		$16,280	$10,437		$10,437
Weighted-average shares	11,613	437	12,050	11,329	440	11,769	11,064	293	11,357
Earnings per common share	$ 1.83		$ 1.77	$ 1.44		$ 1.38	$ 0.94		$ 0.92
Effects of:									
Extraordinary gain	$ 0.07		$ 0.07	—		—	—		—
Cumulative effect of change in accounting principles	—		—	$ (0.06)		$ (0.06)	—		—

(l) Income Taxes

Deferred federal income tax assets and liabilities are established for temporary differences between financial and taxable income and are measured using the current enacted statutory tax rate. Income tax expense is equal to the income taxes payable in the current year plus the net change in the deferred tax asset or liability balance.

(m) Stock-Based Compensation

Farmer Mac accounts for its stock-based employee compensation plans, which are described more fully in Note 9, using the intrinsic value method of accounting for employee stock options pursuant to Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees,* and has adopted the disclosure-only provisions of Statement of Financial Accounting Standards No. 123, *Accounting for Stock-Based Compensation* ("SFAS 123"), as amended by Statement of Financial Accounting Standards No. 148, *Accounting for Stock-Based Compensation—Transition and Disclosure ("SFAS 148").* Accordingly, no compensation expense was recognized in 2002, 2001 and 2000 for employee stock option plans. Had Farmer Mac elected to use the fair value method of accounting for employee stock options, net income available to common stockholders and earnings per share for the years ended December 31, 2002, 2001 and 2000 would have been reduced to the pro forma amounts indicated in the following table:

	For the Years Ended December 31,		
	2002	2001	2000
	(in thousands, except per share amounts)		
Net income available to common stockholders, as reported	$21,295	$16,280	$10,437
Add back: Restricted stock compensation expense included in reported net income, net of taxes	617	577	536
Deduct: Total stock-based employee compensation expense determined under fair value-based method for all awards, net of tax	(2,990)	(2,662)	(2,403)
Pro forma net income available to common stockholders	$18,922	$14,195	$ 8,570
Earnings per share:			
Basic—as reported	$ 1.83	$ 1.44	$ 0.94
Basic—pro forma	$ 1.63	$ 1.25	$ 0.77
Diluted—as reported	$ 1.77	$ 1.38	$ 0.92
Diluted—pro forma	$ 1.57	$ 1.21	$ 0.76

The underlying assumptions to these fair value calculations are presented in Note 9.

(n) Comprehensive Income/(Loss)

Comprehensive income/(loss) represents all changes in stockholders' equity except those resulting from investments by or distributions to stockholders, and is comprised of net income available to common stockholders, unrealized gains and losses on securities available-for-sale and the effective portion of the unrealized gains and losses on financial derivatives in cash flow hedge relationships, net of reclassification adjustments and related taxes. The following table presents Farmer Mac's accumulated other comprehensive income/(loss) as of December 31, 2002 and 2001.

	As of December 31,		
	2002	2001	2000
		(in thousands)	
Net unrealized gains on securities available-for-sale, net of taxes	$ 62,321	$ 23,898	$31,498
Net unrealized losses on financial derivatives in cash flow hedge relationships, net of taxes	(62,728)	(15,503)	—
Accumulated other comprehensive income/(loss), net of tax	$ (407)	$ 8,395	$31,498

(o) Long-Term Standby Purchase Commitments ("LTSPCs")

Farmer Mac accounts for its LTSPCs in accordance with the consensus reached in EITF 85-20, *Recognition of Fees for Guaranteeing a Loan.* As is specified in this consensus, Farmer Mac recognizes LTSPC commitment fees over the life of the underlying loans. As such, no guarantee fees or commitment fees are unearned at the end of any reporting period. If Farmer Mac purchases a defaulted loan underlying an LTSPC, Farmer Mac stops accruing the commitment fee upon the loan purchase. If the loan becomes current and is repurchased from Farmer Mac under the terms of an LTSPC, Farmer Mac resumes accrual of the commitment fee. See Note 2(j) for Farmer Mac's policy for estimating probable losses for LTSPCs.

(p) New Accounting Standards

In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, *Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13 and Technical Corrections* ("SFAS 145") which is effective January 1, 2003 and requires gains and losses from the extinguishment or repurchase of debt to be classified as extraordinary items only if they meet the criteria for such classification in Accounting Principles Board Opinion No. 30, *Reporting the Results of Operations, Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions.* Until January 1, 2003, gains and losses from the extinguishment or repurchase of debt must be classified as extraordinary items. Subsequent to January 1, 2003, any gain or loss resulting from the extinguishment or repurchase of debt that was previously classified as an extraordinary item in a prior period that does not meet the criteria for such classification under Accounting Principles Board Opinion No. 30 must be reclassified. Farmer Mac will adopt the provisions of SFAS 145 on January 1, 2003 and will at that time reclassify the net gain on the extinguishment of debt recognized for the year ended December 31, 2002.

In December 2002, the FASB issued SFAS 148, which provides alternative transition methods for a voluntary change to the fair value-based method of accounting for stock-based employee compensation and amends the disclosure requirements of SFAS 123, to require prominent disclosures in both annual and quarterly financial statements of the method of accounting for stock-based employee compensation and the effect of the method used on reported results. Farmer Mac has not changed the way it accounts for stock-based employee compensation; however, it has adopted the disclosure provisions of SFAS 148.

In December 2002, the FASB issued Interpretation No. 45, *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others* ("FIN 45"), which requires a company to disclose many of the guarantees or indemnification agreements it issues, some of which are required to be recorded as a liability in a company's consolidated balance sheet at the time it enters into the guarantee. FIN 45 requires disclosures beginning in interim and year-end financial statements ending after December 15, 2002. Farmer Mac has adopted the disclosure provisions. The liability recognition provisions apply to guarantees issued or modified beginning January 1, 2003. Farmer Mac is in the process of evaluating the impact of the liability recognition provisions of FIN 45.

In January 2003, the FASB issued Interpretation No. 46, *Consolidation of Variable Interest Entities—an interpretation of ARB No. 51,* ("FIN 46") which addresses the consolidation of variable interest entities ("VIEs"). Generally, a VIE is a corporation, partnership, trust or any other legal structure used for business purposes that either (1) does not have equity investors with voting rights or (2) has equity investors that do not provide sufficient financial resources for the entity to support its activities. A VIE often holds financial assets and may be passive or it may engage in such activities as research and development or other activities on behalf of another company. FIN 46 requires that a VIE be consolidated by a company if that company is subject to a majority of the VIE's risk of loss or entitled to receive a majority of the VIE's residual returns or both. A company that consolidates a VIE is referred to as the primary beneficiary of that entity.

The consolidation requirements of FIN 46 apply immediately to VIEs created after January 31, 2003. The consolidation requirements apply to VIEs created on or before January 31, 2003 in the first fiscal year or interim period beginning after June 15, 2003. Certain of the disclosure requirements apply in all financial statements issued after January 31, 2003 regardless of when the VIE was established. Farmer Mac does not believe the adoption of FIN 46 will have a material impact on its consolidated financial position or its results of operations.

In September of 2002, the EITF reached a consensus on a portion of EITF 02-9. The consensus applies to loan transfers that were initially treated as sales and are recorded as a "re-purchase" when the transferor has regained effective control over the loan. The consensus indicates that under no circumstances should an allowance for losses be initially recorded when such loans have been recorded as a "re-purchase" on the transferor's financial statements. Farmer Mac has adopted the consensus, which applies to transactions that are recorded after September 12, 2002.

(q) Reclassifications

Certain reclassifications of prior year information were made to conform to the 2002 presentation. As a result of the continued increase in loans held for investment and to further clarify the various components of Farmer Mac's allowance for losses (previously referred to as reserve for losses), Farmer Mac reclassified certain components of its allowance for losses and provisions for losses to conform to the current presentation.

Farmer Mac reclassified its presentation of the allowance for losses and the provisions for losses as of and for the each of the years ended December 31, 2001 and 2000 to conform to the current year presentation. The following table summarizes the reclassifications on the 2001 consolidated financial statements to conform to the current presentation.

	Prior Presentation	Reclass-ifications	Current Presentation
		(in thousands)	
Balance sheet reclassifications:			
Allowance for loan losses	$ —	$ 1,352	$ 1,352
Reserve for losses	15,884	(1,352)	14,532
Total	$15,884	$ —	$15,884
Statement of operations reclassifications:			
Provision for loan losses	$ —	$ 600	$ 600
Provision for losses	6,725	(600)	6,125
Total	$ 6,725	$ —	$ 6,725

The following table summarizes the reclassifications for the statement of operations for the year ended December 31, 2000 to conform to the current presentation.

	Prior Presentation	Reclass-ifications	Current Presentation
		(in thousands)	
Provision for loan losses	$ —	$ 300	$ 300
Provision for losses	4,739	(300)	4,439
Total	$ 4,739	$ —	$ 4,739

3. Related Party Transactions

As provided by Farmer Mac's statutory charter, only banks, insurance companies and other financial institutions or similar entities may hold Farmer Mac's Class A voting common stock and only institutions of the Farm Credit System may hold Farmer Mac's Class B voting common stock. Farmer Mac's statutory charter also provides that Class A stockholders elect five members of Farmer Mac's 15-member board of directors and that Class B stockholders elect five members of the board of directors. Additionally, in order to participate in the Farmer Mac I program, a financial institution must own a requisite amount of Farmer Mac Class A or Class B voting common stock, based on the size and type of institution. As a result of these requirements, Farmer Mac conducts business with related parties in the normal course of Farmer Mac's business.

During 2002, Farmer Mac purchased eligible loans from 63 entities, placed loans under LTSPCs with 16 entities and conducted Farmer Mac II transactions with 143 entities operating throughout the United States. During the year, the top 10 institutions generated 90 percent of the Farmer Mac I loan volume.

For all of the transactions discussed below, Farmer Mac has a related party relationship with each entity resulting from a member of Farmer Mac's board of directors being affiliated with the entity in some capacity. These transactions were conducted in the ordinary course of business, with terms and conditions comparable to those applicable to any other third party.

The following is a summary of the related party activity for the year ended December 31, 2002:

The following transactions occurred between Zions First National Bank or its affiliates ("Zions"), which is Farmer Mac's largest holder of Class A voting common stock and a major holder of Class C non-voting common stock, and Farmer Mac during 2002:

- Farmer Mac purchased 183 loans having an aggregate principal amount of approximately $77.2 million from Zions under the Farmer Mac I program, representing approximately 4.1 percent of that program's volume for the year;

- Farmer Mac purchased 16 guaranteed portions of USDA-guaranteed loans having an aggregate principal amount of approximately $3.6 million from Zions under the Farmer Mac II program, representing approximately 2.1 percent of that program's volume for the year;
- Farmer Mac sold approximately $47.7 million of Farmer Mac Guaranteed Securities to Zions at no gain or loss;
- Farmer Mac and Zions entered into interest rate swap transactions having an aggregate notional principal amount of approximately $41.6 million (the aggregate outstanding notional principal amount of all interest rate swap transactions between Farmer Mac and Zions was $326.8 million as of December 31, 2002);
- Farmer Mac received approximately $1.0 million in guarantee fees on Farmer Mac Guaranteed Securities whose underlying loans were swapped or sold to Farmer Mac by Zions;
- Farmer Mac paid Zions approximately $51,000 in underwriting and loan file review fees;
- Zions received approximately $1.2 million in servicing fees for acting as a central servicer in the Farmer Mac I program;
- Zions received approximately $43,000 in fees for acting as agent with respect to approximately $28.3 million of Farmer Mac medium-term notes; and
- Zions received approximately $89,000 in commissions for acting as dealer with respect to approximately $738.7 million of Farmer Mac discount notes.

The following transactions occurred between AgFirst Farm Credit Bank ("AgFirst"), which is a major holder of Class B voting common stock, and Farmer Mac during 2002:

- Farmer Mac extended LTSPCs on 1,810 loans having an aggregate principal balance of approximately $314.1 million to AgFirst (the aggregate outstanding principal balance of the 2,840 total loans underlying LTSPCs with AgFirst was $431.3 million as of December 31, 2002);
- Farmer Mac guaranteed approximately $161.0 million of Farmer Mac Guaranteed Securities backed by rural housing loans under which Farmer Mac is second-loss guarantor for the last 10 percent of the securities;
- Farmer Mac received approximately $0.2 million in guarantee fees and approximately $1.3 million in commitment fees attributable to transactions with AgFirst; and
- AgFirst received approximately $122,000 in servicing fees for acting as a central servicer in the Farmer Mac I program.

Farmer Mac extended LTSPCs on 389 loans having an aggregate principal balance of approximately $388.6 million to Farm Credit West, ACA or its affiliates (the aggregate outstanding principal balance of the 777 loans underlying LTSPCs with Farm Credit West, ACA or its affiliates was $712.4 million as of December 31, 2002), and Farmer Mac received commitment fees of approximately $2.8 million.

Farmer Mac purchased 28 guaranteed portions of USDA-guaranteed loans having an aggregate principal amount of approximately $4.6 million from Bath State Bank under the Farmer Mac II program, and Farmer Mac received approximately $50,000 in guarantee fees on Farmer Mac II Guaranteed Securities whose underlying USDA-guaranteed portions were sold to Farmer Mac by Bath State Bank.

Farmer Mac extended LTSPCs on 56 loans having an aggregate principal balance of approximately $4.5 million to AgStar FCS, ACA (the aggregate outstanding principal balance of the 1,540 loans underlying LTSPCs with AgStar FCS, ACA was $103.3 million as of December 31, 2002), and Farmer Mac received commitment fees of approximately $0.5 million.

GreenPoint Financial Corp. or its affiliates received approximately $25,000 in servicing fees for acting as a central servicer in the Farmer Mac I program.

As of December 31, 2002, Farmer Mac had net interest payable to Zions or its affiliates of approximately $7.3 million. As of December 31, 2002, Farmer Mac had the following commitment fees receivable from related parties:

	As of December 31, 2002
	(in thousands)
Farm Credit West, ACA or its affiliates	$291
AgStar FCS, ACA	38
AgFirst Farm Credit Bank	307

4. Investment Securities

The amortized cost and estimated fair values of investments as of December 31, 2002 and 2001 were as follows. Fair value was estimated based on quoted market prices.

	2002				2001			
	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value	Amortized Cost	Unrealized Gain	Unrealized Loss	Fair Value
	(in thousands)							
Held-to-maturity:								
Cash investment in fixed rate guaranteed investment contract	$ 10,604	$ 890	$ —	$ 11,494	$ 10,602	$ —	$ (263)	$ 10,339
Total held-to-maturity	10,604	890	—	11,494	10,602	—	(263)	10,339
Available-for-sale:								
Floating rate asset-backed securities	12,543	—	(345)	12,198	17,970	9	—	17,979
Floating rate corporate debt securities	344,330	—	(1,464)	342,866	404,333	—	(589)	403,744
Fixed rate corporate debt securities	34,000	552	—	34,552	34,000	1,560	—	35,560
Fixed rate preferred stock	186,799	11,511	—	198,310	166,581	637	—	167,218
Floating rate mortgage-backed securities	207,394	—	(86)	207,308	337,622	—	(945)	336,677
Total available-for-sale	785,066	12,063	(1,895)	795,234	960,506	2,206	(1,534)	961,178
Trading:								
Adjustable rate mortgage-backed securities	23,944	627	—	24,571	35,575	599	—	36,174
Total trading	23,944	627	—	24,571	35,575	599	—	36,174
Total	$819,614	$13,580	$(1,895)	$831,299	$1,006,683	$2,805	$(1,797)	$1,007,691

The amortized cost, fair value and yield of investments by remaining contractual maturity as of December 31, 2002 are set forth below. Asset- and mortgage-backed securities are included based on their final maturities, although the actual maturities may differ due to prepayments of the underlying assets or mortgages. Farmer Mac owns one held-to-maturity investment that matures after ten years with an amortized cost of $10.6 million, a fair value of $11.5 million, and a yield of 6.15 percent.

	Available-for-Sale			Trading			Total		
	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield
	(dollars in thousands)								
Due within one year	$209,900	$210,270	2.83%	$ —	$ —	—	$209,900	$210,270	2.83%
Due after one year through five years	178,467	176,841	1.99%	—	—	—	178,467	176,841	1.99%
Due after five years through ten years	188,491	200,008	8.05%	—	—	—	188,491	200,008	8.05%
Due after ten years	208,208	208,115	1.94%	23,944	24,571	5.38%	232,152	232,686	2.30%
Total	$785,066	$795,234	3.66%	$23,944	$24,571	5.38%	$809,010	$819,805	3.71%

5. Farmer Mac Guaranteed Securities

As of December 31, 2002 and 2001, Farmer Mac Guaranteed Securities included the following:

	As of December 31,					
	2002			2001		
	Principal Balance	Premiums, Discounts and Other Deferred Costs	Amortized Cost	Principal Balance	Premiums Discounts and Other Deferred Costs	Amortized Cost
	(in thousands)					
Farmer Mac I	$ 946,014	$(2,375)	$ 943,639	$1,138,915	$(2,906)	$1,136,009
Farmer Mac II	578,681	73	578,754	516,746	59	516,805
Total	$1,524,695	$(2,302)	$1,522,393	$1,655,661	$(2,847)	$1,652,814

Farmer Mac estimates the fair value of its Farmer Mac Guaranteed Securities by discounting the projected cash flows at projected interest rates. Because the cash flows may be interest rate path dependent, the values and projected discount rates are derived using a Monte Carlo simulation model. The following table sets forth the amortized costs, unrealized gains and losses and estimated fair values of the Farmer Mac Guaranteed Securities as of December 31, 2002 and 2001.

	As of December 31,					
	2002			2001		
	Held-to-Maturity	Available-for-Sale	Total	Held-to-Maturity	Available-for-Sale	Total
	(in thousands)					
Amortized cost	$639,273	$883,120	$1,522,393	$589,775	$1,063,039	$1,652,814
Unrealized gains	24,376	86,114	110,490	34,321	37,562	71,883
Unrealized losses	—	—	—	—	—	—
Fair value	$663,649	$969,234	$1,632,883	$624,096	$1,100,601	$1,724,697

Of the total Farmer Mac Guaranteed Securities held by Farmer Mac as of December 31, 2002, $1.3 billion are fixed-rate or reprice after one year.

The amortized cost, fair value and yield of Farmer Mac Guaranteed Securities by remaining contractual maturity, although the actual maturities may differ due to prepayments of the underlying mortgage loans, as of December 31, 2002 are set forth below.

	Held-to Maturity			Available-for Sale			Total		
	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield	Amortized Cost	Fair Value	Yield
	(dollars in thousands)								
Due within one year	$ 35,345	$ 36,793	3.45%	$ 43,705	$ 46,488	6.98%	$ 79,050	$ 83,281	5.47%
Due after one year through five years	53,496	56,767	5.45%	90,128	96,850	6.12%	143,624	153,617	5.95%
Due after five years through ten years	87,124	90,434	4.59%	199,342	225,971	5.64%	286,466	316,405	5.39%
Due after ten years	463,308	479,655	4.78%	549,945	599,925	5.56%	1,013,253	1,079,580	5.26%
Total	$639,273	$663,649	4.74%	$883,120	$969,234	5.70%	$1,522,393	$1,632,883	5.36%

The table below presents a sensitivity analysis for Farmer Mac's retained Farmer Mac Guaranteed Securities as of December 31, 2002.

	December 31, 2002
	(dollars in thousands)
Fair value of beneficial interests retained in Farmer Mac Guaranteed Securities	$1,632,883
Weighted-average remaining life	4.7 years
Weighted-average prepayment speed (annual rate)	10.6%
Effect on fair value of a 10% adverse change	$ (2,295)
Effect on fair value of a 20% adverse change	$ (4,369)
Weighted-average discount rate	5.3%
Effect on fair value of a 10% adverse change	$ (22,332)
Effect on fair value of a 20% adverse change	$ (44,083)

These sensitivities are hypothetical and should be viewed as such. As the figures indicate, changes in fair value-based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumptions to the change in fair value may not be linear. Also, in this table the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption. In fact, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which might amplify or counteract the sensitivities.

Farmer Mac securitizes two types of assets: agricultural mortgage loans and USDA-guaranteed portions. Farmer Mac manages the credit risk of its securitized agricultural mortgage loans, both on- and off-balance sheet, together with its on-balance sheet agricultural mortgage loans and the agricultural mortgage loans underlying its off-balance sheet LTSPCs. See Note 8 for more information regarding this credit risk. Due to the differing interest rate and funding risk characteristics of on- and off-balance sheet asset classes, Farmer Mac manages its on-balance sheet agricultural mortgage loans held and securitized differently from its off-balance sheet securitized agricultural mortgage loans and off-balance sheet agricultural mortgage loans underlying LTSPCs.

Farmer Mac separately manages its securitized USDA-guaranteed portions and manages those held on its balance sheet differently from those that are off-balance sheet—also due to their differing interest rate and funding risk characteristics.

As part of fulfilling its guarantee obligations for Farmer Mac I Guaranteed Securities and commitments to purchase eligible loans underlying LTSPCs, Farmer Mac purchases defaulted loans, all of which are at least 90 days delinquent at the time of purchase, out of those securities and pools, and records the purchased loans as such on its balance sheet.

The table below presents the outstanding principal balances, 90-day delinquencies and net credit losses as of and for the periods indicated for each managed asset class, both on- and off-balance sheet.

	Total Principal Amount		90-Day Delinquencies[1]		Net Credit Losses		
	As of December 31,				For the Year Ended December 31,		
	2002	2001	2002	2001	2002	2001	2000
	(in thousands)						
On-balance sheet assets:							
Farmer Mac I:							
Loans	$ 949,378	$ 199,113	$54,679	$53,051	$3,728	$1,325	$—
Guaranteed Securities	946,014	1,138,915	—	—	368	(211)	—
Farmer Mac II:							
Guaranteed Securities	578,681	516,747	—	—	—	—	—
Total	$2,474,073	$1,854,775	$54,679	$53,051	$4,096	$1,114	$—
Off-balance sheet assets:							
Farmer Mac I:							
LTSPCs	$2,681,240	$1,884,260	$ 3,535	$ 1,485	$ —	$ —	$—
Guaranteed Securities	299,940	367,210	—	—	—	1,050	—
Farmer Mac II:							
Guaranteed Securities	67,109	78,409	—	—	—	—	—
Total	$3,048,289	$2,329,879	$ 3,535	$ 1,485	$ —	$1,050	$—
Total	$5,522,362	$4,184,654	$58,214	$54,536	$4,096	$2,164	$—

(1) Includes loans and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities that are 90 days or more past due, in foreclosure, restructured after delinquency, and in bankruptcy excluding loans performing under either their original loan terms or a court-approved bankruptcy plan.

6. Financial Derivatives

Farmer Mac enters into interest rate swap contracts to adjust the characteristics of Farmer Mac's debt to match more closely the characteristics of the Corporation's assets and to derive an overall lower effective fixed-rate cost of borrowing than would otherwise be available to Farmer Mac in the conventional debt market. Farmer Mac is also required to recognize certain contracts and commitments as derivatives when the characteristics of those contracts and commitments meet the definition of a derivative as promulgated by SFAS 133. Farmer Mac enters into financial derivatives as an end-user, not for trading or speculative purposes. As with any financial instrument, financial derivatives have inherent risks: market risk and credit risk.

Market Risk. Market risk is the risk of an adverse effect resulting from changes in interest rates or spreads on the value of a financial instrument. Farmer Mac manages market risk associated with financial derivatives by establishing and monitoring limits as to the degree of risk that may be undertaken. This risk is periodically measured as part of Farmer Mac's overall risk monitoring processes, which include market value of equity measurements, net interest income modeling and other measures.

Credit Risk. Credit risk is the risk that a counterparty will fail to perform according to the terms a financial contract in which Farmer Mac has an unrealized gain. Credit losses could occur in the event of non-performance by counterparties to the financial derivative contracts. Farmer Mac mitigates this counterparty credit risk by dealing with counterparties with high credit ratings (no less than BBB+ as of December 31, 2002), establishing and maintaining collateral requirements and entering into netting agreements. Netting agreements provide for netting all amounts receivable and payable under all transactions covered by the netting agreement between Farmer Mac and a single counterparty. Farmer Mac's exposure to credit risk related to its financial derivatives is represented by those counterparties for which Farmer Mac has a net receivable, including the effect of any netting arrangements. As of December 31, 2002 and 2001, Farmer Mac's credit exposure, excluding netting arrangements was $0.4 million and $0.3 million, respectively; however, including netting arrangements, Farmer Mac had no net receivables. Conversely, financial derivatives in a net payable position required Farmer Mac to pledge securities as collateral of approximately $37.0 million as of December 31, 2002. Farmer Mac was not required to pledge any securities as of December 31, 2001.

Interest Rate Risk. Farmer Mac uses financial derivatives to provide a cost- and capital-efficient way to manage its interest rate risk exposure by modifying the repricing or maturity characteristics of certain assets and liabilities and by locking in the rates for certain forecasted issuances of liabilities. The primary financial derivatives Farmer Mac uses include interest rate swaps and forward sale contracts. Farmer Mac uses interest rate swaps to assume fixed rate interest payments in exchange for variable rate interest payments and vice versa. Depending on the hedging relationship, the effects of these agreements are (a) the conversion of variable rate liabilities to longer-term fixed rate liabilities, (b) the conversion of long-term fixed rate assets to shorter-term variable rate assets, or (c) the reduction of the variability of future changes in interest rates on forecasted issuances of liabilities. The net payments of these agreements are charged to either interest expense or interest income, depending on whether the agreement is designated to hedge an existing or forecasted liability or asset.

Fair Value Hedges

Interest Rate Swaps. Farmer Mac uses interest rate swaps primarily to offset the change in value of certain fixed rate investments and liabilities caused by movements in the benchmark interest rate (LIBOR). In calculating the effective portion of the fair value hedges under SFAS 133, the change in fair value of the financial derivative is recognized currently in earnings, as is the change in the value of the hedged items attributable to the risk being hedged. Accordingly, the net difference or hedge ineffectiveness, if any, is recognized currently in the consolidated statement of operations as a gain or loss on financial derivatives and trading assets. Fair value hedge ineffectiveness for each of the years ended December 31, 2002 and 2001 was not significant.

Forward Sale Agreements. Loans held for sale expose Farmer Mac to interest rate risk. Farmer Mac manages this risk for certain loans held for sale by selling forward government-sponsored enterprise debt and mortgage backed securities. The changes in fair values of the hedged loans and the related financial derivatives are recorded in the consolidated statements of operations as a gain or loss on financial derivatives and trading assets. The net change in the fair values of loans held for sale and the related financial derivatives for each of the years ended December 31, 2002 and 2001 was not significant.

The following table summarizes information related to Farmer Mac's financial derivatives in fair value hedge relationships as of December 31, 2002:

	Notional Amount	Fair Value Asset	Fair Value (Liability)	Weighted-Average Pay Rate	Weighted-Average Receive Rate	Weighted-Average Forward Price	Weighted-Average Remaining Life (in Years)
				(dollars in thousands)			
Medium-term notes:							
Pay variable interest rate swaps	$ 85,000	$317	$—	2.72%	4.76%	—	7.08
Loans:							
Agency forwards	20,958	—	(81)	—	—	1.06	0.04
Total fair value hedges	$105,958	$317	$(81)	2.72%	4.76%		

SFAS 133 also required a $1.1 million increase in the line item "loans" on the consolidated balance sheet as of December 31, 2002, due to the recognition of the change in the fair value of a hedged item.

Cash Flow Hedges

Interest Rate Swaps. Farmer Mac uses interest rate swaps to hedge the variability of future cash flows associated with existing variable rate liabilities and forecasted issuances of liabilities. With respect to the variable rate liabilities (discount notes) on the December 31, 2002 balance sheet, Farmer Mac uses interest rate swaps to hedge the risk of changes in the benchmark rate (LIBOR), which affects the amount of future payments to be made on discount notes. With respect to the hedging of the forecasted issuance of discount notes, Farmer Mac utilizes interest rate swaps with a longer maturity than the underlying liabilities. The use of interest rate swap contracts with longer maturities than the underlying liabilities allows Farmer Mac to hedge both the risk of changes in the benchmark rate (LIBOR) on existing liabilities and the replacement of such liabilities upon maturity. These cash flow hedge relationships are treated as effective hedges as long as the future issuances of liabilities remain probable and the hedges continue to meet the requirements of SFAS 133. Farmer Mac expects to hedge the forecasted issuance of liabilities over a period that ranges from a minimum of 1 year to a maximum of 15 years.

Farmer Mac measures the ineffectiveness of cash flow hedges in accordance with SFAS 133 and reports this amount, if any, as a gain or loss on financial derivatives and trading assets in the consolidated statement of operations. The ineffectiveness for each of the years ended December 31, 2002 and 2001 was not significant.

Basis Swaps. Farmer Mac uses basis swaps to create comparable asset-liability positions. Specifically, Farmer Mac uses basis swaps to hedge combined asset-liability positions in which an asset and a liability with variable cash flows have different interest rate bases. Basis swaps are used to convert the interest rate index of the asset to the same index as the variable rate liability or vice versa. These swaps are treated as effective hedge relationships if the index of one leg of the swap is the same as the index of the identified asset and the index of the other leg of the swap is the same as the index of the identified liability. Farmer Mac measures ineffectiveness for basis swaps in accordance with SFAS 133 and reports this amount as a gain or loss on financial derivatives and trading assets in the consolidated statement of operations. The ineffectiveness for each of the years ended December 31, 2002 and 2001 was not significant.

A significant proportion of Farmer Mac's outstanding basis swaps are with a related party. See Note 3 for additional information on these related party transactions.

Forward Sale Agreements and Future Contracts. Farmer Mac uses forward sale contracts involving government-sponsored enterprise debt instruments and mortgage backed securities and futures contracts involving U.S. Treasury securities to reduce the variability of future changes in interest rates on forecasted issuances of liabilities. Farmer Mac measures ineffectiveness in accordance with the provisions of SFAS 133. The ineffectiveness for each of the years ended December 31, 2002 and 2001 was not significant. The effective portion of the change in fair value of these contracts is recorded in accumulated other comprehensive income/(loss), net of tax. The amounts recorded in accumulated other comprehensive income/(loss) will be recognized in the statements of operations as the hedged transactions affect earnings.

The following table summarizes information related to financial derivatives in cash flow hedging relationships, as of December 31, 2002:

	Notional Amount	Fair Value Asset	Fair Value (Liability)	Weighted-Average Pay Rate	Weighted-Average Receive Rate	Weighted-Average Forward Price	Weighted-Average Remaining Life (in Years)
				(dollars in thousands)			
Discount notes or medium-term notes:							
Pay fixed interest rate swaps	$ 642,798	$—	$(76,316)	5.92%	1.68%	—	8.81
Agency forwards	41,218	—	(463)	—	—	1.03	0.06
Loans or Farmer Mac Guaranteed Securities and discount notes:							
Basis swaps	326,846	—	(11,703)	5.64%	2.10%	—	12.42
Total cash flow hedges	$1,010,862	$—	$(88,482)	5.83%	1.82%		

As of December 31, 2002, Farmer Mac had approximately $62.7 million of net after-tax unrealized losses on cash flow hedges included in accumulated other comprehensive income/(loss). These amounts will be reclassified into earnings in the same period or periods during which the hedged forecasted transactions (either the payment of interest or issuance of discount notes) affect earnings or immediately when it becomes probable that the original hedged forecasted transaction will not occur within two months of the originally specified date.

During the next 12 months, Farmer Mac expects to reclassify approximately $7.0 million of the net after-tax unrealized losses included in accumulated other comprehensive income/(loss) as of December 31, 2002.

Other Financial Derivatives. Farmer Mac employs certain hedging strategies that do not meet the hedge accounting criteria in SFAS 133. These financial derivatives are recorded on the balance sheet at fair value as freestanding assets or liabilities and the related changes in fair value are recognized in the consolidated statements of operations as gains or losses on financial derivatives and trading assets.

The following table summarizes information related to Farmer Mac's other financial derivatives as of December 31, 2002:

	Notional Amount	Fair Value Asset	Fair Value (Liability)	Weighted-Average Pay Rate	Weighted-Average Receive Rate	Weighted-Average Forward Price	Weighted-Average Remaining Life (in Years)
				(dollars in thousands)			
Pay fixed interest rate swaps	$ 90,259	$—	$ (4,968)	5.35%	1.63%	—	4.23
Basis swaps	23,944	—	(783)	5.38%	1.70%	—	4.30
Purchased caps	345,000	—	—	—	—	8.50%	1.23
Total other financial derivatives	$ 459,203	$—	$ (5,751)	5.35%	1.64%		

For the years ended December 31, 2002 and 2001, Farmer Mac reported $4.4 million and $0.8 million, respectively, of losses on financial derivatives that do not qualify for hedge accounting and trading assets in the consolidated statements of operations.

7. Notes Payable

Farmer Mac's borrowings consist of discount notes and medium-term notes, both of which are unsecured general obligations of the Corporation. Discount notes generally have maturities of one year or less, whereas medium-term notes have maturities of one to 15 years.

The following table sets forth information related to Farmer Mac's borrowings for 2002 and 2001:

	2002					2001				
	Outstanding as of December 31, 2002		Average Outstanding During Year		Maximum Outstanding at Any Month End	Outstanding as of December 31, 2001		Average Outstanding During Year		Maximum Outstanding at Any Month End
	Amount	Rate	Amount	Rate		Amount	Rate	Amount	Rate	
	(dollars in thousands)									
Due within one year:										
Discount notes	$2,777,206	2.71%	$2,533,762	2.65%	$2,815,784	$2,197,427	2.80%	$2,175,087	4.39%	$2,240,965
Current portion of medium-term notes	118,540	4.61%				35,840	6.07%			
	2,895,746	2.79%				2,233,267	2.85%			
Due after one year:										
Medium-term notes due in:										
2003	—	—				83,326	5.70%			
2004	153,753	4.57%				121,309	5.40%			
2005	245,664	5.61%				148,469	6.62%			
2006	157,227	5.70%				119,138	5.82%			
2007	59,014	5.36%				12,700	7.41%			
2008	68,872	5.56%				70,514	5.67%			
Thereafter	300,788	6.57%				413,007	6.28%			
	985,318	5.74%				968,463	6.09%			
Total	$3,881,064	3.54%				$3,201,730	3.83%			

Certain of Farmer Mac's medium-term notes are callable. Callable notes give Farmer Mac the option to redeem the notes at par value on a specified call date or at any time on or after a specified call date. The following table summarizes the maturities, amounts and costs for callable notes by call period as of December 31, 2002.

	Callable Debt as of December 31, 2002		
	Maturity	Amount	Rate
	(dollars in thousands)		
Callable in:			
2003	2003–2006	$83,700	3.95%
2004	2011	3,400	5.80%
		$87,100	4.02%

The following schedule summarizes the earliest repricing date of total borrowings outstanding as of December 31, 2002, including callable and non-callable medium-term notes, assuming callable notes are redeemed at the initial call date.

	Earliest Repricing Date of Borrowings Outstanding	
	Amount	Weighted-Average Rate
	(dollars in thousands)	
2003	$2,944,446	2.36%
2004	157,153	4.59%
2005	234,664	5.70%
2006	119,527	5.64%
2007	59,014	5.36%
2008	68,872	5.56%
Thereafter	297,388	6.58%
Total	$3,881,064	3.18%

During 2002 and 2001, Farmer Mac called $49.3 million and $57.7 million of callable medium-term notes, respectively.

Authority to Borrow from the Treasury of the United States. Farmer Mac's statutory charter authorizes Farmer Mac to borrow, in extreme circumstances, up to $1.5 billion from the Secretary of the Treasury, if necessary, to fulfill its obligations under any guarantee. The debt would bear interest at a rate determined by the Secretary of the Treasury based on the then current cost of funds to the United States. The charter requires the debt to be repaid within a reasonable time. To date, Farmer Mac has not utilized this borrowing authority.

Extraordinary Gains and Losses. During first quarter 2002, Farmer Mac recognized a net after-tax extraordinary gain of $1.6 million resulting from the repurchase of $43.8 million of outstanding Farmer Mac debt. During second quarter 2002, Farmer Mac recognized a net after-tax extraordinary gain of $0.6 million resulting from the repurchase of $18.9 million of outstanding Farmer Mac debt. During fourth quarter 2002, Farmer Mac recognized a net after-tax extraordinary loss of $1.3 million resulting from the repurchase of $41.0 million of outstanding Farmer Mac debt. All of these repurchases were from outstanding Farmer Mac debt that had a maturity date of October 14, 2011 and an interest rate of 5.4 percent. These debt securities were replaced with new fixed-rate funding to the same maturity dates at more attractive interest rates, which preserves Farmer Mac's asset-liability match and reduces future interest expense. The combined net after-tax extraordinary gain resulting from the repurchase of outstanding Farmer Mac debt in 2002 was $0.9 million.

8. Allowance for Losses and Concentrations of Credit Risk

Allowance for Losses. Farmer Mac maintains an allowance for losses to cover probable estimated principal and interest losses on all loans held (allowance for loan losses), loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs (reserve for losses) and real estate owned (REO valuation allowance). No allowance for losses has been provided for Farmer Mac I Guaranteed Securities issued prior to the 1996 Act or for Farmer Mac II Securities. See Note 2(e), Note 2(j), Note 5 and Note 12 for more information about Farmer Mac Guaranteed Securities.

The allowance for losses is increased through periodic provisions for losses charged to expense and reduced by charge-offs for actual losses, net of recoveries that are recognized if liquidation proceeds exceed previous estimates. Charge-offs represent losses on the outstanding principal balance, any interest payments previously accrued or advanced and expected costs of liquidation.

The following is a summary of the changes in the allowance for losses for each year in the three-year period ended December 31, 2002:

	Allowance for Loan Losses	REO Valuation Allowance	Reserve for Losses	Total Allowance for Losses
	(in thousands)			
Balances as of January 1, 2000	$ 120	$ —	$ 6,464	$ 6,584
Provision for losses	300	—	4,439	4,739
Net charge-offs	—	—	—	—
Balances as of December 31, 2000	$ 420	$ —	$ 10,903	$ 11,323
Provision for losses	600	—	6,125	6,725
Net allocation of allowance	(5)	(61)	66	—
Net charge-offs	337	61	(2,562)	(2,164)
Balances as of December 31, 2001	$ 1,352	$ —	$ 14,532	$ 15,884
Provision for losses	1,340	—	6,883	8,223
Net allocation of allowance	3,221	1,284	(4,505)	—
Net charge-offs	(3,251)	(692)	(153)	(4,096)
Balances as of December 31, 2002	**$ 2,662**	**$ 592**	**$16,757**	**$20,011**

All loans that Farmer Mac purchases, issues guarantees with respect to, or commits to purchase under an LTSPC in the Farmer Mac I program are underwritten for conformance to Farmer Mac's underwriting and appraisal standards and Farmer Mac believes the credit risk is the same. Accordingly, management establishes general allowances for loans held and loans underlying LTSPCs and Farmer Mac Guaranteed Securities collectively.

The following table presents Farmer Mac's reserve for losses for all post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs on a pro rata basis as of December 31, 2002 and 2001.

Reserve for Losses on LTSPCs and
Post-1996 Act Farmer Mac I Guaranteed Securities

	December 31,	
	2002	2001
	(in thousands)	
On-balance sheet Farmer Mac I Guaranteed Securities	$ 4,036	$ 6,030
Off-balance sheet Farmer Mac I Guaranteed Securities	1,280	1,890
LTSPCs	11,441	6,612
Total reserve for losses	$16,757	$14,532

When certain criteria are met, such as the default of the borrower, Farmer Mac has the option to purchase the defaulted loans underlying Farmer Mac Guaranteed Securities and is obligated to purchase those underlying an LTSPC. These acquisitions are recorded in the consolidated financial statements at their fair value. Fair value is determined by appraisal or other appropriate valuation method. In September 2002, Farmer Mac adopted EITF 02-9, which requires that Farmer Mac record at acquisition the difference between each loan's acquisition cost and its fair value, if any, as a charge to the reserve for losses. Prior to the adoption of EITF 02-9, any specific allowance that had been established for the off-balance sheet obligation would be transferred from the reserve for losses to the allowance for loan losses (referred to as "net allocation of the allowance" in the table above). Upon the receipt of each loan's updated appraisal or estimation of value, the difference between the acquisition cost of the loan and its fair value, if any, was recorded as a charge to the allowance for loan losses.

A portion of the allowance for losses is specifically allocated to impaired loans when the fair value of the collateral, less the estimated selling cost, is less than the cost basis in the loan. The balance of impaired loans, both on- and off-balance sheet, and the related allowance specifically allocated to those impaired loans as of December 31, 2002 and 2001 are summarized in the following table:

	2002			2001		
	Balance	Allowance	Net Balance	Balance	Allowance	Net Balance
			(in thousands)			
Impaired loans with:						
Specific allowance for losses	$12,137	$(2,036)	$10,101	$11,174	$(3,450)	$ 7,724
No specific allowance for losses	63,171	—	63,171	47,105	—	47,105
Total	$75,308	$(2,036)	$73,272	$58,279	$(3,450)	$54,829

In accordance with the terms of all applicable trust agreements, Farmer Mac acquires all loans that collateralize Farmer Mac Guarantee Securities that become and remain 90 days or more past due on the next subsequent loan payment date. During 2002, Farmer Mac purchased 79 defaulted loans having a principal balance of $46.4 million from pools underlying Farmer Mac Guaranteed Securities and LTSPCs. During 2001, Farmer Mac made 12 such purchases for a total of $8.3 million. The following table presents Farmer Mac's purchases of defaulted loans underlying Farmer Mac I Guaranteed Securities and LTSPCs.

	For the Year Ended December 31,	
	2002	2001
	(in thousands)	
Defaulted loans purchased underlying off-balance sheet Farmer Mac I Guaranteed Securities	$17,386	$6,005
Defaulted loans underlying on-balance sheet Farmer Mac I Guaranteed Securities transferred to loans	25,675	526
Defaulted loans purchased underlying LTSPCs	3,386	1,751
Total	$46,447	$8,282

Farmer Mac recognized interest income on impaired loans of approximately $0.6 million and $1.7 million during the years ended December 31, 2002 and 2001, respectively. During 2002, Farmer Mac's average investment in impaired loans and loans underlying on-balance sheet Farmer Mac Guaranteed Securities was $71.0 million.

Concentrations of Credit Risk. The following table sets forth the geographic and commodity diversification, as well as the range of loan-to-value ratios, for all loans held and loans underlying post-1996 Act Farmer Mac I Guaranteed Securities and LTSPCs as of December 31, 2002 and 2001:

	As of December 31,	
	2002	2001
	(in thousands)	
By geographic region[1]:		
Northwest	$1,167,331	$1,100,423
Southwest	2,273,846	1,489,882
Mid-North	518,439	423,044
Mid-South	233,997	136,623
Northeast	298,340	196,267
Southeast	329,681	163,009
Total	$4,821,634	$3,509,248
By commodity:		
Crops	$2,085,963	$1,568,976
Livestock	987,533	672,364
Permanent plantings	1,341,165	1,061,209
Part-time farms	367,823	160,146
Other	39,150	46,553
Total	$4,821,634	$3,509,248
By loan-to-value:		
0.00% to 40.00%	$1,246,891	$899,226
40.01% to 50.00%	1,046,915	753,382
50.01% to 60.00%	1,339,891	898,810
60.01% to 70.00%	1,066,419	859,084
70.01% to 80.00%	106,493	84,476
80.01% to 90.00%	15,025	14,270
Total	$4,821,634	$3,509,248

(1) Geographic regions: Mid-North (IA, IL, IN, MI, MN, MO, WI); Mid-South (KS, OK, TX); Northeast (CT, DE, KY, MA, MD, ME, NC, NH, NJ, NY, OH, PA, RI, TN, VA, VT, WV); Northwest (AK, ID, MT, ND, NE, OR, SD, WA, WY); Southeast (AL, AR, FL, GA, LA, MS, SC); Southwest (AZ, CA, CO, HI, NM, NV, UT).

Loan-to-value ratios are based on collateral values at origination of the loan and are calculated by dividing the loan principal balance at the time of guarantee, purchase or commitment by the appraised value at the date of loan origination or, when available, an updated appraised value at the time of guarantee, purchase or commitment. Current loan-to-value ratios may be higher or lower than the original loan-to-value ratios.

9. Stockholders' Equity

Common Stock. Farmer Mac has three classes of common stock outstanding:

- Class A voting common stock, which may be held only by banks, insurance companies and other financial institutions or similar entities that are not institutions of the Farm Credit System. By statute, no holder of Class A voting common stock may directly or indirectly be a beneficial owner of more than 33 percent of the outstanding shares of Class A voting common stock;
- Class B voting common stock, which may be held only by institutions of the Farm Credit System. There are no restrictions on the maximum holdings of Class B voting common stock; and
- Class C non-voting common stock, which has no ownership restrictions.

Dividends have not been paid to any common stockholders nor does Farmer Mac expect to pay dividends in the foreseeable future. Farmer Mac's ability to declare and pay a dividend could be restricted if it failed to comply with regulatory capital requirements.

Preferred Stock. On May 6, 2002 the Corporation issued 700,000 shares of 6.40 percent Cumulative Preferred Stock, Series A, which has a redemption price and liquidation preference of $50.00 per share, plus accrued and unpaid dividends. The preferred stock does not have a maturity date. Beginning on June 30, 2012, Farmer Mac has the option to redeem the preferred stock at any time, in whole or in part, at the redemption price of $50.00 per share, plus accrued and unpaid dividends through and including the redemption date. Farmer Mac pays cumulative dividends on the preferred stock quarterly in arrears, when and if declared by the board of directors. The costs of issuing the preferred stock were charged to additional paid-in capital.

Stock Option Plan. In 1992 and 1996, Farmer Mac adopted stock option plans for officers to acquire shares of Class C non-voting common stock. Under the 1992 plan, stock options granted were exercisable immediately, and, if not exercised, will expire 10 years from the date of grant. The exercise price of options under the 1992 plan, which were granted in

1992 and 1993, is $2.19 per share. The maximum number of options that could be issued under the 1992 plan was 345,000, 315,000 of which were issued, net of cancellations. Under the 1996 plan, stock options awarded under the plan vested annually in thirds, with the last installment having vested in June 1998. If not exercised, any options granted under the 1996 plan will expire 10 years from the date of grant. The exercise price of options granted under the 1996 plan, which were issued in 1996, is $2.63. The maximum number of options that could be issued under the 1996 plan was 338,490, all of which were issued.

In 1997, Farmer Mac adopted a new stock option plan for directors, officers and other employees, the terms of which are generally the same as for the 1996 plan, except that options issued to directors since June 1, 1998, if not exercised, will expire five years from the date of grant. Of the 3,750,000 shares authorized to be issued under the 1997 plan, 1,686,292 have been issued, net of cancellations. Options granted under the 1997 plan during 2002 have exercise prices ranging from $26.25 to $45.06 per share. For all stock options granted under all three of Farmer Mac's plans, the exercise price was equal to the closing price of the Class C common stock on or immediately preceding the grant date.

The following table summarizes stock option activity for 2002 and 2001:

	2002		2001	
	Shares	Weighted-Average Exercise Price	Shares	Weighted-Average Exercise Price
Outstanding, beginning of year	1,416,426	$17.61	1,546,896	$13.39
Granted	270,421	28.97	278,411	31.17
Exercised	(39,736)	15.64	(382,588)	10.60
Canceled	(10,000)	31.24	(26,293)	17.77
Outstanding, end of year	1,637,111	$19.45	1,416,426	$17.61
Options exercisable at year end	1,368,884		1,079,052	

The cancellations of stock options during 2002 and 2001 were due to unvested options terminating in accordance with the provisions of the applicable stock option plans upon directors' or employees' departures from Farmer Mac.

The following table summarizes information regarding options outstanding as of December 31, 2002:

	Options Outstanding		Options Exercisable
Exercise Price	Number of Shares	Weighted-Average Remaining Contractual Life	Number of Shares
$ 2.19	90,000	0.5 years	90,000
2.63	165,087	3.5 years	165,087
11.83	63,312	4.5 years	63,312
12.67	1,200	5.7 years	1,200
12.92	4,050	4.6 years	4,050
15.13	340,881	6.5 years	340,881
16.38	25,813	7.7 years	25,813
18.13	5,000	7.8 years	5,000
18.25	3,300	4.9 years	3,300
19.38	20,213	6.7 years	20,213
20.00	140,886	3.7 years	140,886
21.19	3,000	7.9 years	3,000
22.08	237,495	5.0 years	237,495
22.94	1,500	6.6 years	1,500
26.20	2,000	8.2 years	1,000
26.25	15,000	9.7 years	5,000
26.92	500	8.3 years	250
27.75	3,000	8.1 years	1,500
29.10	247,255	8.1 years	82,419
29.56	1,000	9.7 years	—
31.02	4,627	8.5 years	3,100
31.20	8,750	8.7 years	5,833
31.24	250,042	7.0 years	166,695
31.50	1,500	8.4 years	750
34.90	1,000	8.7 years	500
34.91	200	8.7 years	100
45.06	500	9.3 years	—
	1,637,111		1,368,884

The weighted-average fair values of options granted in 2002, 2001 and 2000 were $13.50, $11.61 and $6.13, respectively, which under the fair value-based method of accounting for stock-based compensation cost would have reduced net income available to common stockholders by $2.4 million, $2.1 million and $1.9 million for 2002, 2001 and 2000, respectively. The fair values were estimated using the Black-Scholes option-pricing model based on the following assumptions:

	2002	2001	2000
Risk-free interest rate	5.2%	5.4%	6.3%
Expected years until exercise	5 years	5 years	5 years
Expected stock volatility	40.0%	47.1%	42.7%
Dividend yield	0.0%	0.0%	0.0%

Restricted Stock. In addition to stock options, the Corporation, by authorization of the board of directors, may issue restricted stock to employees. Restricted stock entitles participants to all the rights of a stockholder, except that some of the shares awarded are subject to forfeiture if the participant is not employed by Farmer Mac at the end of the restriction period and other shares are not subject to forfeiture but may not be disposed of by the participant during the restriction period. The vesting or restriction period is usually one to two years. The value of restricted stock granted to employees is amortized over the vesting period. During 2002, 2001 and 2000, 32,338, 28,602 and 53,974 shares of restricted stock, respectively, were granted, resulting in compensation expense of $0.9 million, $0.9 million and $0.8 million being recognized during the respective years.

10. Income Taxes

The components of the provision for federal income taxes for the years ended December 31, 2002, 2001 and 2000 were as follows:

	2002	2001	2000
		(in thousands)	
Current	$12,289	$10,669	$ 7,602
Deferred	(2,959)	(2,250)	(1,853)
	$ 9,330	$ 8,419	$ 5,749

A reconciliation of tax at the statutory federal tax rate to the income tax provision for the years ended December 31, 2002, 2001 and 2000 is as follows:

	2002	2001	2000
		(in thousands)	
Tax expense at statutory rate	$10,917	$ 8,899	$ 5,665
Effect of non-taxable			
dividend income	(1,596)	(386)	—
Other	9	(94)	84
Income tax expense	$ 9,330	$ 8,419	$ 5,749
Statutory tax rate	35.0%	35.0%	35.0%
Effective tax rate	29.9%	33.1%	35.5%

The components of the deferred tax assets and liabilities as of December 31, 2002 and 2001 were as follows:

	2002	2001
	(in thousands)	
Deferred tax assets:		
Reserve for losses on guaranteed securities	$ 7,004	$ 5,639
Unrealized loss on financial derivatives		
designated as cash flow hedges	33,777	8,532
Other	2,442	848
Total deferred tax assets	43,223	15,019
Deferred tax liability:		
Unrealized gain on available-for-sale securities	33,557	13,153
Total deferred tax liability	33,557	13,153
Net deferred tax asset	$ 9,666	$ 1,866

A valuation allowance is required to reduce the net deferred tax asset to an amount that is more likely than not to be realized. No valuation allowance was considered necessary as of December 31, 2002 and 2001.

11. Employee Benefits

On December 28, 1989, Farmer Mac adopted a defined contribution retirement plan for all of its employees. Through 2001, Farmer Mac contributed 13.2 percent of the lesser of an individual's gross salary or $170,000, plus 5.7 percent of the difference between (1) the lesser of the gross salary or $170,000 and (2) the Social Security Taxable Wage Base. The Economic Growth and Tax Relief Reconciliation Act of 2001 increased the $170,000 to $200,000, adjusted for inflation, beginning in 2002. Employees in service prior to December 7, 2000 are fully vested in contributions made to the plan after they have been employed by Farmer Mac for two years. Employees beginning service on and after December 7, 2000 are fully vested after they have been employed for three years. Expense for this plan for the years ended December 31, 2002, 2001 and 2000 was $384,000, $376,000 and $327,000, respectively.

12. Off-Balance Sheet Guarantees and LTSPCs, Commitments and Contingencies

Farmer Mac offers approved agricultural and rural residential mortgage lenders two Farmer Mac I off-balance sheet alternatives to increase their liquidity or lending capacity while retaining the cash flow benefits of their loans. To be eligible for these Farmer Mac I secondary market transactions, a loan must meet Farmer Mac's credit underwriting, appraisal and documentation standards. Accordingly, Farmer Mac believes the credit risk it assumes in each of these transaction alternatives is the same.

Off-Balance Sheet Farmer Mac Guaranteed Securities. Periodically Farmer Mac transfers agricultural mortgage loans into trusts that are used as vehicles for the securitization of the transferred assets and the beneficial interests in the loans are sold to third party investors. The table below summarizes certain cash flows received from and paid to these trusts.

	Year Ended December 31,		
	2002	2001	2000
	(in thousands)		
Proceeds from new securitizations	$47,682	$82,995	$159,910
Guarantee fees received	775	579	250
Purchase of assets from the trusts	17,386	6,005	2,273
Servicing advances	1,235	819	64
Repayments of servicing advances	1,134	52	—

Farmer Mac is liable under its guarantee to ensure that the securities make timely payments to investors of principal and interest based on the underlying loans, regardless of whether the trust has actually received such scheduled loan payments. As consideration for Farmer Mac's assumption of the credit risk on these mortgage pass-through certificates, Farmer Mac receives an annual guarantee fee, recognized as earned on an accrual basis over the life of the loan that is based upon the outstanding balance of the Farmer Mac Guaranteed Security.

Farmer Mac is required to perform under its obligation when the underlying loans for the off-balance sheet Farmer Mac Guaranteed Securities do not make their scheduled installment payments. When a loan underlying a Farmer Mac I Guaranteed Security becomes 90 days or more past due, Farmer Mac has the option to repurchase the loan from the trust and generally does repurchase such loans thereby reducing the principal balance of the outstanding Farmer Mac Guaranteed Securities.

The following table presents the maximum principal amount of potential undiscounted future payments that Farmer Mac could be required to make under off-balance sheet Farmer Mac Guaranteed Securities as of December 31, 2002 and 2001, not including offsets provided by any recourse provisions, recoveries from third parties or collateral for the underlying loans.

Outstanding Balance of Off-Balance Sheet Farmer Mac Guaranteed Securities

	December 31,	
	2002	2001
	(in thousands)	
Farmer Mac I Guaranteed Securities:		
Post-1996 Act	$299,940	$366,749
Pre-1996 Act	—	461
Total Farmer Mac I	299,940	367,210
Farmer Mac II Guaranteed Securities	67,109	78,409
Total Farmer Mac I and II	$367,049	$445,619

If Farmer Mac exercises its option to purchase a loan that is collateral for a Farmer Mac I Guaranteed Security, Farmer Mac would have the right to enforce the terms of the loan, and in the event of a default, would have access to the underlying collateral. Farmer Mac typically recovers a significant portion of the value of defaulted loans purchased either through borrower payments, loan payoffs, payments by third parties or foreclosure and sale.

Farmer Mac has recourse to the USDA for any amounts advanced for the timely payment of principal and interest on Farmer Mac II Guaranteed Securities. That recourse is the USDA guarantee, a full faith and credit obligation of the United States that becomes enforceable if a lender fails to repurchase the USDA-guaranteed portion from its owner within 30 days after written demand from the owner when (a) the borrower under the guaranteed loan is in default not less than 60 days in the payment of any principal or interest due on the USDA-guaranteed portion, or (b) the lender has failed to remit to the owner the payment made by the borrower on the USDA-guaranteed portion or any related loan subsidy within 30 days after the lender's receipt thereof.

As of December 31, 2002, the weighted-average remaining maturity of all loans underlying off-balance sheet Farmer Mac Guaranteed Securities was 12.4 years. The portion of the reserve for losses that was attributable to off-balance sheet Farmer Mac Guaranteed Securities was $1.3 million and $1.9 million as of December 31, 2002 and 2001, respectively. For additional detail on Farmer Mac's methodology for determining the reserve for losses, see Note 2(j) and Note 8.

Long-Term Standby Purchase Commitments. An LTSPC is a commitment by Farmer Mac to purchase eligible loans on an undetermined future date. In consideration for Farmer Mac's assumption of the credit risk on loans underlying an LTSPC, Farmer Mac receives an annual commitment fee on the outstanding balance of those loans. The fee is recognized as earned on an accrual basis over the life of the loan.

An LTSPC permits a seller to nominate from its portfolio a segregated pool of loans, which are retained in the seller's portfolio. Upon nomination, Farmer Mac reviews the loan portfolio to confirm that it is in compliance with Farmer Mac's underwriting standards. Upon Farmer Mac's acceptance of the conforming loans, the seller effectively transfers the credit risk on those loans to Farmer Mac, thereby reducing its credit and concentration exposures and, consequently, its regulatory capital requirements and its loss reserve requirements. Credit risk is transferred via Farmer Mac's commitment to purchase some or all of the segregated loans from the counterparty based upon Farmer Mac's original credit review and acceptance of the credit risk on the loans.

The specific events or circumstances that would require Farmer Mac to perform under its LTSPCs include the (1) determination by the holder of the LTSPC to sell some or all of the loans under the LTSPC to Farmer Mac or (2) the failure of the borrower under any loan to make installment payments under that loan for a period of 120 days.

The LTSPC commits Farmer Mac to purchase these loans:

- At par plus accrued interest, if the loans become four months delinquent;
- At a mark-to-market price, if the loans are not delinquent and are standard Farmer Mac cash window loan products;
- At a mark-to-market negotiated price for all (but not some) loans in the pool, if they are not four months delinquent; or
- In exchange for Farmer Mac Guaranteed Securities.

As of December 31, 2002 and 2001, the maximum principal amount of potential undiscounted future payments that Farmer Mac could be requested to make under LTSPCs, not including offsets provided by any recourse provisions, recoveries from third parties or collateral for the underlying loans, was $2.7 billion and $1.9 billion respectively.

If requested to purchase the underlying loans, Farmer Mac would have the right to enforce the terms of the loans, and in the event of loan default, would have access to the underlying collateral. To date Farmer Mac has not incurred any charge-offs on LTSPCs. However, Farmer Mac believes that credit risk that is assumed in the LTSPC transactions is the same as the credit risk that is assumed for its other products. Farmer Mac believes that it will generally recover a significant portion of the value of the defaulted loans purchased either through borrower payments, loan payoffs, payments by third parties or foreclosure and sale.

As of December 31, 2002, the weighted-average remaining maturity of all loans underlying LTSPCs was 15.4 years. The portion of the reserve for losses that was attributable to LTSPCs was $11.4 million and $6.6 million as of December 31, 2002 and 2001, respectively. For additional detail on Farmer Mac's methodology for determining the reserve for losses, see Note 2(j) and Note 8.

Commitments. Farmer Mac enters into mandatory and optional delivery commitments to purchase loans. Most loan purchase commitments entered into by Farmer Mac are mandatory commitments, in which Farmer Mac charges a fee to extend or cancel the commitment. All optional loan purchase commitments are sold forward under optional commitments to deliver Farmer Mac Guaranteed Securities that may be cancelled by Farmer Mac without penalty. As of December 31, 2002, commitments to purchase Farmer Mac I and II loans totaled $26.2 million, of which $4.5 million were optional commitments. Outstanding loan purchase commitments as of December 31, 2001, totaled $21.1 million, of which $4.7 million were optional commitments.

Farmer Mac is exposed to interest rate risk from the time it commits to purchase a loan to the time it either: (a) sells Farmer Mac Guaranteed Securities backed by the loan or (b) issues debt to retain the loan in its portfolio. There were no commitments to sell Farmer Mac Guaranteed Securities as of December 31, 2002 and 2001. Farmer Mac manages the interest rate risk related to loans not yet sold or funded as a retained investment through the use of forward sale contracts involving government-sponsored enterprise debt and mortgage-backed securities and futures contracts involving U.S. Treasury securities. See Note 2(h) and Note 6 for information regarding financial derivatives.

Rental expense for Farmer Mac's office space was $0.5 million, $0.3 million and $0.3 million for each of the years ended December 31, 2002, 2001 and 2000, respectively. The future minimum lease payments under Farmer Mac's non-cancelable lease for its office space are as follows:

Future Minimum Lease Payments

	(in thousands)
2003	$ 531
2004	545
2005	558
2006	573
2007	586
Thereafter	2,498
Total	$5,291

13. Fair Value Disclosures

The following table sets forth the estimated fair values and the carrying values for financial assets and liabilities as of December 31, 2002 and 2001. Significant estimates, assumptions and present value calculations are used for the following disclosure, resulting in a high degree of subjectivity in the indicated fair values. Accordingly, these estimated fair values are not necessarily indicative of what Farmer Mac would realize in an actual sale or purchase.

	As of December 31,			
	2002		2001	
	Fair Value	Carrying Amount	Fair Value	Carrying Amount
	(in thousands)			
Financial assets:				
Cash and cash equivalents	$ 723,800	$ 723,800	$ 437,831	$ 437,831
Investment securities	831,299	830,409	1,007,691	1,007,954
Farmer Mac Guaranteed Securities	1,632,883	1,608,507	1,724,697	1,690,376
Loans	1,008,706	963,461	203,144	198,003
Financial derivatives	317	317	15	15
Financial liabilities:				
Notes payable:				
Due within one year	2,863,224	2,895,746	2,234,240	2,233,267
Due after one year	1,168,760	985,318	1,020,989	968,463
Financial derivatives	94,314	94,314	20,762	20,762

Farmer Mac estimates the fair value of its loans and Farmer Mac Guaranteed Securities by discounting the projected cash flows of these instruments at projected interest rates. Because the cash flows of these instruments may be interest rate path dependent, these values and projected discount rates are derived using a Monte Carlo simulation model. Notes payable and interest rate contracts are valued using a similar methodology. For investment securities, futures contracts and commitments to purchase and sell government-sponsored enterprise debt and mortgage-backed securities, fair values are based on market quotes. The carrying value of cash and cash equivalents approximates fair value.

14. Quarterly Financial Information (Unaudited)

	2002 Quarter Ended				2001 Quarter Ended			
	Dec. 31	Sept. 30	June 30	Mar. 31	Dec. 31	Sept. 30	June 30	Mar. 31
	(dollars in thousands, except per share amounts)							
Interest income	$43,643	$45,761	$43,491	$37,144	$39,253	$45,160	$46,369	$50,431
Interest expense	34,914	35,784	34,641	29,674	32,056	37,292	39,947	44,978
Net interest income	8,729	9,977	8,850	7,470	7,197	7,868	6,422	5,453
Provision for loan losses	(389)	(324)	(315)	(312)	(300)	(150)	(100)	(50)
Net interest income after provision for loan losses	8,340	9,653	8,535	7,158	6,897	7,718	6,322	5,403
Guarantee and commitment fees	5,114	4,874	4,723	4,567	4,534	4,177	3,669	3,428
Gains/(Losses) on derivatives	(2,903)	(1,451)	(230)	224	317	(295)	(159)	(589)
Miscellaneous	114	458	368	392	140	137	116	166
Total revenues	10,665	13,534	13,396	12,341	11,888	11,737	9,948	8,408
Total operating expenses	4,161	5,607	4,727	4,249	4,120	4,354	4,142	3,938
Income before income taxes	6,504	7,927	8,669	8,092	7,768	7,383	5,806	4,470
Income tax expense	1,854	2,342	2,630	2,505	2,287	2,455	2,091	1,588
Cumulative effect of change in accounting principles, net of taxes	—	—	—	—	—	—	—	(726)
Extraordinary gain/(loss), net of taxes	(1,313)	—	583	1,620	—	—	—	—
Net income	3,337	5,585	6,622	7,207	5,481	4,928	3,715	2,156
Preferred stock dividends	(560)	(560)	(336)	—	—	—	—	—
Net income available to common stockholders	$ 2,777	$ 5,025	$ 6,286	$ 7,207	$ 5,481	$ 4,928	$ 3,715	$ 2,156
Earnings per share:								
Basic net earnings	$ 0.24	$ 0.43	$ 0.55	$ 0.62	$ 0.48	$ 0.43	$ 0.33	$ 0.19
Diluted net earnings	$ 0.23	$ 0.42	$ 0.52	$ 0.59	$ 0.46	$ 0.41	$ 0.32	$ 0.18
Earnings per share before cumulative effect of change in accounting principles and extraordinary items:								
Basic net earnings	$ 0.35	$ 0.43	$ 0.50	$ 0.48	$ 0.48	$ 0.43	$ 0.33	$ 0.26
Diluted net earnings	$ 0.34	$ 0.42	$ 0.48	$ 0.46	$ 0.46	$ 0.41	$ 0.32	$ 0.25

Corporate Information

Corporate Headquarters
1133 Twenty-First Street, NW
Suite 600
Washington, DC 20036
Phone: (202) 872-7700 or
(800) 879-FARM
Fax: (202) 872-7713
Website: http://www.farmermac.com

Annual Meeting of Stockholders
Thursday, June 5, 2003
9:00 a.m.
Embassy Suites Hotel
1250 22nd Street, NW
Washington, DC 20037

Formal notice of the meeting, the proxy statement and the proxy card are being mailed to each stockholder of record entitled to vote at the meeting simultaneously with the mailing of this Annual Report.

Transfer Agent and Registrar
American Stock Transfer & Trust Company
6201 15th Avenue
Brooklyn, NY 11219
Phone: (800) 937-5449
Website: http://www.amstock.com

Form 10-K
Stockholders may obtain, without charge, a copy of Farmer Mac's 2002 Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, from Farmer Mac's website or by contacting Farmer Mac's Corporate Secretary, Jerome G. Oslick, at Farmer Mac's Corporate Headquarters.

Independent Auditors
Deloitte & Touche LLP
1750 Tysons Boulevard
McLean, VA 22102-4219

Counsel
Shearman & Sterling
801 Pennsylvania Avenue, NW
Washington, DC 20004

Designed by Curran & Connors, Inc. / www.curran-connors.com

FARMERMAC
Financing Rural America

1133 Twenty-First Street, NW • Suite 600 • Washington, DC 20036

